As filed with the Securities and Exchange Commission on September 13, 2006
Registration No. 333-135426

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHUTTERFLY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7384	94-3330068
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

2800 Bridge Parkway, Suite 101
Redwood City, CA 94065
(650) 610-5200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey T. Housenbold
Chief Executive Officer and President
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, CA 94065
(650) 610-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Daniel A. Dorosin, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 13, 2006
Prospectus
5,800,000 shares
Common stock
This is an initial public offering of shares of common stock by Shutterfly, Inc. Shutterfly is selling 5,800,000 shares of common stock. The estimated initial public offering price is between $13.00 and $15.00 per share.
Our common stock has been approved for listing on The NASDAQ Global Market under the symbol SFLY.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Shutterfly, before expenses	$	$

Certain of our stockholders have granted the underwriters an option for a period of 30 days to purchase from them up to 870,000 additional shares of common stock. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds to the selling stockholders, before expenses, will be $                    . We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 9.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
JPMorgan

Piper Jaffray

Jefferies & Company
                      , 2006

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PROSPECTUS SUMMARY
       This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment in our common stock. Unless otherwise indicated, the terms “Shutterfly,” “we,” “us” and “our” refer to Shutterfly, Inc., a Delaware corporation, together with its subsidiary.
Shutterfly, Inc.
       We are an Internet-based social expression and personal publishing service that enables consumers to share, print and preserve their memories by leveraging our technology, manufacturing, web-design and merchandising capabilities. Our vision is to make the world a better place by helping people share life’s joy. Our mission is to build an unrivaled service that enables deeper, more personal relationships between our customers and those who matter most in their lives. Today, with the evolution of digital cameras and technology, millions of people around the world are capturing their memories and communicating in more meaningful ways. We provide a wide range of products and services that allow consumers to upload, edit, enhance, organize, find, share, create, print and preserve their digital photos.
       Consumers use our products and services to stay connected to their friends and family. Our customers purchase prints and other physical products both for their own personal use and for giving personalized gifts such as photo-based products, including photo books, calendars and greeting cards, as well as photo-based merchandise, including mugs, mouse pads, bags, puzzles, playing cards and apparel.
       We have experienced rapid growth since launching our service in December 1999. Since inception, we have fulfilled more than 12 million orders, sold approximately 370 million prints and stored approximately one billion of our consumers’ photos in our image archives. In addition, our net revenues increased from approximately $31.4 million in the year ended December 31, 2003 to $54.5 million in the year ended December 31, 2004 to approximately $83.9 million in the year ended December 31, 2005, and our net income increased during those periods from approximately $2.0 million to approximately $3.7 million to approximately $28.9 million. However, our net income for the year ended December 31, 2005 included an income tax benefit of approximately $24.1 million, which should be considered when comparing our historical net income data. As of June 30, 2006, we had an accumulated deficit of $39.8 million.
Industry Overview and Addressable Market
       Internet and digital photo-based technology today enables consumers to create an archive of memories that extends beyond photos to include highly personalized, more engaging products and services that can be protected and preserved for future generations. We believe that the key forces driving the expansion of the market for these products and services are:

•	the proliferation of digital cameras;

•	the increasing penetration of high-speed data connectivity;

•	the increasing convenience and quality of online photo services;

•	the growing consumer desire to find an easy, hassle-free way to generate personalized content; and

•	the increasing participation by consumers in online communities.

       The addressable market for our products and services includes every person who enjoys the memories created by digital photographic devices such as cameras, camera cell phones or camcorders. We currently address several adjacent markets related to consumers’ desire to be thoughtful and creative with their memories, including:

•	Photo prints. Photo prints currently represent our largest market opportunity, with industry sources estimating the U.S. market for digital photo prints to be approximately $10 billion in 2005 and growing to approximately $30 billion in 2009. In addition, industry sources predict that in the United States, photos ordered over the Internet for mail delivery will grow from approximately $424 million in 2005 to approximately $1.9 billion in 2009.

•	Greeting cards. According to the Greeting Card Association’s website, U.S. consumers purchase approximately 7 billion greeting cards each year, generating nearly $7.5 billion in retail sales.

•	Scrapbooks. According to a 2004 survey by Creating Keepsakes and Craftrends magazines, the U.S. scrapbook industry was approximately $2.55 billion in 2004, up 27.8% from 2001.

•	Calendars. In a 2002 guide published by the Calendar Marketing Association, it estimated that 500 million calendars are produced annually in the United States.

•	Photo-based merchandise. Photo-based merchandise is a substantial market opportunity that includes any product that can be customized with the imprint of a digital image.
Value for Our Customers
       We seek to create value for our customers by providing the following:
       Broad offering. We offer a wide variety of products to customers, including prints, photo-based products and merchandise and a broad assortment of ancillary products such as frames, photo albums and scrapbooking accessories. In addition, we provide a number of tools and services, such as the ability to upload and edit photos online, share photos with friends and family and store an unlimited number of photos on our system at no cost.
       Premium brand. We focus on ease of use, image and product quality and secure photo storage to help establish Shutterfly as a premium brand. We strive to maintain our status by providing fast, consistent fulfillment times, responsive customer service and innovative products and services.
       Customer-focused approach. The entire Shutterfly customer experience — including free membership, the ability to upload, edit, store and share an unlimited number of photos and the fact that membership is not required to view friends’ and family’s shared pictures — reflects our customer-focused approach.
The Shutterfly Solution
       We have developed a portfolio of products and services along with specialized manufacturing capabilities that we believe allow us to offer consumers a better way to enjoy, share and preserve their memories. We believe that our business model is supported by the following characteristics:
       Viral network effect. Our customers create a viral network of new users and customers in a number of ways. They generate most of the content on our service by uploading their photos. They share their photos electronically with their friends and families, extending our brand and creating a sense of community. By giving Shutterfly branded products to colleagues, friends and loved ones throughout the year, our customers reinforce our corporate brand with our target market.

       Attractive target demographics reflected in our loyal customer base. Our broad range of products and services, together with our focus on continuous innovation, have helped us to build customer trust and loyalty. In addition, we believe that our business benefits from a customer base with attractive demographics. Based on our periodic customer surveys, we believe that our current customer base fits the following profile: approximately 84% female, approximately 63% in the 25-44 age range and approximately 53% with children. Our surveys also indicate that the average household income of our customers is greater than $75,000.
       Premium pricing power. We believe that we are able to maintain premium pricing for many of our products as a result of our market position, our focus on product quality and the loyal customer base we have created.
       Deep customer understanding. Customer insights are an important source of new product and service innovation for us, and we continually strive to understand our customers’ needs in order to improve customer satisfaction. We invest significant time and resources to understand and address the needs of our customers through market research, focus groups, customer surveys, usability testing, customer response to promotions and customer service interactions.
       Vertical integration and superior technology. We manufacture all of our prints and photo-based products in our Hayward, California manufacturing facility. We believe that our vertically integrated manufacturing approach provides us with cost and innovation advantages and is essential to our quality control, agility in rolling out new products and ability to secure capacity at critical peak demand periods. We derived approximately 91% of our net revenues in 2005 from products we manufactured in our manufacturing facility.
Our Growth Strategy
       Our goal is to grow our business, build a premium lifestyle brand and become the leading online provider of products and services dedicated to improving the sharing and preservation of personal memories. In addition to the consumer trends supporting our business, we believe our growth will be supported by the following initiatives:
       Expand customer base. We intend to expand our customer base and continue to promote the Shutterfly brand. We will leverage existing channels, which include word-of-mouth referrals from existing customers, print advertising, catalogs, online advertising, search engine marketing and complementary strategic alliances with other e-commerce companies.
       Expand products and services offerings. We will continue to innovate in order to increase the breadth and depth of our products and services.
       Increase sales to existing customers. We intend to increase both average order size and repeat orders per customer by expanding our products and services, tailoring our offerings to encourage additional purchases for different occasions and increasing our cross-selling and up-selling activities.
       Leverage vertical integration. We will continue to invest in making our business even more vertically integrated by adding additional in-house production capabilities.
       Develop new lines of business. We intend to continue to leverage our existing systems and capabilities to develop additional adjacent lines of business.
       International expansion. We intend to develop additional business opportunities through international expansion, targeting consumers in key geographies where digital camera penetration is high and where Internet usage and e-commerce are widespread.

       We expect to have ongoing capital expenditure requirements to support our growing website infrastructure and to meet production and manufacturing requirements. We expect capital expenditures to be between $30 million and $35 million in the second half of 2006 and through 2007.
Corporate Information
       We were incorporated in the State of Delaware in April 1999 under the name of Shortco, Inc. In June 1999, we changed our corporate name to Digital Finish, Inc., in September 1999, we changed our corporate name to Shutterfly.com, Inc., and in September 2000, we changed our corporate name to Shutterfly, Inc. Our principal executive offices are located at 2800 Bridge Parkway, Suite 101, Redwood City, California 94065 and our telephone number is (650) 610-5200. Our website address is www.shutterfly.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of the prospectus.
       Shutterfly, the Shutterfly logo and VividPics are our registered trademarks and Shutterfly Collections and Shutterfly Studio are some of our trademarks. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	5,800,000 shares

Over-allotment option.	The selling stockholders have granted the underwriters a 30-day option to purchase up to 870,000 shares of our common stock.

Common stock to be outstanding after this offering	23,611,128 shares

Use of proceeds	We expect to use the net proceeds of this offering for general corporate purposes, including working capital, potential capital expenditures for manufacturing and website infrastructure equipment and new and existing manufacturing facilities, and potential acquisitions. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares by the selling stockholders in the event the underwriters exercise their over-allotment option.

NASDAQ Global Market symbol	SFLY

       The number of shares to be outstanding after this offering is based on 17,811,128 shares outstanding as of June 30, 2006, and excludes:

•	4,733,392 shares issuable upon the exercise of stock options outstanding as of June 30, 2006 at a weighted-average exercise price of approximately $6.68 per share;

•	230,745 additional shares reserved for issuance under our 1999 Stock Plan as of June 30, 2006 plus an additional 100,000 shares that were reserved for issuance under the 1999 Stock Plan in August 2006; shares reserved for issuance under our 1999 Stock Plan that are not issued as of the date of this prospectus will become available for grant and issuance under our 2006 Equity Incentive Plan;

•	in addition to the shares that will roll over from the 1999 Stock Plan, an aggregate of 1,358,352 additional shares to be reserved for issuance under our 2006 Equity Incentive Plan, which will become effective on the first day that our common stock is publicly traded and which contains a provision that automatically increase its share reserve each year, as more fully described in “Management — Employee Benefit Plans;”

•	61,057 shares issued in September 2006 upon the net exercise of outstanding warrants;

•	65,000 shares issued in September 2006 to Community Foundation Silicon Valley, a California non-profit public benefit corporation;

•	40,816 shares issuable upon the exercise of a warrant outstanding as of June 30, 2006 with an exercise price of $24.50 per share that expires upon the completion of this offering; and

•	an aggregate of 41,135 shares issuable upon the exercise of warrants outstanding as of the date of this prospectus at a weighted-average exercise price of approximately $8.01 per share, which warrants do not expire upon the completion of this offering.
       Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 13,801,716 shares of common stock upon the completion of this offering pursuant to the terms of our certificate of incorporation;

•	the filing of our restated certificate of incorporation in Delaware immediately following the completion of this offering; and

•	no exercise by the underwriters of their 30-day option to acquire additional shares of our common stock.

Summary Consolidated Financial Data
       The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.
       We derived the consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2005 and 2006 and the consolidated balance sheet data as of June 30, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.
       Pro forma basic net income (loss) per share attributable to common stockholders has been calculated assuming the conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock upon the completion of this offering. Pro forma diluted net income (loss) per share attributable to common stockholders further includes the incremental shares of common stock issuable upon the exercise of stock options and warrants.

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenues	$31,395	$54,499	$83,902	$27,271	$36,520
Cost of revenues(1)	14,310	24,878	36,941	13,250	18,505

Gross profit	17,085	29,621	46,961	14,021	18,015
Operating expenses:
Technology and development(1)	4,970	7,433	13,152	5,066	8,254
Sales and marketing(1)	3,991	7,705	15,252	5,155	8,197
General and administrative(1)	5,629	10,126	13,657	5,190	7,698

Total operating expenses	14,590	25,264	42,061	15,411	24,149
Income (loss) from operations	2,495	4,357	4,900	(1,390)	(6,134)
Interest expense	(392)	(471)	(367)	(101)	(148)
Other income (expense), net	9	81	(103)	131	524

Income (loss) before income taxes and cumulative effect of change in accounting principle	2,112	3,967	4,430	(1,360)	(5,758)
Benefit (provision) for income taxes(2)	(68)	(258)	24,060	68	2,100

Net income (loss) before cumulative effect of change in accounting principle	2,044	3,709	28,490	(1,292)	(3,658)

Cumulative effect of change in accounting principle	—	—	442	—	—

Net income (loss)(2)	$2,044	$3,709	$28,932	$(1,292)	$(3,658)

Net income (loss) allocable to common stockholders	$—	$—	$4,720	$(1,292)	$(3,658)

Net income (loss) per share(3)
Basic	$—	$—	$1.45	$(0.41)	$(0.95)
Diluted	—	—	1.02	(0.41)	(0.95)
Pro forma basic			1.82		(0.21)
Pro forma diluted			1.68		(0.21)
Shares used in computing net income (loss) per share attributable to common stockholders:
Basic	1,574	2,231	3,255	3,125	3,858
Diluted	1,574	2,231	4,609	3,125	3,858
Pro forma basic			15,888		17,660
Pro forma diluted			17,242		17,660

(1) Includes stock-based compensation as follows:

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Cost of revenues	$3	$21	$28	$13	$32
Technology and development	32	263	826	183	260
Sales and marketing	11	117	239	117	201
General and administrative	124	1,790	2,217	781	380

	$170	$2,191	$3,310	$1,094	$873

(2)	During the fourth quarter of 2005, we concluded that it was more likely than not that we would be able to realize the benefit of our deferred tax assets in the future. Consequently, we recognized a non-cash tax benefit of $24.1 million in the fourth quarter of 2005 resulting primarily from the release of the entire net deferred tax valuation allowance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes” for a discussion of the uncertainty related to our deferred tax asset.

(3)	For the year ended December 31, 2005, pro forma basic and diluted net income per share is higher than basic and diluted net income per share because the pro forma basic and diluted calculation assumes the conversion of all preferred stock to common stock. This has the effect of increasing the net income allocable to common stockholders by the amount of the income that was allocable to the preferred stockholders who are assumed to have been converted to common stockholders. This increase in the numerator of the earnings per share calculation is partially offset by an increase in the denominator for the assumed conversion of the preferred stock.

For the six months ended June 30, 2006, because there is a net loss for the period, there is no impact on the pro forma earnings per share calculation for income allocable to the preferred stockholders and the reason that the pro forma basic and diluted net loss per share is lower than the basic and diluted net loss per share is entirely due to the assumed conversion of the preferred stockholders.
       The balance sheet data as of June 30, 2006 is presented:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock in connection with the completion of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments and the sale by us of 5,800,000 shares of common stock offered by this prospectus at the assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	June 30, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted(1)

	(In thousands)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,967	$23,967	$96,983
Property and equipment, net	22,546	22,546	22,546
Working capital	14,314	14,314	87,330
Total assets	79,115	79,115	152,131
Preferred stock warrant liability	1,662	—	—
Capital lease obligations, less current portion	2,392	2,392	2,392
Redeemable convertible preferred stock	89,652	—	—
Total stockholders’ equity (deficit)	(29,976)	61,338	134,354

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $5.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.
Risks Related to Our Business
Our net revenues, operating results and cash requirements are affected by the seasonal nature of our business.
       Our business is seasonal, with a high proportion of our net revenues, net income and operating cash flows generated during the fourth quarter. For example, we generated approximately 49% of our net revenues for 2005 in the fourth quarter of 2005, and the net income that we generated during the fourth quarter of 2005 was necessary for us to achieve profitability on an annual basis for 2005. In addition, we incur significant additional expenses in the period leading up to the fourth quarter holiday season in anticipation of higher sales volume in that period, including expenses related to the hiring and training of temporary workers to meet our seasonal needs, additional inventory and equipment purchases and increased advertising. If we are unable to accurately forecast and respond to consumer demand for our products during the fourth quarter, our reputation and brand will suffer and the market price of our common stock would likely decline.
       In addition, we base our operating expense budgets on expected revenue trends. A portion of our expenses, such as office leases and various personnel costs, are fixed and are based on our expectations of our peak levels of operations. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenues may cause significant variation in operating results in any quarter.
       Our limited operating history makes it difficult to assess the exact impact of the seasonal factors on our business or whether or not our business is susceptible to cyclical fluctuations in the U.S. economy. In addition, our rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced our business to date. Seasonal or cyclical variations in our business may become more pronounced over time and may harm our results of operations in the future.
If we are unable to meet our seasonal production requirements, our net revenues and results of operations would be harmed.
       We face significant production risks, particularly at peak holiday seasons, including the risks of identifying and hiring sufficient qualified seasonal production personnel. A majority of our workforce during the fourth quarter of 2005 was seasonal personnel hired on a temporary basis. We have had difficulties in the past with finding a sufficient number of qualified seasonal employees. We believe that we must significantly grow our current production capability to meet our projected revenue targets and, to date, have not yet identified or built out locations for the additional production capacity we expect to need beginning in 2007. We expect to invest between $30 million and $35 million in capital expenditures beginning in the second half of 2006 and through 2007. Our inability to meet our seasonal production requirements could lead to customer dissatisfaction and reduced net revenues. Moreover, if the costs of meeting production requirements were to increase, our results of operations would be harmed.

Our quarterly financial results may fluctuate, which may lead to volatility in our stock price.
       Our future revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly operating results to fluctuate include:

•	demand for our products and services, including seasonal demand;

•	our pricing and marketing strategies and those of our competitors;

•	our ability to attract visitors to our website and convert those visitors into customers;

•	our ability to retain customers and encourage repeat purchases, particularly our high-volume customers from whom we derive a high proportion of our net revenues;

•	our ability to sustain our profit margins, particularly our ability to sell to consumers additional photo-based products such as photo books, calendars and cards;

•	the costs of customer acquisition;

•	our ability to manage our production and fulfillment operations;

•	the costs to produce our prints and photo-based products and merchandise and to provide our services;

•	the costs of expanding or enhancing our technology or website;

•	a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products;

•	declines or disruptions to the travel industry;

•	variations in weather, particularly heavy rain and snow which tend to depress travel and picture taking;

•	the timing of holidays, particularly Easter;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under newly adopted accounting standards;

•	consumer preferences for digital photography services; and

•	improvements to the quality, cost and convenience of desktop printing of digital pictures and products.
       Based on the factors cited above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common stock may decline.
We have incurred operating losses in the past and may not be able to sustain profitability in the future. Recent accounting changes may make it more difficult for us to sustain profitability.
       We have periodically experienced operating losses since our inception in 1999, and we make investments in our business that generally result in operating losses in each of the first three quarters of our fiscal year to enable us to generate net income during the fourth quarter. This net income is necessary for us to achieve profitability on an annual basis. As of June 30, 2006, we had an accumulated deficit of approximately $39.8 million. If we are unable to produce our products and provide our services at commercially reasonable costs, if revenues decline or if our expenses exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis. In addition, as a publicly-traded company, we will be subject to the Sarbanes-Oxley Act of

2002, including the requirement that our internal controls and procedures be compliant with Section 404 of the Sarbanes-Oxley Act, which we expect to be costly and could impact our results of operations in future periods. In addition, the Financial Accounting Standards Board now requires us to follow Statement No. 123 (revised 2004), “Share Based Payment,” or SFAS No. 123R. Under SFAS No. 123R, companies must calculate and record in their statement of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received beginning in the first quarter of their 2006 fiscal year. SFAS No. 123R adversely impacted our operating results for the first six months of 2006 in the amount of approximately $0.4 million, and we expect an adverse impact from the stock options we had outstanding as of June 30, 2006 in future periods in an aggregate amount of approximately $7.5 million. This, together with the impact on net income of any additional options we grant in the future, could make it difficult for investors to compare our results of operations for these periods against prior corresponding periods that were not impacted by SFAS No. 123R.
We have a limited operating history, which makes it difficult to evaluate our business and prospects.
       Our company was formed in April 1999, and we have only a limited operating history on which investors can base an evaluation of our business and prospects. As an e-commerce company in the early stage of development, we face increased risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we must do the following:

•	maintain and increase our number of customers;

•	maintain and enhance our brand;

•	maintain and grow our website and customer operations;

•	enhance and expand our products and services;

•	successfully execute our business and marketing strategy;

•	continue to develop and upgrade our technology and information processing systems;

•	continue to enhance our service to meet the needs of a changing market;

•	provide superior customer service;

•	respond to competitive developments; and

•	attract, integrate, retain and motivate qualified personnel.
       We may be unable to accomplish one or more of these things, which could cause our business to suffer. In addition, accomplishing one or more of these things might be very expensive, which could harm our financial results.
We may have difficulty managing our growth and expanding our operations successfully.
       We have grown from 157 employees as of March 31, 2005 to 208 employees as of June 30, 2006, with website operations, offices and customer support centers in Redwood City, California and a production facility in Hayward, California. Our growth has placed, and will continue to place, a strain on our administrative and operational infrastructure, and will likely require that we add an additional production facility in a different geographic location. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems.
       If we are unable to manage future expansion, we may not be able to implement improvements to our controls, policies and systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our ability to provide a high-quality customer experience could be compromised, which would damage our reputation and brand and substantially harm our business and results of operations.
If we fail to remedy the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data, fail to meet our periodic reporting obligations or have material misstatements in our financial statements.
       In connection with the audit of our 2005 consolidated financial statements for the year ended and as of December 31, 2005 and the review of our 2006 quarterly financial statements for the quarter ended June 30, 2006, our independent registered public accounting firm identified three control deficiencies that represent material weaknesses in our internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
       The material weaknesses in our internal control over financial reporting are as follows:

•	We did not maintain effective controls to ensure adequate analysis, documentation, reconciliation and review of accounting records and supporting data. Specifically, we did not maintain effective controls to ensure that accruals and accounts payable were completely and accurately recorded in the proper period. We believe this occurred primarily because of insufficient management oversight and because several positions in our accounting and finance organization were unfilled or were staffed by temporary personnel unfamiliar with our policies and procedures. In addition, some personnel performing these functions did not have an appropriate level of accounting knowledge, experience and training. This control deficiency resulted in audit adjustments to our 2005 consolidated financial statements.

•	We did not maintain effective controls over the completeness and accuracy of revenue and deferred revenue to prevent our personnel from reinstating expired prepaid print plans. Under our prepaid print plans, we offer customers the opportunity to purchase in advance larger quantities of prints at a discounted price from our current list price for prints. Our lack of controls resulted in the overstatement of revenue and understatement of deferred revenue. This control deficiency resulted in audit adjustments to our 2005 consolidated financial statements.

•	We did not maintain effective controls over the accounting for income taxes, including the completeness and accuracy of our deferred income tax assets and liabilities and the related provision for income taxes. Specifically, we did not maintain effective controls to properly estimate and reconcile the change in our deferred tax assets and liabilities in the calculation of our income tax provision or properly calculate the applicable tax rate to be applied to income on an interim basis. This control deficiency required us to restate our financial statements for the first quarter of 2006 and make adjustments to our financial statements for the second quarter of 2006, which adjustments were identified by our registered independent public accounting firm.
       These control deficiencies could result in a misstatement of our accounts that would result in a material misstatement of our annual or interim financial statements that might not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses as of June 30, 2006.
       In addition, our independent registered public accounting firm identified five control deficiencies that did not rise to the level of material weaknesses but did represent significant deficiencies in our internal control over financial reporting. These significant deficiencies related to our failure to properly account for fully depreciated assets; our lack of sufficient, adequately trained finance personnel; our failure to maintain sufficient access controls as well as documentation and management oversight of our information technology systems; and our failure to properly calculate the weighted average shares outstanding for our diluted earnings per share calculation.
       We have taken or plan to take the following steps, among others, to strengthen our internal control processes to address these material weaknesses and significant deficiencies: (1) hiring a corporate controller, a manager of accounting and additional experienced financial personnel; (2) modifying our website system controls to remove the capability of our customer service personnel to take certain actions related to our prepaid print plans and clarifying our policies related to our prepaid print plans for our personnel; (3) modifying our controls to include an additional review of fixed assets accounting; (4) implementing formal procedures to control employee access to systems and information; (5) creating procedures for the additional testing of our information technology systems; and (6) continuing to improve the skills, knowledge and experience available to us for the preparation and review of our net income (loss) per share and tax provision, additional training of our finance and accounting personnel, and, with respect to our tax provision, through hiring additional tax accounting personnel and by continuing to utilize additional outside tax consultants to assist us in interpreting and applying income tax accounting literature.
       We cannot assure you that the measures we have taken, or will take, to remediate these material weaknesses and significant deficiencies will be effective or that we will be successful in implementing them. Moreover, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or significant deficiencies. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address the material weaknesses and significant deficiencies discussed above. These control weaknesses could result in material misstatements of our annual or interim financial statements that would not be prevented or detected. Any such failure would also adversely affect management’s assessment of our disclosure controls and procedures, required with the filing of our quarterly and annual reports after we complete this offering, and the results of periodic management evaluations and the annual attestation reports regarding the effectiveness of our internal control over financial reporting that our independent registered public accounting firm will be required to provide when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act for 2002 become applicable to us, which is currently scheduled to occur beginning with our Annual Report on Form 10-K for the year ending December 31, 2007, to be filed in the first quarter of 2008. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of our financial statements. The need to restate our financial statements could cause us to fail to meet our reporting obligations. Such events could cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.
Competitive pricing pressures, particularly with respect to 4×6 print pricing and shipping, may harm our business and results of operations.
       Demand for our products and services is sensitive to price. Many external factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations, we could lose customers, which would harm our business and results of operations.
       Changes in our pricing strategies have had, and may continue to have, a significant impact on our net revenues and net income. For example, in the second quarter of 2005, certain of our competitors reduced the list prices of their 4×6 prints from $0.29 to $0.12. In response, we lowered the list price of our 4×6 prints to $0.19 in order to remain competitive. A drop in our 4×6 prices without a corresponding increase in volume would negatively impact our net revenues. Our larger competitors could elect to further reduce the list prices of their 4×6 prints or use lower pricing of prints as a loss leader. If this were to occur, we might not be able to remain competitive on pricing for 4×6 prints, which could result in a loss of customers.

       In addition, we generate a significant portion of our net revenues from the fees we collect from shipping our products. For example, these fees represented approximately 19% of our net revenues in 2005 and approximately 22% of our net revenues in the first six months of 2006. We believe that these results are consistent with our seasonal historical trends. Many online businesses, including Shutterfly, offer discounted or free shipping during promotional periods and usually based upon a minimum purchase requirement as a means of attracting or retaining customers. In the event that free shipping offers extend beyond a limited number of occasions, are not based upon a minimum purchase requirement and become commonplace, our net revenues and results of operations would be negatively impacted. In addition, many online businesses, including Shutterfly, make offers for free or discounted products and services to attract and retain customers. In the future, if we increase these offers to respond to actions taken by our competitors, our results of operations may be harmed.
We face intense competition from a range of competitors and may be unsuccessful in competing against current and future competitors.
       The digital photography products and services industries are intensely competitive, and we expect competition to increase in the future as current competitors improve their offerings and as new participants enter the market or as industry consolidation further develops. Competition may result in pricing pressures, reduced profit margins or loss of market share, any of which could substantially harm our business and results of operations. We face intense competition from a wide range of companies, many of which have significantly longer operating histories, larger and broader customer bases, greater brand recognition and greater financial, research and development and distribution resources than we do. These competitors include:

•	Online digital photography services companies such as Kodak EasyShare Gallery (formerly known as Ofoto), Snapfish, which is a service of Hewlett-Packard, Sony’s ImageStation and others;

•	“Big Box” retailers such as Wal-Mart, Costco and others that are seeking to offer low cost digital photography products and services, such as in-store fulfillment and self-service kiosks for printing, and that may, among other strategies, offer their customers heavily discounted in-store products and services that compete directly with our offerings;

•	Drug stores such as Walgreens, CVS and others that offer in-store pick-up from Internet orders;

•	Regional photography companies such as Wolf Camera and Ritz Camera that have established brands and customer bases in existing photography markets;

•	Internet portals and search engines such as Yahoo!, AOL, Google and CNET that offer broad-reaching digital photography and related products and services to their large user bases;

•	Home printing service providers such as Hewlett-Packard, Epson and Canon, that are seeking to expand their printer and ink businesses by gaining market share in the emerging digital photography marketplace; and

•	Photo-related software companies such as Adobe, Apple, Microsoft, Corel and others.
       The numerous choices for digital photography services can cause confusion for consumers, and may cause them to choose to use one of our competitors, many of whom may have greater name recognition than we do. In addition, some of our competitors that are seeking to establish an online presence may be able to devote substantially more resources to website and systems development. Also, larger, more established and better capitalized entities may acquire, invest in or partner with traditional and online competitors. We may also face competition from new entrants that are well funded and that may choose to prioritize growing their market share and brand awareness instead of profitability. Competitors and new entrants in the digital photography products and services industries may also seek to develop new products, technologies or capabilities that could render obsolete or less competitive many of the products, services and content that we offer, which could harm our business and results of operations.
If we are unable to adequately control the costs associated with operating our business, our results of operations will suffer.
       The primary costs in operating our business are related to producing prints, shipping products, acquiring customers and compensating our personnel, and if we are unable to keep these costs aligned with the level of revenues that we generate, our results of operations would be harmed. The challenge in controlling our business costs is made more difficult by the fact that many of the factors that impact these costs are beyond our control. For example, the costs to produce prints, such as the costs of photographic print paper, could increase due to a shortage of silver or an increase in worldwide energy prices. In addition, we may become subject to increased costs by the third-party shippers that deliver our products to our customers, and we may be unable to pass along any increases in shipping costs to our customers. The costs of online advertising and keyword search could also increase significantly due to increased competition, which would increase our customer acquisition costs.
The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.
       We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel. The loss of these key employees, each of whom is “at will” and may terminate his or her employment relationship with us at any time, may significantly delay or prevent the achievement of our business objectives.
       We believe that our future success will also depend in part on our continued ability to identify, hire, train and motivate qualified personnel. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational and managerial requirements, or may be required to pay increased compensation in order to do so, and our failure to attract and retain qualified personnel could impair our ability to implement our business plan.
       In addition, some members of our management team have only recently joined our company. For example, Stanford S. Au, our Senior Vice President, Technology, joined us in April 2006. We expect that it will take time for the new members of our management team to integrate into our company and our business could be harmed if the integration is not successful.
If we are unable to attract customers in a cost-effective manner, or if we were to become subject to e-mail blacklisting, traffic to our website would be reduced and our business and results of operations would be harmed.
       Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to bring visitors to our website and promote our products, including the payment of fees to third parties who drive new customers to our website, purchased search results from online search engines, e-mail and direct mail. We pay providers of online services, search engines, directories and other website and e-commerce businesses to provide content, advertising banners and other links that direct customers to our website. We also use e-mail and direct mail to offer free products and services as a means of attracting customers, and offer substantial pricing discounts as a means of encouraging repeat purchases. Our methods of attracting customers can involve substantial costs, regardless of whether we acquire new customers. Even if we are successful in acquiring and retaining customers, the cost involved in these efforts may negatively impact our results of operations. If we are unable to enhance or maintain the methods we use to reach consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new customers would be harmed, traffic to our website would be reduced and our business and results of operations would be harmed.
       In addition, various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or “spam.” Some of these entities maintain blacklists of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those entities or individuals that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company’s Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist. If we become subject to blacklisting, it could impair our ability to market our products and services, communicate with our customers and otherwise operate our business.
We may not succeed in promoting, strengthening and continuing to establish the Shutterfly brand, which would prevent us from acquiring new customers and increasing revenues.
       A component of our business strategy is the continued promotion and strengthening of the Shutterfly brand. Due to the competitive nature of the digital photography products and services markets, if we are unable to successfully promote the Shutterfly brand, we may fail to substantially increase our net revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred, and will continue to incur, substantial expense related to advertising and other marketing efforts.
       Our ability to provide a high-quality customer experience also depends, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers and third-party Internet and communication infrastructure providers. For example, some of our products, such as select photo-based merchandise, are produced and shipped to customers by our third-party vendors, and we rely on these vendors to properly inspect and ship these products. In addition, we rely on third-party shippers, including the U.S. Postal Service and United Parcel Service, to deliver our products to customers. Strikes or other service interruptions affecting these shippers could impair our ability to deliver merchandise on a timely basis. Our products are also subject to damage during delivery and handling by our third-party shippers. Our failure to provide customers with high-quality products in a timely manner for any reason could substantially harm our reputation and our efforts to develop Shutterfly as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.
The success of our business depends on continued consumer adoption of digital photography.
       Our growth is highly dependent upon the continued adoption by consumers of digital photography. The digital photography market is rapidly evolving, characterized by changing technologies, intense price competition, additional competitors, evolving industry standards, frequent new service announcements and changing consumer demands and behaviors. To the extent that consumer adoption of digital photography does not continue to grow as expected, our revenue growth would likely suffer. Moreover, we face significant risks that, if the market for digital photography evolves in ways that we are not able to address due to changing technologies or consumer behaviors, pricing pressures, or otherwise, our current products and services may become unattractive, which would likely result in the loss of customers and a decline in net revenues and/or increased expenses.
Purchasers of digital photography products and services may not choose to shop online, which would harm our net revenues and results of operations.
       The online market for digital photography products and services is less developed than the online market for other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically used traditional retail photography services or who have produced photographs and other products using self-service alternatives, such as printing at home. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or reduce the prices of our products and services in order to attract additional online consumers to our website and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

•	the inability to physically handle and examine product samples;

•	delivery time associated with Internet orders;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.
If purchasers of digital photography products and services do not choose to shop online, our net revenues and results of operations would be harmed.
If affordable broadband access does not become widely available to consumers, our revenue growth will likely suffer.
       Because our business currently involves consumers uploading and downloading large data files, we are highly dependent upon the availability of affordable broadband access to consumers. Many areas of the country still do not have broadband access, and the cost of broadband access may be too expensive for many potential customers. To the extent that broadband access is not available or not adopted by consumers due to cost, our revenue growth would likely suffer.
Interruptions to our website, information technology systems, print production processes or customer service operations could damage our reputation and brand and substantially harm our business and results of operations.
       The satisfactory performance, reliability and availability of our website, information technology systems, printing production processes and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer satisfaction. Any interruptions that result in the unavailability of our website or reduced order fulfillment performance or customer service could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer.
       Because we depend in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions in the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. Our business interruption insurance policies do not address all potential causes of business interruptions that we may experience, and any proceeds we may receive from these policies in the event of a business interruption may not fully compensate us for the revenues we may lose.
If the single facility where substantially all of our computer and communications hardware is located fails or if our single production facility fails, our business and results of operations would be harmed.
       Our ability to successfully receive and fulfill orders and to provide high-quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our website is located at a single third-party hosting facility in Sunnyvale, California, and our single production facility is in Hayward, California. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events. In addition, Hayward is located on, and Sunnyvale is located near, a major fault line, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. We do not presently have redundant systems in multiple locations, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we are still in the process of developing our formal disaster recovery plan and we do not have a final plan currently in place.
Capacity constraints and system failures could prevent access to our website, which could harm our reputation and negatively affect our net revenues.
       Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our website. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure in the ordinary course of business to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our net revenues will increase.
       Our ability to provide high-quality products and service depends on the efficient and uninterrupted operation of our computer and communications systems. If our systems cannot be expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower customer satisfaction, and delays in the introduction of new products and services. Any of these problems could harm our reputation and cause our net revenues to decline.
If we are not able to reliably meet our data storage and management requirements, customer satisfaction and our reputation could be harmed.
       As a part of our current business model, we offer our customers free unlimited online storage and sharing of photographs and, as a result, must store and manage hundreds of terabytes of data. This results in immense system requirements and substantial ongoing technological challenges, both of which are expected to continue to increase over time. If we are not able to reliably meet these data storage and management requirements, we could have disruptions in services which could impair customer satisfaction and our reputation and lead to reduced net revenues and increased expenses. Moreover, if the cost of meeting these data storage and management requirements increases, our results of operations would be harmed.

Our technology, infrastructure and processes may contain undetected errors or design faults that could result in decreased production, limited capacity or reduced demand.
       Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our website to fail and result in loss of, or delay in, market acceptance of our products and services. If we experience a delay in a website release that results in customer dissatisfaction during the period required to correct errors and design faults, we would lose revenue. In the future, we may encounter scalability limitations, in current or future technology releases, or delays in the commercial release of any future version of our technology, infrastructure and processes that could seriously harm our business.
We currently depend on single suppliers for some of our photographic print paper and for the machines used to manufacture our 4×6 prints and photo-based products, which exposes us to risks if these suppliers fail to perform under our agreements with them.
       We have historically relied on an exclusive supply relationship with Fuji Photo Film U.S.A. to supply all of our photographic paper for silver halide print production, such as 4×6 prints, and with GPA Acquisition Company for all of our paper for our photo-based products, such as photo books and calendars. In addition, we have purchased or rented all of the machines currently used to manufacture our 4×6 prints from Imaging Solutions and our photo-based products from Hewlett-Packard. Our reliance on these third parties subjects us to a degree of risk. We have an agreement with Fuji that expires in September 2007, but if Fuji fails to perform in accordance with the terms of our agreement and if we are unable to secure a paper supply from a different source in a timely manner, we would likely fail to meet customer expectations, which could result in negative publicity, damage our reputation and brand and harm our business and results of operations. We do not have long-term agreements with any of GPA Acquisition Company, Hewlett-Packard or Imaging Solutions, but purchase products from them on a purchase order basis, and, as a result, these parties could increase their prices, reallocate supply to others, including our competitors, or choose to terminate their relationship with us. In addition, Hewlett-Packard is one of our primary competitors in the area of online digital photography services, and this competition may influence their willingness to provide us with additional products or services. If we were required to switch vendors of machines for photo-based products, we may incur incremental costs, which could harm our operating results.
If we are unable to develop, market and sell new products and services that address additional market opportunities, our results of operations may suffer. In addition, we may need to expand beyond our current customer demographic to grow our business.
       Although historically we have focused our business on consumer markets for silver halide prints, such as 4×6 prints, and photo-based products, such as photo books and calendars, we intend to address, and demand may shift to, expanding into new products and services. In addition, we believe we may need to address additional markets and expand our customer demographic in order to further grow our business. We may not successfully expand our existing services or create new products and services, address new market segments or develop a significantly broader customer base. Any failure to address additional market opportunities could result in loss of market share, which would harm our business, financial condition, and results of operations.
We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.
       The operation of our business and growth efforts will require significant cash outlays and advance capital equipment expenditures and commitments. If cash on hand and cash generated from operations and from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our common stock in this offering. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would harm our ability to grow our business.
We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.
       A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our website through internal development. However, from time to time, we may selectively pursue acquisitions of businesses, technologies or services. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations. We have no current plans, agreements or commitments with respect to any future acquisitions.
Our net revenues and results of operations are affected by the level of vacation and other travel by our customers, and any declines or disruptions in the travel industry could harm our business.
       Because vacation and other travel is one of the primary occasions in which our customers utilize their digital cameras, our net revenues and results of operations are affected by the level of vacation and other travel by our customers. Accordingly, downturns or weaknesses in the travel industry could harm our business. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Events or weakness in the travel industry that could negatively affect the travel industry include price escalation in the airline industry or other travel-related industries, airline or other travel related strikes, safety concerns, including terrorist activities, inclement weather and airline bankruptcies or liquidations. In addition, high gasoline prices may lead to reduced travel in the United States. Any decrease in vacation or travel could harm our net revenues and results of operations.
Failure to adequately protect our intellectual property could substantially harm our business and results of operations.
       We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our website, our production operations and our trademarks.
       As of July 31, 2006, we had 13 patents issued and more than 29 patent applications pending in the United States. We intend to pursue corresponding patent coverage in other countries to the extent we believe such coverage is appropriate and cost efficient. We cannot assure you that any of our pending applications will be granted. In addition, third parties could bring infringement, invalidity, co-inventorship or similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.
       Our primary brand is “Shutterfly.” We hold registrations for the Shutterfly service mark in our major markets of the United States and Canada, as well as in the European Community, Mexico, Japan, Australia and New Zealand. An additional application for the Shutterfly mark is pending in Brazil. Our competitors may adopt names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of marks that are similar to Shutterfly or one of our other marks. Any claims or customer confusion related to our marks could damage our reputation and brand and substantially harm our business and results of operations.
If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.
       A third party may sue us for infringing its patent rights. In addition, we have in the past received claims, and in the future a third party may claim, that we have improperly obtained or used its confidential or proprietary information. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights.
       The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts from growing our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.
       Alternatively, we may be required to, or decide to, enter into a license with a third party. For example, in May 2005, we entered into a settlement and license agreement to resolve litigation brought by a third party with respect to our alleged infringement of its patents. Under the terms of the agreement, we agreed to pay the third party a total of $2.0 million, and we received a license to its patents. Any future license required under any other party’s patents may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues and harm our results of operations and possibly prevent us from generating revenues sufficient to sustain our operations.
The inability to acquire or maintain domain names for our website could substantially harm our business and results of operations.
       We currently are the registrant of the “Shutterfly” mark in numerous jurisdictions and of the Internet domain name for our website, Shutterfly.com, as well as various related domain names. Domain names generally are regulated by Internet regulatory bodies and are controlled also by trademark and other related laws. If we lose the ability to use our Shutterfly mark in a particular country or our domain name, we could be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations.
       Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or modify the requirements for holding domain names. As a result, we might not be able to acquire or maintain the domain names that utilize the name Shutterfly in all of the countries in which we currently or intend to conduct business.
Our net revenues may be negatively affected if we are required to charge sales taxes in additional jurisdictions or other taxes on purchases.
       We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and sales tax in California, Nevada and Pennsylvania where we have a tax nexus. However, additional states or one or more countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by any country or state in which we do business that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.
       Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states in the United States, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect additional sales and use taxes from purchasers. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.
Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.
       We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. For example, the Digital Millennium Copyright Act, or DMCA, is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. Portions of the Communications Decency Act, or CDA, are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the DMCA and CDA in conducting our business. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these regulations or limit our ability to operate certain lines of business. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. The costs of compliance with these regulations may increase in the future as a result of changes in the regulations or the interpretation of them. Further, any failures on our part to comply with these regulations may subject us to significant liabilities. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.
Legislation regarding copyright protection or content interdiction could impose complex and costly constraints on our business model.
       Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our website’s terms of use specifically require customers to represent that they have the right and authority to reproduce the content they provide and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, pornographic, hateful, racist, scandalous, obscene or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations.
Our practice of offering free products and services could be subject to judicial or regulatory challenge.
       We regularly offer free products as an inducement for customers to try our products. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers — for example, that customers are required to pay shipping, handling and/or processing charges to take advantage of the free product offer — we may be subject to claims from individuals or governmental regulators that our free offers are misleading or do not comply with applicable legislation, which claims may be expensive to defend and could divert management’s time and attention. If we become subject to such claims in the future, or are required or elect to curtail or eliminate our use of free offers, our results of operations may be harmed.
Our failure to protect the confidential information of our customers and networks against security breaches and the risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.
       A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. For example, a majority of our sales are billed to our customers’ credit card accounts directly, orders are shipped to a customer’s address, and customers log on using their e-mail address. We rely on encryption and authentication technology licensed from third parties to effect the secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information. Any compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches.
       In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.
Changes in regulations or user concerns regarding privacy and protection of user data could harm our business.
       Federal, state and international laws and regulations may govern the collection, use, sharing and security of data that we receive from our customers. In addition, we have and post on our website our own privacy policies and practices concerning the collection, use and disclosure of customer data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or other federal, state or international privacy-related laws and regulations could result in proceedings or actions against us by governmental entities or others, which could potentially harm our business. Further, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use or security of personal information or other privacy-related matters could damage our reputation and result in a loss of customers.
Expansion of our international operations will require management attention and resources and may be unsuccessful, which could harm our future business development and existing domestic operations.
       To date, we have conducted limited international operations, but we intend to expand into international markets in order to grow our business. These expansion plans will require management attention and resources and may be unsuccessful. We have limited experience in selling our products to conform to local cultures, standards and policies. We may have to compete with local companies which understand the local market better than we do. In addition, to achieve satisfactory performance for consumers in international locations it may be necessary to locate physical facilities, such as production facilities in the foreign market. We do not have experience establishing such facilities overseas. We may not be successful in expanding into any international markets or in generating revenues from foreign operations. In addition, different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business to be harmed.
Risks Related to This Offering
There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
       There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our executive officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.
       In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our business.
Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
       As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of The NASDAQ Stock Market. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.

       The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over relevant processes, assess their design, remediate any deficiencies identified, including the three material weaknesses and five significant deficiencies identified by our independent registered public accounting firm in connection with the audit of our 2005 consolidated financial statements, and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts will also involve substantial accounting related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.
       Under the Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market, we are required to maintain a board of directors with a majority of independent directors. We also expect that these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of Nasdaq rules, and officers will be significantly curtailed.
Purchasers in this offering will suffer immediate dilution.
       If you purchase shares of our common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This effect is known as dilution. Based upon the pro forma net tangible book value of our common stock at June 30, 2006, your shares will have less book value per share than the price you paid in the offering. If previously granted options are exercised, additional dilution will occur. As of June 30, 2006, options to purchase 4,733,392 shares of our common stock at a weighted-average exercise price of approximately $6.68 per share, which options do not expire upon the completion of this offering, were outstanding. Subsequent to June 30, 2006, we granted additional options to purchase an aggregate of 101,633 shares of our common stock at a weighted-average exercise price of $14.20 per share. In addition, as of the date of this prospectus, warrants to purchase an aggregate of 41,135 shares of our common stock at a weighted-average exercise price of $8.01, which warrants do not expire upon the completion of this offering, were outstanding.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.
       The price of our common stock could decline if there are substantial sales of our common stock and if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding 23,611,128 shares of our common stock based on the number of shares outstanding as of June 30, 2006. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 17,811,128 shares, or 75.4%

of our outstanding shares after this offering, are currently restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	into Public Market

5,800,000 shares, or 24.6%	Immediately after this offering.
130,566 shares, or 0.6%	45 days after the date of this prospectus.
130,567 shares, or 0.6%	90 days after the date of this prospectus.
17,529,337 shares, or 74.2%	180 days after the date of this prospectus, sales of 13,422,318 of which will be subject to volume and other limitations.
20,658 shares, or 0.1%	One year or more after the date of this prospectus.
       After this offering, the holders of an aggregate of 13,292,719 shares of our common stock outstanding as of June 30, 2006 or subject to warrants outstanding as of June 30, 2006, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, which number will be reduced to 12,429,872 shares if the underwriters exercise their over-allotment option in full. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance, subject to certain lock-up agreements.
       The market price of the shares of our common stock could decline due to sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.
Our directors, executive officers and principal stockholders will continue to have substantial control over Shutterfly after this offering and could delay or prevent a change in corporate control.
       After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 59.5% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
       We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including working capital, capital expenditures, possible acquisitions and other general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Some provisions in our restated certificate of incorporation and restated bylaws and Delaware law may deter third parties from acquiring us.
       Our restated certificate of incorporation and restated bylaws that will each become effective immediately following the completion of this offering contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board is classified into three classes of directors, each with staggered three-year terms;

•	only our chairman, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;

•	our stockholders may take action only at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

•	our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.
       In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains, in addition to historical information, forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other similar words and expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our financial performance, including our net revenues, cost of revenues, operating expenses and ability to sustain profitability;

•	our planned capital expenditures;

•	our liquidity and working capital requirements;

•	our ability to expand our customer base;

•	our ability to expand our product and service offerings;

•	our efforts to make our business more vertically integrated;

•	our ability to develop additional adjacent lines of business;

•	our international expansion plans;

•	our ability to secure adequate facility space;

•	our ability to retain and hire necessary employees, including seasonal personnel, and appropriately staff our operations;

•	the impact of seasonality on our business;

•	our ability to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting;

•	our ability to stay abreast of modified or new laws applying to our business; and

•	our spending of the net proceeds from this offering.
       The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important risks, uncertainties and factors include those factors we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.
       The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
       This prospectus also contains statistical data that we obtained from industry publications and reports. Although we have not independently verified the data contained in these industry publications and reports, based on our industry experience, we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS
       We estimate that we will receive net proceeds from the sale of the 5,800,000 shares of common stock that we are selling in this offering of approximately $73.0 million, based on an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, the net proceeds to us by approximately $5.4 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. To the extent that the underwriters exercise their over-allotment option to purchase up to 870,000 shares from the selling stockholders, we will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.
       We intend to use the net proceeds of this offering for general corporate purposes, including working capital and potential capital expenditures for manufacturing and website infrastructure equipment and new and existing manufacturing facilities. We expect our capital expenditures to be between $30 million and $35 million in the second half of 2006 and through 2007, which will be funded by a combination of our cash and cash equivalents, expected cash flows from operations and the net proceeds from this offering. We expect to spend approximately half of this amount to purchase manufacturing equipment, obtain new manufacturing facilities and on improvements to our new and existing manufacturing facilities, with the remainder to be allocated for the purchase of website infrastructure equipment. Although we may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.
       Our management will retain broad discretion in the allocation and use of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that such funds are readily available to fund our operations.
DIVIDEND POLICY
       We have not paid any cash dividends on our capital stock since we incorporated in April 1999. We currently intend to retain any future earnings to finance future growth and development of our business and do not anticipate paying any cash dividends in the future.

CAPITALIZATION
       The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock in connection with the completion of this offering and (2) the filing of our restated certificate of incorporation in Delaware immediately following the completion of this offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments and the sale by us of 5,800,000 shares of common stock offered by this prospectus at the assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
       You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2006

			Pro Forma As
	Actual	Pro Forma	Adjusted(1)

		(Unaudited)
	(In thousands, except per share data)
Cash and cash equivalents	$23,967	$23,967	$96,983

Preferred stock warrant liability	$1,662	$—	$—
Capital lease obligations, including current portion	4,403	4,403	4,403
Redeemable convertible preferred stock, $0.0001 par value per share; 15,454 shares authorized, 13,802 shares issued and outstanding, actual; 15,454 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	89,652	—	—
Stockholders’ equity (deficit):
Undesignated preferred stock, $0.0001 par value per share; no shares authorized, no shares issued and outstanding, actual and pro forma; 5,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 38,251 shares authorized, 3,914 shares issued and outstanding, actual; 38,251 shares authorized, 17,716 shares issued and outstanding, pro forma; 100,000 shares authorized, 23,516 shares issued and outstanding, pro forma as adjusted	0	2	2
Additional paid-in capital	10,859	102,171	175,187
Deferred stock-based compensation	(1,039)	(1,039)	(1,039)
Accumulated deficit	(39,796)	(39,796)	(39,796)

Total stockholders’ equity (deficit)	(29,976)	61,338	134,354

Total capitalization	$65,741	$65,741	$138,757

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $5.4 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

       In the table above, the number of shares outstanding as of June 30, 2006, unless otherwise stated, does not include:

•	4,733,392 shares issuable upon the exercise of stock options outstanding as of June 30, 2006 at a weighted-average exercise price of approximately $6.68 per share;

•	230,745 additional shares reserved for issuance under our 1999 Stock Plan as of June 30, 2006 plus an additional 100,000 shares that were reserved for issuance under the 1999 Stock Plan in August 2006; shares reserved for issuance under our 1999 Stock Plan that are not issued as of the date of this prospectus will become available for grant and issuance under our 2006 Equity Incentive Plan;

•	in addition to the shares that will roll over from the 1999 Stock Plan, an aggregate of 1,358,352 shares to be reserved for issuance under our 2006 Equity Incentive Plan, which will become effective on the first day that our common stock is publicly traded and which contains a provision that automatically increase its share reserve each year, as more fully described in “Management — Employee Benefit Plans;”

•	61,057 shares issued in September 2006 upon the net exercise of outstanding warrants;

•	65,000 shares issued in September 2006 to Community Foundation Silicon Valley, a California non-profit public benefit corporation;

•	40,816 shares issuable upon the exercise of a warrant outstanding as of June 30, 2006 with an exercise price of $24.50 per share that expires upon the completion of this offering; and

•	an aggregate of 41,135 shares issuable upon the exercise of warrants outstanding as of the date of this prospectus at a weighted average-exercise price of approximately $8.01 per share, which warrants do not expire upon the completion of this offering.

DILUTION
       As of June 30, 2006, we had a negative net tangible book value of approximately $31.4 million, or $7.84 per share of common stock, based upon 4,009,412 shares of common stock outstanding on such date, not taking into account the automatic conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock in connection with the completion of this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding shares of common stock. As of June 30, 2006, our pro forma net tangible book value was approximately $59.9 million, or $3.36 per share, based upon 17,811,128 shares outstanding as of such date. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding shares of common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock in connection with the completion of this offering. The increase in the net tangible book value per share attributable to the conversion of our preferred stock into shares of our common stock will accordingly be $11.20 per share.
       Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering.
       After giving effect to the receipt of the net proceeds from the sale of the shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been approximately $132.9 million, or $5.63 per share. This represents an immediate increase in pro forma net tangible book value of $2.27 per share to existing stockholders and an immediate dilution of $8.37 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of June 30, 2006	$3.36
Increase in pro forma net tangible book value per share attributable to new investors	2.27

Pro forma as adjusted net tangible book value per share after this offering		5.63

Dilution in pro forma net tangible book value per share to new investors		$8.37

       A $1.00 increase or decrease in the assumed initial public offering price of $14.00 would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.23 per share and the dilution in pro forma as adjusted net tangible book value to new investors by $0.77 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
       The following table summarizes on the same pro forma as adjusted basis described above, the difference between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration and the average price paid per share, based on an assumed initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased		Total Consideration		Average Price

	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,811,128	75.4%	$92,544,109	53.3%	$5.20
New investors	5,800,000	24.6	81,200,000	46.7	14.00
Total	23,611,128	100.0%	173,744,109	100.0%	7.36

       A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
       The above discussion and tables assume no exercise of 4,733,392 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted-average exercise price of approximately $6.68 per share and 41,135 shares of common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus that do not expire upon the completion of this offering with a weighted-average exercise price of approximately $8.01 per share. If all of these options and warrants were exercised, then:

•	pro forma as adjusted net tangible book value per share would increase from $5.63 to $5.81, resulting in a decrease in dilution to new investors of $0.18 per share;

•	our existing stockholders, including the holders of these options and warrants, would own 79.6% and our new investors would own 20.4% of the total number of shares of our common stock outstanding upon the completion of this offering; and

•	our existing stockholders, including the holders of these options and warrants, would have paid 60.5% of total consideration, at an average price per share of $5.51, and our new investors would have paid 39.5% of total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA
       You should read the following selected historical consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included in this prospectus.
       The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheets data as of December 31, 2004 and 2005, are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheets data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2005 and 2006 and the consolidated balance sheet data as of June 30, 2006 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future.
       Pro forma basic net income (loss) per share attributable to common stockholders has been calculated assuming the conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock upon the completion of this offering. Pro forma diluted net income (loss) per share attributable to common stockholders further includes the incremental shares of common stock issuable upon the exercise of stock options and warrants.

						Six Months
	Year Ended December 31,					Ended June 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenues	$7,499	$16,009	$31,395	$54,499	$83,902	$27,271	$36,520
Cost of revenues(1)	6,148	7,871	14,310	24,878	36,941	13,250	18,505

Gross profit	1,351	8,138	17,085	29,621	46,961	14,021	18,015
Operating expenses:
Technology and development(1)	6,424	4,039	4,970	7,433	13,152	5,066	8,254
Sales and marketing(1)	5,630	2,786	3,991	7,705	15,252	5,155	8,197
General and administrative(1)	7,401	4,421	5,629	10,126	13,657	5,190	7,698

Total operating expenses	19,455	11,246	14,590	25,264	42,061	15,411	24,149

Income (loss) from operations	(18,104)	(3,108)	2,495	4,357	4,900	(1,390)	(6,134)
Interest expense	(610)	(478)	(392)	(471)	(367)	(101)	(148)
Other income (expense), net	239	12	9	81	(103)	131	525

Income (loss) before income taxes and cumulative effect of change in accounting principle	(18,475)	(3,574)	2,112	3,967	4,430	(1,360)	(5,758)
Benefit (provision) for income taxes(2)	(9)	(3)	(68)	(258)	24,060	68	2,100

Net income (loss) before cumulative effect of change in accounting principle(2)	(18,484)	(3,577)	2,044	3,709	28,490	(1,292)	(3,658)

Cumulative effect of change in accounting principle	—	—	—	—	442	—	—

Net income (loss)	$(18,484)	$(3,577)	$2,044	$3,709	$28,932	$(1,292)	$(3,658)

Net income (loss) allocable to common stockholders	$(18,484)	$(3,577)	—	—	$4,720	$(1,292)	$(3,658)

						Six Months
	Year Ended December 31,					Ended June 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share amounts)
Net income (loss) per share (3):
Basic	$(15.45)	$(2.55)	$—	$—	$1.45	$(0.41)	$(0.95)
Diluted	$(15.45)	$(2.55)	$—	$—	$1.02	$(0.41)	$(0.95)
Pro forma basic					$1.82		$(0.21)
Pro forma diluted					$1.68		$(0.21)
Shares used in computing net income (loss) per share attributable to common stockholders:
Basic	1,197	1,404	1,574	2,231	3,255	3,125	3,858
Diluted	1,197	1,404	1,574	2,231	4,609	3,125	3,858
Pro forma basic					15,888		17,660
Pro forma diluted					17,242		17,660

(1)	Includes stock-based compensation as follows:

						Six Months
	Year Ended December 31,					Ended June 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands)
Cost of revenues	$—	$—	$3	$21	$28	$13	$32
Technology and development	—	—	32	263	826	183	260
Sales and marketing	—	—	11	117	239	117	201
General and administration	86	20	124	1,790	2,217	781	380

	$86	$20	$170	$2,191	$3,310	$1,094	$873

(2)	During the fourth quarter of 2005, we concluded that it was more likely than not that we would be able to realize the benefit of our deferred tax assets in the future. Consequently, we recognized a non-cash tax benefit of $24.1 million in the fourth quarter of 2005 resulting primarily from the release of the entire net deferred tax valuation allowance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes” for a discussion of the uncertainty related to our deferred tax asset.

(3)	For the year ended December 31, 2005, pro forma basic and diluted net income per share is higher than basic and diluted net income per share because the pro forma basic and diluted calculation assumes the conversion of all preferred stock to common stock. This has the effect of increasing the net income allocable to common stockholders by the amount of the income that was allocable to the preferred stockholders who are assumed to have been converted to common stockholders. This increase in the numerator of the earnings per share calculation is partially offset by an increase in the denominator for the assumed conversion of the preferred stock.

For the six months ended June 30, 2006, because there is a net loss for the period, there is no impact on the pro forma earnings per share calculation for income allocable to the preferred stockholders and the reason that the pro forma basic and diluted net loss per share is lower than the basic and diluted net loss per share is entirely due to the assumed conversion of the preferred stockholders.

	December 31,
						June 30,
	2001	2002	2003	2004	2005	2006

						(Unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$4,625	$3,658	$10,670	$13,781	$39,153	$23,967
Property and equipment, net	4,109	3,617	5,140	11,723	20,761	22,546
Working capital	318	(1,050)	2,002	690	22,687	14,314
Total assets	9,759	8,831	17,754	29,865	89,552	79,115
Capital lease obligations, less current portion	1,638	1,292	1,314	2,709	3,646	2,392
Preferred stock warrant liability	—	—	—	—	1,535	1,662
Redeemable convertible preferred stock	67,235	69,230	69,668	69,822	89,652	89,652
Total stockholders’ deficit	(64,316)	(67,752)	(65,333)	(59,568)	(27,262)	(29,976)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
       We are an Internet-based social expression and personal publishing service that enables consumers to share, print and preserve their memories by leveraging our technology-based platform and manufacturing processes. Today, our primary focus is on helping consumers manage their memories through the powerful medium of photos. We provide a full range of products and services that make it easy, convenient and fun for consumers to upload, edit, enhance, organize, find, share, create, print and preserve their digital photos in a creative and thoughtful manner.
Basis of Presentation
       Net Revenues. We generate revenues primarily from the printing and shipping of photo prints, photo-based products, such as photo books, cards and calendars, photo-based merchandise, such as mugs, mouse pads and magnets, and ancillary products such as frames, photo albums and scrapbooking accessories. Revenues are recorded net of estimated returns, promotions redeemed by customers and other discounts. Customers place orders via our website and pay primarily using credit cards.
       Our print revenues are derived from sales of our photo processing of digital images, including sales of 4x6 prints, and the related shipping revenues from these sales. Historically, average selling prices for prints have declined, and they may continue to decline in the future. For example, in the second quarter of 2005, certain of our competitors reduced the list prices of their 4×6 prints from $0.29 to $0.12. In response, we lowered the list price of our 4×6 prints to $0.19 in order to remain competitive. This decrease negatively affected our print revenues for the six months ended June 30, 2006. A further drop in our 4×6 prices without a corresponding increase in volume would also negatively impact our net revenues. Our larger competitors could elect to further reduce the list prices of their 4×6 prints or use lower pricing of prints as a loss leader. If this were to occur, we might not be able to remain competitive on pricing for 4×6 prints, which could result in a loss of customers.
       To offset these price declines and continue to generate net income, we have continued to invest in large scale manufacturing technology to enable us to reduce the cost of manufacturing prints. We have also continued to recruit highly qualified personnel with specialized skills in print manufacturing. We believe that these strategies have allowed us, and will continue to allow us, to compete successfully with other companies in our industry. In addition, we continue to focus on diversifying our business into non-print products to reduce our dependence on print revenues.
       Our non-print revenues are derived from the sale of photo-based products, photo-based merchandise and ancillary products, and the related shipping revenues from these sales. We believe our products and services are differentiated from other traditional photo processors by our personalized non-print photo-based products and merchandise, which are key to attracting and retaining customers.
       Historically, a substantial majority of our revenues have been derived in the United States. For the six months ended June 30, 2006 and each of the years ended December 31, 2003, 2004 and 2005, approximately 98% of our orders came from customers with billing addresses in the United States, representing approximately 98% of our net revenues. We have in the past generated revenues from photo processing fulfillment services we provide to other online merchants as well as professional photographers. For the six months ended June 30, 2006 and for the years ended December 31, 2003, 2004 and 2005, we generated less than 3%, 1%, 4% and 3%, respectively, of our net revenues from these fulfillment services.
       Our business is subject to seasonal fluctuations. In particular, we generate a disproportionate amount of our revenues during the holiday season in the fourth quarter of the calendar year. We also typically experience increases in revenues during other shopping-related seasonal events, such as Mother’s Day, Father’s Day, Halloween and Easter. We anticipate our revenues will continue to be subject to seasonality and therefore our financial results will vary significantly from period to period. Due to the relatively short lead time required to fulfill orders for our products, usually one to two business days, order backlog is not material to our business.
       To further understand revenue trends, we monitor several key metrics including:
       Average Order Size. Average order size is net revenues for a given period of time divided by the total number of customer orders recorded during that same period. We seek to increase average order size as a means of increasing net revenues. Average order size has increased on an annual basis for each year since 2000, and we anticipate that this trend may continue in the future.
       Total Number of Orders. We closely monitor total number of orders as an indicator of revenue trends. We recognize the revenues associated with an order when the products have been shipped, consistent with our revenue recognition policy discussed in Critical Accounting Policies and Estimates below. Orders are typically processed and shipped within two business days after a customer places an order. Total number of orders has increased on an annual basis for each year since 2000, and we anticipate that this trend may continue in the future.
       Non-Print Revenues as Percentage of Net Revenues. We strive to increase our non-print revenues as a percentage of net revenues through the continued introduction and improvement of innovative quality products and services.
       We believe the analysis of these metrics provides us with important information on our overall revenue trends and operating results. Fluctuations in these metrics are not unusual and no single factor is determinative of our net revenues and operating results.
       Cost of Revenues. Cost of revenues consist primarily of direct materials (the majority of which consists of paper), payroll and related expenses for direct labor, shipping charges, packaging supplies, distribution and fulfillment activities, rent for production facilities, depreciation of production equipment and third-party costs for photo-based merchandise. Cost of revenues also includes payroll and related expenses for personnel engaged in customer service. In addition, cost of revenues includes any third-party software or patents licensed, as well as the amortization of capitalized website development costs. We capitalize eligible costs associated with software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force, or EITF, Issue No. 00-02, “Accounting for Website Development Costs.” Costs incurred in the development phase are capitalized and amortized in cost of revenues over the product’s estimated useful life. We anticipate that our cost of revenues will increase in absolute dollars as we sell additional products but will remain generally consistent with historical periods on an annual basis as a percentage of net revenues.
       Technology and Development Expense. Technology and development expense consists primarily of personnel and related costs for employees and contractors engaged in the development and ongoing maintenance of our website, infrastructure and software. These expenses include depreciation of the computer and network hardware used to run our website and store the customer data that we maintain, as well as amortization of purchased software. Technology and development expense also includes colocation and bandwidth costs. We expect our technology and development expense will increase in absolute dollars and will increase slightly from 2004 and 2005 levels as a percentage of net revenues, and will thereafter remain generally constant on an annual basis as a percentage of net revenues.
       Sales and Marketing Expense. Sales and marketing expense consists of costs incurred for marketing programs and personnel and related expenses for our customer acquisition, product marketing, business development and public relations activities. Our marketing efforts consist of various online and offline media programs, such as e-mail and direct mail promotions, the purchase of keyword search terms and various strategic alliances. We depend on these efforts to attract customers to our service. We anticipate our sales and marketing expense will increase in absolute dollars but will remain generally consistent with historical periods on an annual basis as a percentage of net revenues.
       General and Administrative Expense. General and administrative expense includes general corporate costs, including rent for our corporate offices, insurance, depreciation on information technology equipment and legal and accounting fees. In addition, general and administrative expense includes personnel expenses of employees involved in executive, finance, accounting, human resources, information technology and legal roles. Third-party payment processor and credit card fees are also included in general and administrative expense and have historically fluctuated based on revenues for the period. We expect our general and administrative expense will increase in the near to intermediate term in absolute dollars and as a percentage of net revenues as we incur accounting and legal expenses associated with public reporting requirements and compliance with the requirements of the Sarbanes-Oxley Act of 2002, as well as increased costs for maintaining directors’ and officers’ insurance. On a longer-term basis, we anticipate that our general and administrative expense will decrease as a percentage of net revenues as we better leverage our administrative infrastructure.
       Interest Expense. Interest expense consists of interest costs recognized under our capital lease obligations and for borrowed money.
       Other Income (Expense), Net. Other income (expense), net consists primarily of the interest income on our cash accounts and the net income (expense) related to changes in the fair value of our convertible preferred stock warrants under FASB Staff Position, or FSP 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable” adopted in July 2005. Under FSP 150-5, the warrants are subject to re-measurement at each balance sheet date, and any changes in fair value are recognized as a component of other income (expense), net.
       Income Taxes. Provision for income taxes depends on the statutory rate in the countries where we sell our products. Historically, we have only been subject to taxation in the United States because we have sold almost all of our products to customers in the United States. If we continue to sell our products primarily to customers located within the United States, we anticipate that our long-term future effective tax rate will be between 38% and 45%, without taking into account the use of any of our net operating loss carryforwards. However, we anticipate that in the future we may further expand our sale of products to customers located outside of the United States, in which case we would become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly.
       Our fiscal year end for federal and state tax purposes is September 30. As of December 31, 2005, for federal and state tax purposes, we had approximately $57.0 million of federal and $53.0 million of state net operating loss carryforwards available to reduce future taxable income. These net operating loss carryforwards begin to expire in 2020 and 2009 for federal and state tax purposes, respectively.
       Historically, we have recorded a valuation allowance on our deferred tax assets, the majority of which relates to net operating loss tax carryforwards generated before we achieved profitability. During the fourth quarter of 2005, we concluded that it was more likely than not that we would be able to realize the benefit of these deferred tax assets in the future. Consequently, we recognized a net tax benefit of $24.1 million in the fourth quarter of 2005 resulting primarily from the release of the entire net deferred tax valuation allowance.
Critical Accounting Policies and Estimates
       Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.
       In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
       Revenue Recognition. We generate revenues primarily from the printing and shipping of prints, photo-based products, such as photo books, cards and calendars, photo-based merchandise, such as mugs, mouse pads and magnets, and ancillary products such as frames, photo albums and scrapbooking accessories. We generally recognize revenues from product sales upon shipment when persuasive evidence of an arrangement exists (typically through the use of a credit card or receipt of a check), the selling price is fixed or determinable and collection of resulting receivables is reasonably assured. Revenues from amounts billed to customers, including prepaid orders, are deferred until shipment of fulfilled orders. We provide our customers with a 100% satisfaction guarantee whereby products can be returned within a 30-day period for a reprint or refund. We maintain an allowance for estimated future returns based on historical data. The provision for estimated returns is included in accrued liabilities. During the years ended December 31, 2003, 2004 and 2005, returns totaled less than 1% of net revenues and have been within management’s expectations. We periodically provide incentive offers to our customers in exchange for setting up an account and to encourage purchases. Such offers include free products and percentage discounts on current purchases. Discounts, when accepted by customers, are treated as a reduction to the purchase price of the related transaction and are presented in net revenues. Production costs related to free products are included in costs of revenues upon redemption. Shipping charged to customers is recognized as revenues.
       Inventories. Our inventories consist primarily of paper and packaging supplies and are stated at the lower of cost on a first-in, first-out basis or market value. The value of inventories is reduced by an estimate for excess and obsolete inventories. The estimate for excess and obsolete inventories is based upon management’s review of utilization of inventories in light of projected sales, current market conditions and market trends.
       Software and Website Development Costs. We capitalize eligible costs associated with software developed or obtained for internal use in accordance with the AICPA Statement of Position No. 98-1 and EITF Issue No. 00-2. Accordingly, payroll and payroll-related costs incurred in the development phase are capitalized and amortized over the product’s estimated useful life, which is generally three years. Costs associated with minor enhancements and maintenance for our website are expensed as incurred.
       Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying the statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We believe that all net deferred tax assets shown on our balance sheet are more likely than not to be realized in the future and no valuation allowance is necessary. In the event that actual results differ from those estimates or we adjust those estimates in future periods, we may need to record a valuation allowance, which will impact deferred tax assets and the results of operations in the period the change in made.
       Stock-based Compensation Expense. Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issues to Employees,” and related interpretations, including Financial Accounting Standards Board, or FASB, Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25.” Under this method, compensation expense was recorded for a stock option grant only if the deemed fair value of the underlying common stock exceeded the exercise price on the date of grant.
       The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors. Because there has been no public market for our common stock, our board has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including our sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of our capital stock, trends in the broader e-commerce market and other similar technology stocks, arm’s length, third-party sales of our common stock and valuations preformed by an unrelated valuation specialist.
       For financial reporting purposes, in connection with the preparation of the audit of our 2004 financial statements, we received a valuation report in May 2005 from an unrelated valuation specialist, Financial Strategies Consulting Group (“FSCG”), which determined that the value of the common stock was approximately $5.50 per share at December 31, 2004. In estimating the valuation of our common stock, FSCG utilized the Probability-Weighted Expected Return Method. This method is detailed in the AICPA’s Practice Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This method estimates the value based on potential values for the enterprise assuming various outcomes (initial public offering, sale, remaining a private company and liquidation), with the ultimate value estimate based on the probability-weighted value of these potential outcomes.
       During May 2005 through November 2005, the board continued to assess the value of the common stock based upon a number of factors, including our operating and financial performance, values of comparable public companies and the likelihood of a public offering. During this period of time, the board of directors determined the value of the common stock and the exercise price of stock options should remain at $5.50 per share. In November 2005, in conjunction with completing the Series F financing, the board obtained another valuation report prepared by FSCG, who determined the common stock value to be approximately $10.00 per share.
       In conjunction with the 2005 audit, in May 2006 we received two retrospective valuation reports from FSCG as of May 31, 2005 and August 31, 2005. These dates coincided with our June 1, 2005 acquisition of Memory Matrix, Inc. and a large number of option grants made to our employees on August 18, 2005. The valuations as of May 31, 2005 and August 31, 2005 were approximately $6.00 and $6.56, respectively.

       Based on these retrospective valuations, we reassessed the fair value of the common stock underlying the stock options granted to our employees during the ten months ended October 31, 2005. As a result, we recorded stock-based compensation expense in our consolidated statement of operations for the year ended December 31, 2005 to the extent that these reassessed values of the underlying common stock exceeded the exercise price of the stock options as of the initial grant date. This deferred stock-based compensation expense is amortized over the vesting period of the stock options and is included as a component of stock-based compensation.
       The following table shows the computation of stock-based compensation amounts arising from the reassessed fair value of stock options granted to employees during the year ended December 31, 2005:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005

Stock options granted to employees	1,345,896	621,050	352,761	52,500
Weighted average exercise price per common share	$5.00	$5.50	$5.50	$7.39
Weighted average reassessed value of underlying common shares	$5.60	$6.00	$6.76	$9.35
Weighted average intrinsic value per common share	$0.60	$0.50	$1.26	$1.96
Deferred stock-based compensation recorded	$0.8 million	$0.3 million	$0.4 million	$0.1 million
       After taking into consideration these reassessed fair values of our common stock, in June 2006 our board of directors authorized us to seek from those employees who were granted options in January 2005 through October 2005 their consent to amend their options to increase the applicable exercise price from the initial grant price to the corresponding reassessed value as of the date of grant. We sought this consent from our employees in June 2006 to help them avoid potential adverse personal income tax consequences. On June 29, 2006, as a result of the consents received from employees, options to purchase 1,789,217 shares of our common stock that had been granted at exercise prices ranging from $5.00 to $5.50 per share were amended to exercise prices between $5.50 and $6.56 per share. The transaction was deemed a modification under SFAS No. 123R, but did not result in any incremental stock-based compensation expense in 2005 or 2006. No other terms of the option grants were modified.
       In May 2006, we obtained a valuation report as of March 31, 2006, prepared by FSCG, which determined that the value of the common stock was approximately $10.39 per share. In July 2006, we obtained a valuation report as of June 30, 2006, prepared by FSCG, which determined that the value of the common stock was approximately $14.20.
       The total unamortized deferred stock-based compensation recorded for all outstanding option grants made through December 31, 2005 was approximately $1.5 million, and is expected to be amortized as follows: $1.0 million in 2006, $0.4 million in 2007, $0.1 million in 2008 and the balance in 2009.
       Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” using the prospective transition method, which requires us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic value method as previously permitted under APB Opinion No. 25.
       For the six months ended June 30, 2006, the total compensation cost related to stock-based awards granted under SFAS No. 123R to employees and directors but not yet recognized was approximately $7.5 million, net of estimated forfeitures of $0.9 million. This cost will be amortized on a straight-line basis over a weighted average period of approximately four years. Amortization in the six months ended June 30, 2006 was $0.4 million. Net loss per share for the six months ended June 30, 2006 would have been reduced by $0.07 per share, net of tax, if we had not adopted SFAS No. 123R.
       The following table presents the intrinsic value of all options outstanding as of June 30, 2006 based on the assumed initial public offering price of $14.00 per share:

	Number of
	Options
	Outstanding	Intrinsic Value

Vested options	1,077,456	$11.7 million
Unvested options	3,655,936	$22.9 million

Total	4,733,392	$34.6 million

       Although it may be reasonable to expect that the completion of an initial public offering will add value to the shares as a result of their increased liquidity and marketability, the amount of any additional value cannot be measured with any precision or certainty.
Results of Operations
       The following table presents our historical results for the periods indicated as a percentage of net revenues:

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Net revenues	100%	100%	100%	100%	100%
Cost of revenues	46%	46%	44%	49%	51%

Gross profit	54%	54%	56%	51%	49%
Operating expenses:
Technology and development	16%	14%	16%	19%	23%
Sales and marketing	13%	14%	18%	19%	22%
General and administrative	18%	19%	16%	19%	21%

Income (loss) from operations	7%	7%	6%	(6)%	(17)%
Interest expense	1%	1%	0%	0%	0%
Other income (expense), net	0%	0%	0%	0%	1%

Income (loss) before income taxes	6%	6%	6%	(6)%	(16)%
Benefit (provision) for income taxes	0%	0%	29%	0%	6%

Net income (loss)	6%	6%	35%	(6)%	(10)%

Six Months Ended June 30, 2005 and 2006 (Unaudited)

	Six Months
	Ended June 30,

	2005	2006	% Change

	(In thousands)
Net revenues	$27,271	$36,520	34%
Cost of revenues	13,250	18,505	40%
       Net revenues increased $9.2 million, or 34%, from the six months ended June 30, 2005 to the six months ended June 30, 2006. Revenue growth was attributable to the increase in both print and non-print revenues. Print revenues increased from $19.1 million for the six months ended June 30, 2005 to $21.8 million for the six months ended June 30, 2006, an increase of $2.7 million, or 14%.

Print revenues were positively affected by increased sales volume of 4x8 prints and enlargements and negatively affected by a decrease in 4x6 print average selling prices due to competitive pricing pressures, as we reduced the list price of our 4x6 prints from $0.29 to $0.19 in the fourth quarter of 2005. Non-print revenues increased from $8.2 million for the six months ended June 30, 2005 to $14.8 million for the six months ended June 30, 2006, an increase of $6.6 million or 80%. Non-print revenues were positively affected by increased sales of photo books, calendars, greeting cards and photo-based merchandise. Total orders increased from 1,511,000 for the six months ended June 30, 2005 to 2,022,000 for the six months ended June 30, 2006, or 34%. Average order size remained unchanged at $18 per order for the six months ended June 30, 2005 and for the six months ended June 30, 2006.
       Cost of revenues increased by $5.3 million, or 40%, from the six months ended June 30, 2005 to the six months ended June 30, 2006, driven by the increased volume of shipped products during this period. Cost of revenues as a percentage of net revenues increased by 2% to 51% from the six months ended June 30, 2005 to the six months ended June 30, 2006. This increase was the result of the decline in 4x6 print average selling prices, partially offset by the favorable impact of lower paper prices we negotiated in September 2005, as well as the reorganization of our workflows to achieve greater efficiencies, each of which occurred during the third and fourth quarters of 2005.

	Six Months
	Ended June 30,

	2005	2006	% Change

	(In thousands)
Technology and development expense	$5,066	$8,254	63%
Sales and marketing expense	5,155	8,197	59%
General and administrative expense	5,190	7,698	48%
       Our technology and development expense increased by $3.2 million, or 63%, from the six months ended June 30, 2005 to the six months ended June 30, 2006. The increase was attributable to increased personnel and related costs for employees and consultants involved with website development and website infrastructure support teams, which increased by $1.5 million in the six months ended June 30, 2006, as well as increased third-party hosting expenses which increased by $0.4 million in the six months ended June 30, 2006. We also continued to invest in our website infrastructure hardware to support our continued revenue growth, which resulted in increased depreciation expense of $1.1 million for the six months ended June 30, 2006. In addition, charges from the amortization of deferred stock-based compensation from employee grants were $0.2 million in the six months ended June 30, 2005, compared to $0.3 million in the six months ended June 30, 2006.
       Our sales and marketing expense increased by $3.0 million, or 59%, from the six months ended June 30, 2005 to the six months ended June 30, 2006. Personnel and related costs for employees and consultants increased by $1.1 million and our customer acquisition and promotion costs increased by $1.9 million in the six months ended June 30, 2006. In addition, charges from the amortization of deferred stock-based compensation from employee grants were $0.1 million in the six months ended June 30, 2005, compared to $0.2 million in the six months ended June 30, 2006.
       Our general and administrative expense increased by $2.5 million, or 48%, from the six months ended June 30, 2005 to the six months ended June 30, 2006. Personnel and related costs increased by $0.8 million. While legal fees decreased by $0.7 million from the six months ended June 30, 2005 to the six months ended June 30, 2006, accounting fees and consultant expense increased by $0.7 million and $0.5 million, respectively, for the same period. Rent and related facilities charges increased by $0.5 million and recruiting costs increased by $0.2 million from the six months ended June 30, 2005 to the six months ended June 30, 2006. In addition, charges from the amortization of deferred stock-based compensation from employee grants were $0.8 million in the six months ended June 30, 2005, compared to $0.4 million in the six months ended June 30, 2006. Payment processing fees paid to third parties increased by $0.3 million during the six months ended June 30, 2006 due to increased order volumes.
       Interest expense increased by $47,000, or 47%, from the six months ended June 30, 2005 to the six months ended June 30, 2006, due primarily to interest expense on additional capitalized lease obligations.
       Other income (expense), net increased by $0.4 million or 300%, from the six months ended June 30, 2005 to the six months ended June 30, 2006, due to larger invested cash balances and higher interest rates. For the six months ended June 30, 2006, other income (expense), net also included $0.1 million of expense related to changes in the fair value of our convertible preferred stock warrants under FSP 150-5.
       The provision for income taxes was $68,000 for the six months ended June 30, 2005 compared to a benefit of $2.1 million for the six months ended June 30, 2006 due to changes in our effective tax rate as a result of releasing our valuation allowance in the fourth quarter of 2005.
       Net loss increased by $2.4 million, or 183%, from a loss of $1.3 million in the six months ended June 30, 2005 to a loss of $3.7 million in the six months ended June 30, 2006. This increase was primarily attributable to our increased cost of revenues of $5.3 million, or 40%, increased technology and development expense of $3.2 million, or 63%, increased sales and marketing expense of $3.0 million, or 59%, and increased general and administrative expense of $2.5 million, or 48%, from the six months ended June 30, 2005 to the six months ended June 30, 2006, partially offset by increased net revenues of $9.2 million, or 34%, and a higher benefit for income taxes of $2.0 million, or 2988%, from the six months ended June 30, 2005 to the six months ended June 30, 2006.
Years Ended December 31, 2003, 2004 and 2005

	Year Ended December 31,			2003-2004	2004-2005
				%	%
	2003	2004	2005	Change	Change

	(In thousands)
Net revenues	$31,395	$54,499	$83,902	74%	54%
Cost of revenues	14,310	24,878	36,941	74%	48%
       Net revenues increased $29.4 million, or 54%, from 2004 to 2005, attributable to the increase in both print and non-print revenues. Print revenues increased from $35.6 million in 2004 to $48.7 million in 2005, an increase of $13.1 million or 37%. Print revenues were positively affected by increased 4×6 print sales and negatively affected by a decrease in 4×6 print average selling prices due to competitive pricing pressures. Non-print revenues increased from $18.9 million in 2004 to $35.2 million in 2005, an increase of $16.3 million, or 86%. As a result of our plan to expand the sale of non-print products and reduce the dependence on the price competitive print marketplace, non-print revenue growth of 86% was more than twice the 37% growth in print revenues. This caused non-print revenue to increase to 42% of revenues in 2005 from 35% in 2004. 2005 represented the first full year of photo book sales, and we also added photo-based merchandise to our product offering. Total orders increased from 2,618,000 in 2004 to 3,650,000 in 2005, or 39%. The overall growth during the period was driven by increases in average order sizes. Average order size increased from approximately $21 per order in 2004 to $23 per order in 2005.
       Net revenues increased $23.1 million, or 74%, from 2003 to 2004, attributable to an increase in print revenues and the addition of new non-print photo-based products. Print revenues increased from $22.7 million in 2003 to $35.6 million in 2004, an increase of $12.9 million, or 57%. Print revenues were positively affected by increased 4×6 print sales and negatively affected by a decrease in 4×6 print average selling prices due to competitive pricing pressures. Non-print revenues increased from $8.7 million in 2003 to $18.9 million in 2004, an increase of $10.2 million, or 117%. As a result of our plan to expand the sale of non-print products and reduce the dependence on the price competitive print marketplace, non-print revenue growth of 117% was more than twice the 57% growth in print revenues. This caused non-print revenue to increase to 35% of revenues in 2005 from 28% in 2004. During 2004, we introduced hardcover and softcover photo books and began selling a variety of photo-based merchandise, including mugs and mouse pads. Total orders increased from 1,691,000 in 2003 to 2,618,000 in 2004, or 55%. The overall growth during the period was also driven by increases in average order sizes and revenues from repeat customers. Average order size increased from approximately $19 per order in 2003 to $21 per order in 2004.
       Cost of revenues increased by $12.1 million, or 48%, from 2004 to 2005, driven by the increased volume of shipped products during this period. Cost of revenues as a percent of net revenues decreased by 2% to 44% from 2004 to 2005. This improvement was driven by labor and production efficiencies which offset a decline in 4×6 average selling prices. During the fourth quarter holiday season, we employ a significant amount of temporary workers through several temporary staffing agencies, and in 2005, we were able to negotiate savings in these staffing costs. During 2005, we also negotiated lower paper prices and reorganized our workflows to achieve greater efficiencies.
       Cost of revenues increased by $10.6 million, or 74%, from 2003 to 2004, driven by the increased volume of shipped products during this period. The 74% increase in cost of revenues during 2004 matched the 74% increase in net revenues during the same period. Cost of revenues as a percent of net revenues also remained the same from 2003 to 2004 at 46% of net revenues. We were able to offset a decline in 4×6 average selling prices with improved labor and overhead cost efficiencies.

	Year Ended December 31,			2003-2004	2004-2005
				%	%
	2003	2004	2005	Change	Change

	(In thousands)
Technology and development expense	$4,970	$7,433	$13,152	50%	77%
Sales and marketing expense	3,991	7,705	15,252	93%	98%
General and administrative expense	5,629	10,126	13,657	80%	35%
       Our technology and development expense increased $5.7 million, or 77%, from 2004 to 2005. The increase was attributable to increased personnel and related costs for employees and consultants involved with website development and website infrastructure support teams, which increased by $2.4 million in 2005, as well as increased third-party hosting expenses which increased by $0.7 million in 2005. We also continued to invest in our website infrastructure to support our continued revenue growth, which resulted in increased depreciation expense of $1.5 million for 2005. In addition, charges from the amortization of deferred stock-based compensation from employee grants were $0.3 million in 2004, compared to $0.8 million in 2005.
       Our technology and development expense increased $2.5 million, or 50%, from 2003 to 2004. The increase was attributable to increased personnel and related costs for employees and consultants involved with website development and website infrastructure support teams, which increased by $1.0 million in 2004, as well as increased third-party hosting expenses which increased $0.1 million in 2004. We also continued to invest in our website infrastructure to support our continued revenue growth, which resulted in increased depreciation expense of $0.6 million for 2004. In addition, charges from the amortization of deferred stock-based compensation related to employee grants were $32,000 in 2003, compared to $0.3 million in 2004.
       Our sales and marketing expense increased $7.5 million, or 98%, from 2004 to 2005. Personnel and related costs for employees and consultants increased by $1.6 million in 2005 and our customer acquisition and promotion costs increased by $5.7 million in 2005 as we increased our online and offline advertising, survey and research activities. In addition, charges from the amortization of deferred stock-based compensation related to employee grants were $0.1 million in 2004, compared to $0.2 million in 2005.

       Our sales and marketing expense increased $3.7 million, or 93%, from 2003 to 2004. Personnel and related costs for employees and consultants increased by $0.6 million in 2004 and our customer acquisition and promotion costs increased by $3.0 million in 2004. In addition, charges from the amortization of deferred stock-based compensation related to employee grants were $11,000 in 2003, compared to $0.1 million in 2004.
       Our general and administrative expense increased by $3.5 million, or 35%, from 2004 to 2005. Personnel and related costs increased by $0.8 million and legal and accounting costs increased $0.5 million over 2004 expenditures. Recruiting costs increased by $0.5 million due to increased hiring and depreciation increased $0.2 million related to our information technology equipment from 2004 to 2005. In addition, charges from the amortization of deferred stock-based compensation related to employee grants were $1.8 million in 2004, compared to $2.2 million in 2005. Payment processing fees paid to third parties also increased by $0.9 million in 2005 due to increased order volumes.
       Our general and administrative expense increased by $4.5 million, or 80%, from 2003 to 2004. We increased our headcount in our finance organization, which contributed to the $0.7 million increase in personnel and related costs. Legal and accounting costs also increased $0.8 million over 2003 expenditures. In addition, charges from the amortization of deferred stock-based compensation related to employee grants were $0.1 million in 2003, compared to $1.8 million in 2004. Payment processing fees paid to third parties also increased by $0.5 million in 2004 due to increased order volumes.
       Interest expense decreased by $0.1 million, or 22%, from 2004 to 2005, due to the repayment of a loan from Monaco Partners, L.P., which is controlled by James Clark, the Chairman of our board of directors, in 2004. Interest expense in 2005 also included amounts representing interest expense on capitalized lease obligations and interest expense and related loan fees for a term loan entered into and repaid during 2005.
       Interest expense increased by $79,000, or 20%, from 2003 to 2004, due to amounts representing interest expense on capitalized lease obligations, as well as the amortization of warrants issued to Monaco Partners, L.P. that was recorded as a discount to the loan from Monaco Partners, L.P.
       Other income (expense), net decreased by $0.2 million, or 227%, from 2004 to 2005, due to larger invested cash balances and higher interest rates, offset by $0.5 million of expense related to changes in the fair value of our convertible preferred stock warrants under FSP 150-5.
       Other income, net increased by $72,000 from 2003 to 2004, due to larger invested cash balances and higher interest rates.

	Year Ended
	December 31,

	2003	2004	2005

	(in thousands)
Income tax benefit (provision)	$(68)	$(258)	$24,060
Effective tax rate	(3)%	(7)%	494%
       In 2003 and 2004, we recorded a provision for income taxes that was principally attributable to California state taxes and other minimum corporate taxes. In those periods, we offset our remaining taxable income through the utilization of net operating loss carryforwards. In the fourth quarter of 2005, we determined that it would be more likely than not that the cumulative net operating losses and other deferred tax benefits would be recoverable by us, creating a $24.1 million income tax benefit due to the deferred tax asset recorded on our balance sheet at the end of 2005.

       Net income (loss) increased by $25.2 million, or 680%, from $3.7 million in 2004 to $28.9 million in 2005. Included in 2005 net income was a $24.1 million non-cash tax benefit due to releasing our net deferred tax valuation allowance in the fourth quarter of 2005. We expect that our long-term future effective tax rate will be between 38% and 45%. Net income for 2005 also increased by $0.4 million for a cumulative effect of a change in accounting principle related to the adoption of FSP 150-5 in July 2005. As a result of the tax benefit, the 2005 net income results are not indicative of future results of operations. We believe that income before income taxes and cumulative effect of change in accounting principle is relevant and useful information to assist investors in comparing our performance between 2005 and 2004. Income before income taxes and cumulative effect of change in accounting principle increased by $0.5 million, or 12%, from $4.0 million in 2004 to $4.4 million in 2005. This increase was primarily attributable to our increased net revenues of $29.4 million, or 54%, from 2004 to 2005, partially offset by increased cost of revenue of $12.1 million, or 48%, increased technology and development expense of $5.7 million, or 77%, increased sales and marketing expense of $7.5 million, or 98%, and increased general and administrative expense of $3.5 million, or 35%, from 2004 to 2005.
       Net income (loss) increased by $1.7 million, or 81%, from $2.0 million in 2003 to $3.7 million in 2004. Income before income taxes and cumulative effect of change in accounting principle increased by $1.9 million, or 88%, from $2.1 million in 2003 to $4.0 million in 2004. This increase was primarily attributable to our increased net revenues of $23.1 million, or 74%, from 2003 to 2004, partially offset by increased cost of revenue of $10.6 million, or 74%, increased technology and development expense of $2.5 million, or 50%, increased sales and marketing expense of $3.7 million, or 93%, and increased general and administrative expense of $4.5 million, or 80%, from 2003 to 2004.

Quarterly Results of Operations Data
       The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of net revenues for each of the ten quarters in the period ended June 30, 2006. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.
       We restated our income tax benefit for the quarter ended March 31, 2006 from $874,000 to $977,000 to correct for errors in the calculation of our deferred tax assets and liabilities and our interim tax rate. As a result of this restatement, basic and diluted net loss per share for the quarter ended March 31, 2006 were also restated from $(0.44) to $(0.41).

	For the Three Months Ended,

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006

									(As restated)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues, net	$7,761	$9,180	$11,587	$25,971	$13,156	$14,115	$15,610	$41,021	$16,883	$19,637
Cost of revenues	3,604	4,230	5,321	11,723	6,446	6,804	6,809	16,882	8,749	9,756

Gross profit	4,157	4,950	6,266	14,248	6,710	7,311	8,801	24,139	8,134	9,881
Operating expenses:
Technology and development(1)	1,509	1,438	1,981	2,505	2,311	2,755	3,708	4,378	3,983	4,271
Sales and marketing(1)	1,103	905	1,761	3,936	2,275	2,880	3,755	6,343	3,693	4,504
General and administrative(1)	1,492	1,835	2,594	4,205	2,818	2,372	2,802	5,665	3,397	4,301

Income (loss) from operations	53	772	(70)	3,602	(694)	(696)	(1,464)	7,753	(2,939)	(3,195)
Interest expense	(125)	(104)	(98)	(144)	(54)	(47)	(83)	(183)	(78)	(70)
Other income (expense), net	8	14	23	36	65	66	(103)	(131)	475	49

Income (loss) before income taxes and cumulative effect of change in accounting principle	(64)	682	(145)	3,494	(683)	(677)	(1,650)	7,439	(2,542)	(3,216)
Benefit (provision) for income taxes	—	(16)	—	(242)	—	68	(68)	24,060	977	1,123

Net income (loss) before cumulative effect of change in accounting principle	$(64)	$666	$(145)	$3,252	$(683)	$(609)	$(1,718)	$31,499	$(1,565)	$(2,093)

Cumulative effect of change in accounting principle	—	—	—	—	—	—	442	—	—	—
Net income (loss)	$(64)	$666	$(145)	$3,252	$(683)	$(609)	$(1,276)	$31,499	$(1,565)	$(2,093)

Net income (loss) allocable to common stockholders	$(64)	$—	$(145)	$333	$(683)	$(609)	$(1,276)	$6,372	$(1,565)	$(2,093)
Net income (loss) per common share:
Basic	$(0.04)	$—	$(0.06)	$0.12	$(0.23)	$(0.19)	$(0.38)	$1.78	$(0.41)	$(0.54)
Diluted	(0.04)	—	(0.06)	0.09	(0.23)	(0.19)	(0.38)	1.23	(0.41)	(0.54)
Shares used in computing net income (loss) per share attributable to common stockholders:
Basic	1,732	2,167	2,317	2,708	2,918	3,161	3,366	3,576	3,805	3,885
Diluted	1,732	2,167	2,317	3,720	2,918	3,161	3,366	5,183	3,805	3,885

(1)	Includes stock-based compensation as follows:

	For the Three Months Ended,

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006

									(As restated)
	(In thousands)
Cost of revenues	$3	$3	$7	$8	$8	$6	$4	$10	$11	$21
Technology and development	33	32	98	100	92	90	447	197	143	117
Sales and marketing	7	11	50	49	44	72	47	76	87	114
General and administration	35	39	679	1,037	517	263	219	1,218	170	210

	$78	$85	$834	$1,194	$661	$431	$717	$1,501	$411	$462

	For the Three Months Ended,

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006

									(As restated)
Consolidated Statements of Operations Data:
Net revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	46%	46%	46%	45%	49%	48%	44%	41%	52%	50%

Gross profit	54%	54%	54%	55%	51%	52%	56%	59%	48%	50%
Operating expenses:
Technology and development	19%	16%	17%	10%	18%	20%	24%	11%	24%	22%
Sales and marketing	14%	10%	15%	15%	17%	20%	24%	15%	22%	23%
General and administrative	19%	20%	22%	16%	21%	17%	18%	14%	20%	22%

Income (loss) from operations	2%	8%	0%	14%	(5)%	(5)%	(10)%	19%	(18)%	(17)%
Interest expense	2%	1%	1%	1%	0%	0%	1%	0%	0%	0%
Other income (expense), net	0%	0%	0%	0%	0%	0%	(1)%	0%	3%	0%

Income (loss) before income taxes and cumulative effect of change in accounting principle	0%	7%	(1)%	13%	(5)%	(5)%	(12)%	19%	(15)%	(17)%
Benefit (provision) for income taxes	0%	0%	(0)%	(1)%	0%	0%	0%	59%	6%	6%

Net income (loss) before cumulative effect of change in accounting principle	0%	7%	(1)%	12%	(5)%	(5)%	(12)%	78%	(9)%	(11)%

Cumulative effect of change in accounting principle	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%
Net income (loss)	0%	7%	(1)%	12%	(5)%	(5)%	(9)%	78%	(9)%	(11)%
       Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary significantly in the future. Our business is seasonal, with a high proportion of our revenues and operating cash flows generated during the holiday season in the fourth quarter of the calendar year when people take more pictures and order more photo-based products and merchandise. We incur significant additional expenses in the period leading up to the fourth quarter holiday season in anticipation of higher sales volume in that period, including expenses related to the hiring of temporary workers to meet our seasonal needs, additional inventory and equipment purchases and increased advertising. During the fourth quarter, we also incur significant additional sales and marketing costs to promote our offerings for the holidays and attract customers. Our quarterly revenues and results of operations are also affected by factors such as the timing of expenditures and the mix of products and services sold.

       The increases in our net revenues for the quarters ended December 31, 2004 and 2005 are attributable to our overall growth as well as the seasonality of our business related to the fourth quarter holiday season. In the quarters ended March 31, 2005 and March 31, 2006, our cost of revenues was higher as a percentage of net revenues than in the prior quarters due to the decline in 4x6 print average selling prices as well as increased depreciation from production equipment acquired during the preceding quarter. In the fourth quarter of 2004, we recorded $0.8 million of stock-based compensation expense in general and administrative expense related to a transition agreement with an executive and a settlement agreement with a former employee. In the fourth quarter of 2005, we recorded $1.0 million of stock-based compensation expense in general and administrative expense related to a transition agreement with another executive. In the fourth quarter of 2005, we determined that it would be more likely than not that our cumulative net operating losses and other deferred tax benefits would be recoverable by us, creating a $24.1 million income tax benefit. In the second quarter of 2006, our general and administrative costs increased, in part, due to $0.6 million of fees incurred for the completion of our 2005 financial statement audit.
       In the third quarter of 2005, we adopted FSP 150-5. FSP 150-5 affirms that the outstanding warrants to purchase our common stock are subject to the requirements in SFAS No. 150, regardless of the timing of the redemption feature or the redemption price, and requires us to classify these warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We recorded a $442,000 cumulative charge for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and recorded $159,000, $304,000, $(122,000) and $249,000 of additional expense in other income (expense), net in the quarters ended September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, respectively, to reflect the increase in fair value of the warrants.
       Our results of operations for any historical period are not necessarily indicative of results of operations for any future period.
Liquidity and Capital Resources

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$3,674	$7,400	$10,858	$4,224	$6,341
Depreciation and amortization	2,761	3,769	6,246	2,650	4,556
Cash flows from operating activities	9,113	13,067	18,606	(1,256)	(8,096)
Cash flows from investing activities	(3,674)	(7,386)	(10,613)	(3,979)	(6,341)
Cash flows from financing activities	1,573	(2,570)	17,379	(911)	(749)
       Historically we have financed our operations and capital expenditures through operations, private sales of preferred stock, lease financing and the use of bank and related-party loans. We had cash and cash equivalents of $24 million as of June 30, 2006, a decrease from $39.2 million as of December 31, 2005. The decrease in our cash and cash equivalents as of June 30, 2006 was due primarily to the payment of our seasonally high accounts payable and accrued liabilities balances at December 31, 2005. In January 2006, we also made a $1.0 million payment pursuant to an intellectual property settlement and license agreement. The December 31, 2005 cash balance represented an increase of $25.4 million from the December 31, 2004 cash balance of $13.8 million. The increase in cash as of December 31, 2005 was primarily attributable to the issuance of shares of our Series F preferred stock for net proceeds of $19.8 million in November 2005.

       Our industry is competitive and has recently endured periods of intense price competition. Because we plan to finance our operations and capital expenses largely through our operations, and because our results of operations are sensitive to the level of competition we face, increased competition could adversely affect our liquidity and capital resources. Increased competition could do so both by reducing our revenues and net income, as a result of reduced sales, reduced prices and increased promotional activities, among other factors, as well as by requiring us to spend cash on advertising and marketing in an effort to maintain or increase market share in the face of such competition. In addition, we must increase many of our expenses, including some capital expenses and some sales and marketing expense, in advance of anticipated higher future revenues. However, such increased expenses, while intended to support anticipated increases in future revenues, must be funded from current capital resources or from borrowings or equity financings. As a result, our ability to grow our business relying largely on funds from our operations is sensitive to competitive pressures and other risks relating to our liquidity or capital resources. We have incorporated the strategies and expenses associated with targeting online customers overseas in our plans and believe they will be similar to those we have had in North America.
       We anticipate capital expenditures of $30 million to $35 million in the second half of 2006 and 2007, approximately 50% of which we expect will be used to add additional manufacturing capacity. These expansion plans, while significant, are not outside the ordinary course of our business or materially different from how we have expanded our business in the past. We expect that such capital expenditures will increase our production capacity and help enable us to respond more quickly and efficiently to customer demand. We believe that such capital expenditures will have a positive effect on our results of operations if demand increases in line with increases in our production capacity. However, these capital expenditures, taken alone, will have a negative effect on our results of operations if demand does not increase as we expect, and will have a negative effect on our results of operations in the short term if demand does not increase simultaneously, as we expect, with the capital expenditures spent to support increased demand.
       Operating Activities. For the six months ended June 30, 2006, net cash used in operations of $8.1 million resulted from a net loss of $3.7 million, which was offset by $4.6 million of depreciation and amortization expense and $0.9 million of non-cash amortization of stock-based compensation. In addition, for the six months ended June 30, 2006, cash was used in operating activities to fund accounts payable and accrued liabilities of $8.6 million resulting from seasonally high balances at December 31, 2005 related to our increased purchasing for the holiday season.
       In 2005, net cash provided from operating activities of $18.6 million resulted from net income of $28.9 million that was adjusted for $6.2 million of depreciation and amortization and $3.3 million of non-cash amortization of stock-based compensation. In addition, net cash from operating activities increased due to a $4.1 million increase in accounts payable and accrued liabilities due to seasonally high balances at December 31, 2005 related to increased purchasing for the fourth quarter holiday season. Accounts payable and accrued liability balances were higher as of December 31, 2005 compared to as of December 31, 2004 due to higher sales in the 2005 fourth quarter holiday season.
       In 2004, net cash provided from operating activities of $13.1 million resulted from net income of $3.7 million that was adjusted for $3.8 million of depreciation and amortization and $2.2 million of non-cash amortization of stock-based compensation. In addition, net cash from operating activities increased due to a $2.6 million increase in accounts payable and accrued liabilities, a result of seasonally high balances at December 31, 2004 related to increased purchasing for the fourth quarter holiday season. Accounts payable and accrued liability balances were higher as of December 31, 2004 compared to as of December 31, 2003 due to higher sales in the 2004 fourth quarter holiday season.
       Investing Activities. For the six months ended June 30, 2006, cash used in investing activities was $6.3 million for capital expenditures for computer and network hardware to support our website infrastructure and information technology computer hardware, as well as capitalized website development costs related to projects that were placed into service.

       In 2004 and 2005, cash used in investing activities was $7.4 million and $10.6 million, respectively, primarily from the acquisition of computer and network hardware to support our website infrastructure and production equipment for our manufacturing and production operations at our Hayward, California facilities.
       We expect to have ongoing capital expenditure requirements to support our growing website infrastructure and to meet production and manufacturing requirements. We expect capital expenditures to be between $30 million and $35 million in the second half of 2006 and through 2007.
       Financing Activities. For the six months ended June 30, 2006, we used $0.7 million primarily for the payment of capitalized lease obligations.
       In 2005, we generated cash of $17.4 million, primarily the result of receiving net proceeds of $19.8 million from the sale of our Series F preferred stock in November 2005. This increase in cash was offset by $2.4 million in principal payments on capital lease obligations.
       In 2004, we used $2.6 million of cash, which was due to the repayment of a $2.5 million loan from Monaco Partners and $0.5 million in principal payments on capital lease obligations.
Contractual Obligations
       We lease website infrastructure computer and network hardware, production equipment, information technology equipment and software under various capital leases that expire through the year 2009. We also lease office space in Redwood City, California and production facilities in Hayward, California under various non-cancelable operating leases that expire between 2007 and 2010. We also have a colocation agreement with a third-party hosting facility that expires in 2006. As a result of our growth strategies, we believe that our liquidity and capital resources requirements will grow in absolute dollars but will be generally consistent with historical periods on an annual basis as a percentage of net revenues. During 2005, all of our capital expenditures were made in cash. During the year, we utilized a term loan to supplement liquidity which we repaid in full prior to year end. We anticipate leasing additional office space, production facilities and hosting facilities, consistent with our historical business model.
       The following are contractual commitments at December 31, 2005 associated with lease obligations and contractual commitments:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Contractual Obligations
Capital lease obligations	$5,626	$1,669	$3,474	$483	$—
Operating lease obligations	5,997	1,132	2,652	2,213	—
Purchase obligations(1)	2,820	2,820	—	—	—
Preferred stock warrant liability(2)	1,535	—	—	—	1,535

Total contractual obligations	$15,978	$5,621	$6,126	$2,696	$1,535

(1)	Purchase obligations includes commitments under non-cancellable marketing agreements, software patent license agreements and third-party hosting services. In January 2006, we entered into a three-year non-cancelable agreement with a new third party for colocation and hosting services that expires in 2009. The purchase obligations do not reflect the new colocation agreement as it was entered into subsequent to December 31, 2005. As a result of this new colocation agreement, our purchase obligations increased by $4.3 million, representing an increase of $1.0 million due less than one year, $3.1 million due in one to three years, and $0.2 million due in three to five years.

(2)	Upon the completion of this offering, all of our warrants to purchase shares of preferred stock will convert into warrants to purchase common stock and, accordingly, the liability will be reclassified as common stock and additional paid-in capital.

       Other than the obligations, liabilities and commitments described above, we have no significant unconditional purchase obligations or similar instruments. We are not a guarantor of any other entities’ debt or other financial obligations.
       We anticipate that our current cash and cash equivalents balances and cash generated from operations, along with the net proceeds we receive from this offering will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next 18 months. The adequacy of these resources to meeting our liquidity needs beyond that period will depend on our growth, operating results and the capital expenditures required to meet possible increased demand for our products. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity. The sale of additional equity could result in additional dilution to our stockholders. Financing arrangements may not be available to us, or may not be in amounts or on terms acceptable to us.
Off-Balance Sheet Arrangements
       We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.
Recent Accounting Pronouncements
       In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. The statement was adopted as of January 1, 2006, and did not have a material effect on our financial position, results of operations or liquidity.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion, or APB, No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No. 154”). This statement requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS No. 154 will be effective for us beginning on September 1, 2006. We are currently evaluating the impact, if any, of this statement on our financial position and results of operations.
       In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 was effective for all reporting periods beginning after December 15, 2005 and did not have a material impact on our financial statements.
       In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the impact, if any, of FIN 48 on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
       Interest Rate and Credit Risk. We have exposure to interest rate risk that relates primarily to our investment portfolio. All of our current investments are classified as cash equivalents and carried at cost, which approximates market value. We do not currently use or plan to use derivative financial instruments in our investment portfolio. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income, operating results or liquidity.
       As of December 31, 2004 and 2005, our cash and cash equivalents were maintained by financial institutions in the United States and our deposits may be in excess of insured limits. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
       Inflation. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS
Overview
       We are an Internet-based social expression and personal publishing service that enables consumers to share, print and preserve their memories by leveraging our technology, manufacturing, web-design and merchandising capabilities. Today, our primary focus is on helping consumers manage their memories through the powerful medium of photos. We provide a full range of products and services that make it easy, convenient and fun for consumers to upload, edit, enhance, organize, find, share, create, print and preserve their digital photos in a creative and thoughtful manner.
       Consumers use our products and services to stay connected to their friends and family, to organize their memories in a single location, to tell stories and to preserve their memories for themselves and their children. Our customers purchase physical products both for their own personal use and for giving thoughtful and personalized gifts such as photo books, calendars, greeting cards and other photo-based products and merchandise.
       We currently generate revenues by selling high-quality prints, ranging in size from wallet to jumbo sized 20x30 enlargements and photo-based products such as professionally-bound photo books, personalized calendars and greeting cards. We manufacture all of these items in our Hayward, California manufacturing facility. By controlling the production process in this facility, we are able to ensure high-quality products, maintain a favorable cost structure and ensure timely shipment to customers, even during peak demand. Additionally, we sell a variety of photo-based merchandise that is currently manufactured for us by third parties, such as mugs, mouse pads, coasters, tote bags, desk organizers, puzzles, playing cards, multi-media DVDs, magnets and keepsake boxes, and ancillary products, such as frames, photo albums and scrapbooking accessories.
       Our high-quality products and services and our online user experience, together with our focus on continuous innovation, have earned us numerous third-party accolades and, more importantly, allowed us to establish a premium brand. We believe that we realize the benefits of a premium brand through high customer loyalty, low customer acquisition costs and premium pricing.
       Our customers are a central part of our business model. They generate most of the content on our service by uploading their photos and storing their memories. In addition, they share their photos electronically with their friends and families, extending and endorsing our brand and creating a sense of community. Finally, by giving Shutterfly branded products to colleagues, friends and loved ones throughout the year, customers reinforce the Shutterfly brand. Through these various activities, our customers create a viral network of new users and customers.
       In addition to driving lower customer acquisition costs through viral marketing, our customers provide input on new features and functionalities. Close, frequent customer interactions, coupled with significant investments in sophisticated customer relationship management, or CRM, capabilities, enable us to fine-tune and tailor our promotions and website presentation to specific customer segments. Consequently, customers are presented with a highly personalized Shutterfly shopping experience, which helps foster a unique and deep relationship with our brand.
       We have experienced rapid growth since launching our service in December 1999. Since inception, we have fulfilled more than 12 million orders, sold approximately 370 million prints and stored approximately one billion of our consumers’ photos in our image archives. According to industry sources, in June 2006, Shutterfly.com had approximately 4.1 million unique visitors.

Vision and Mission
       Our vision is to make the world a better place by helping people share life’s joy. Our mission is to build an unrivaled service that enables deeper, more personal relationships between our customers and those who matter most in their lives.
       We believe that people have an intrinsic desire for social expression, as they wish to capture and share their experiences and pass them on to future generations. Since the beginning of humankind, people have shared detailed stories of their lives through visual expression. Today, with the evolution of digital cameras and technology, millions of people around the world are capturing their memories and communicating in deeper, more meaningful ways.
       We believe people will continue to take more pictures of important moments in their lives across various touch points throughout the year, including vacations, weddings, birthdays, graduations, family reunions and holidays. Our products and services make sharing, printing and preserving those memories easy, convenient and fun, and allow for our customers to be more thoughtful and creative with their memories. As our customers share these joyous memories, either digitally through our sharing service or physically through giving personalized gifts, they are enhancing their personal relationships, creating more joy in the world and making the world a better place.
Industry Overview
       Historically, preserving photos and creating original, thoughtful compilations of memories was a difficult, expensive, manual, time-consuming and often inconvenient process for consumers. As a result of these constraints, the need for easy, convenient, versatile, affordable and trusted online photo services has emerged.
       Until the widespread adoption of the Internet and digital cameras, there were significant inefficiencies and quality limitations associated with capturing, developing, processing, storing, editing and sharing images. Photos had to be stored in physical form and were vulnerable to deterioration, destruction or loss. Most people chose the limited option of storing their 4x6 prints in shoeboxes or simple photo albums because photography-related markets — including film processing, photo printing and scrapbooking — either did not exist or were relatively distinct. In particular, convenient options for photo production, storage and sharing were very limited; consumers had to settle for ordering duplicate 4x6 prints from either mail-order or local processing labs with varied capabilities and often poor quality control. Furthermore, the “shoebox” approach created significant difficulties for consumers in organizing their photos and limited their ability to be thoughtful and creative with their memories. The photo-related industries had not found a way to capitalize on the public’s need to preserve memories across generations in a secure, convenient, creative and engaging manner. Despite these limitations, the photo-finishing market was more than a $6 billion industry in 2000.
       Internet and digital photo-based technology enables consumers to create an archive of memories that extends beyond photos to include highly personalized, more engaging products and services that can be protected and preserved for future generations. We believe that the key forces driving the expansion of the market for these products and services are:

•	Proliferation of digital cameras. The growing use of digital cameras, largely driven by price decreases, has increased the demand for online photo-printing services. Industry sources estimate that in 2005, worldwide shipments of digital cameras reached approximately 94 million units, a 27% increase from the approximately 74 million units shipped in 2004. The United States accounted for more than 20 million of those units shipped in 2005, with the penetration of digital cameras reaching nearly half of U.S. households.

•	Penetration of high-speed data connectivity. High-bandwidth, high-speed Internet access has spurred the integration of the Internet into daily life and provides consumers with improved performance and speed for sharing information, especially large files such as digital images. Industry sources estimate that by the end of 2006, there will be more than 1 billion Internet users worldwide. Another industry source estimates that in 2004, nearly 204 million Americans, representing approximately 75% of the U.S. population, had access to the Internet in their homes. In addition, more Internet users now have high-speed Internet access. Industry sources estimate that by the end of 2006, approximately 63% of all online U.S. households will have broadband Internet connectivity.

•	Increasing convenience and quality of online photo services. Online photo services provide multiple advantages over at-home or retail printing. Although it enables instantaneous printing, at-home photo printing requires an investment in a printer, photo paper and ink, resulting in a much higher cost per print. In addition, the quality rendered is usually inferior compared to commercially produced prints. Retail printing, while offering higher quality than at-home printing, requires the consumer to make a trip to the retail establishment to pick up his or her prints. Both at-home and retail printing can produce prints of inconsistent quality, have a limited variety of photo-based products and few or no personalization options, and require the consumer to handle shipping or delivery of the product to the final recipient, often with additional costs in time and money. In contrast, online photo services can conveniently provide a wide variety of customized, high-quality photo-based products delivered anywhere directly to consumers’ doorsteps.

•	Growing consumer desire to find an easy, hassle-free way to generate personalized content. Consumers are interested in creating highly customized and personalized photo-based products and merchandise to preserve their precious memories, express their creativity and make gift giving more personal and thoughtful. Improvements in software and editing tools have enabled consumers to modify their photos quickly and easily using a personal computer. Consumers are now able to create digital compilations of memories that were previously only possible through a physical and more time-consuming process.

•	Participation in online communities. Consumers have increasingly become comfortable with using the Internet as a forum for sharing and publishing information in open or permission-based networks. Many of the most popular online communities include user generated rich-media content like photos and videos because of the inherent power that visual content has to communicate beyond the written word.

Addressable Markets
       Digital cameras, digital image processing and the Internet have dramatically changed the photo-related services market, and have created entirely new ways for consumers to capture, edit, enhance, organize, find, share, create, print and preserve images. In particular, the range and quality of printed photos, photo-based products, photo-based merchandise and ancillary products has expanded and improved significantly, while associated production costs and the time required to create this output have decreased dramatically. Consequently, companies like Shutterfly are now addressing a wide variety of consumer needs and multiple, large markets in ways not possible with earlier technology.
       We currently address several adjacent markets related to consumers’ desire to be thoughtful and creative with their memories. These include, but are not limited to:

•	Photo prints. Industry sources estimate that the worldwide market for digital photo prints was approximately $38 billion in 2005, growing to approximately $107 billion in 2009, and the U.S. market for digital photo prints was approximately $10 billion in 2005, growing to approximately $30 billion in 2009. In addition, industry sources predict that in the United States, photos ordered over the Internet for mail delivery will grow from approximately $424 million in 2005 to approximately $1.9 billion in 2009.

•	Greeting cards. According to the Greeting Card Association’s website, U.S. consumers purchase approximately 7 billion greeting cards each year, generating nearly $7.5 billion in retail sales. More than 90 percent of all U.S. households buy greeting cards, with the average household purchasing 30 individual cards per year. This website also reports that nine out of ten Americans say they look forward to receiving personal letters and greeting cards because cards allow them to keep in touch with friends and family and make them feel they are important to someone else.

•	Scrapbooks. According to a 2004 survey by Creating Keepsakes and Craftrends magazine, the U.S. scrapbook industry was approximately $2.55 billion in 2004, up 27.8% from 2001. Additionally, approximately 61% of scrapbookers have at least a college degree and spend almost three hours a week assembling their memories into scrapbooks.

•	Calendars. In a 2002 guide published by the Calendar Marketing Association, it estimated that 500 million calendars are produced annually in the United States and that approximately 98% of American households have at least one calendar.

•	Photo-based merchandise. Photo-based merchandise is a substantial market opportunity that includes any product that can be customized with the imprint of a digital image. Photo-based merchandise includes, but is not limited to, mugs, mouse pads, bags, puzzles, playing cards and apparel.
       Our products are generally characterized as either “print” or “non-print” products. Our print revenues are derived from sales of photo prints and the related shipping revenue from these sales, while our non-print revenues are derived from sales of photo-based products, such as greeting cards and calendars, ancillary products, such as scrapbooking accessories, and photo-based merchandise, and the related shipping revenue from these sales. In 2003, 2004 and 2005, our print revenues represented approximately 72.4%, 65.4% and 58.0% of our total net revenues, respectively, and our non-print revenues represented approximately 27.6%, 34.6% and 42.0% of our total net revenues, respectively.
       The addressable market for our products and services includes every person who enjoys the memories created by digital photographic devices such as cameras, camera cell phones or camcorders. Although photofinishing products and services are purchased by a broad consumer base, we believe that women, in particular, play a key role in many photo-based purchasing decisions. The U.S. Census Bureau reports that there, were approximately 42 million women age 25-44 in 2005, and, according to industry sources during 2002, more than 85% of women 18 years and older identified themselves as the principal shopper in their household. Securing the loyalty of this core consumer base represents a sizable market opportunity.
Value for Our Customers
       Creating value for our customers is the basis for our success. We offer customers easy, convenient and fun ways to:

•	share and preserve memories for family, friends and themselves;

•	organize all of their photos in a single, safe and easily accessible location;

•	maintain emotional connections to friends and family, despite being time-constrained, through thoughtful and personal photo-based communications and gifts; and

•	achieve satisfaction and self-expression through creativity and telling stories with photos.
       We accomplish this through providing the following benefits to our customers:
       Broad offering. We offer a wide variety of premium products to customers, including prints, photo-based products ranging from custom greeting cards to photo books, photo-based merchandise ranging from mugs to mouse pads, and a broad assortment of high-quality ancillary products such as frames, photo albums and scrapbooking accessories. In addition, we provide a number of valuable tools and services, such as the ability to upload and edit photos online, share photos with friends and family and store an unlimited number of photos on our system at no cost. With many creative options from which to choose, we enable customers to become engaged in the Shutterfly experience and feel a sense of pride in their creations.
       Premium brand. We have built strong relationships with our customers who trust us to preserve and protect their photos in a central photo repository. We enable customers to enhance, share and make projects with their photos at their convenience. Our focus on ease of use, image quality, secure photo storage, high-quality products and first-rate packaging has established Shutterfly as a premium brand. Our customers have grown to expect the best quality and service from us. This trust is maintained by fast, consistent fulfillment times, responsive customer service and continuous innovation.
       Customer-focused approach. The entire Shutterfly customer experience reflects our customer-centered approach. Membership is free and offers customers the ability to upload, edit, store and share an unlimited number of photos. Membership is not required to view friends’ and family’s shared pictures, which can be viewed with a simple click. We conveniently mail orders to our customers’ homes or offices, or directly to a gift recipient. We also offer a year-round direct-mail greeting card service where customers upload their electronic address books to Shutterfly and we mail their cards and party invitations on their behalf. We take special care to focus on our customers’ requests for new features and functionality, products and services.
The Shutterfly Solution
       We have developed a portfolio of products and services along with specialized manufacturing capabilities that allow us to offer consumers an easy, convenient and fun way to enjoy, share and preserve their memories. We satisfy traditional consumer needs — such as photo printing, storing and sharing — and also introduce consumers to new forms of communication and creative expression through our website features and functionality, photo prints, photo-based products, photo-based merchandise and ancillary products. We believe that many people are intimidated by the process of creating photo-based products or merchandise or fear that it will take too much work. We believe that we have removed much of the difficulty and intimidation of the process and have made it easy and enjoyable. In addition to these consumer benefits, we believe that our business model is supported by the following characteristics:
       Viral network effect. We benefit from a viral network in several ways. When our existing customers upload and share their personal memories through photos, they are providing compelling user-generated content that attracts their friends and family to our website, thus enlarging our network of users and potential customers. This implicit endorsement, coupled with user-friendly policies, such as not requiring share recipients to register to view pictures, reinforces our trusted brand and leads to lower customer acquisition costs. In addition, as our customers create and give thoughtful and unique physical gifts such as greeting cards, calendars and photo books, these products create numerous opportunities for potential customers to interact with our brand. Many of our customers also use our website to create community-oriented products such as a photo book celebrating a school play or a yearbook for their children’s soccer team, and they often proactively introduce and sell these items to larger groups of potential new customers. Lastly, as our products and services delight our customers, they often become enthusiastic evangelists for Shutterfly and introduce our products and services to their friends and family through word-of-mouth.
       Attractive target demographics reflected in our loyal customer base. We send a survey every month to approximately 5,000 of our customers selected by us to represent customers who have made varying numbers of purchases from us historically and who have purchased products from us within the prior 90 days, to which we typically receive a response rate of approximately 14%. Based upon these surveys, we believe that our current customer base fits the following profile: approximately 84% female, approximately 63% in the 25-44 age range and approximately 53% with children. Our surveys also indicate that the average household income of our customers is greater than $75,000. Our customers have described themselves as being interested in maintaining personal connections with friends and family, wanting to tell stories, wishing to preserve their memories for themselves and their children and wanting an offering that is intuitive and easy to use. As a result, we believe that they are looking for an easy and convenient way to be both thoughtful and creative with their memories. Our customers use our website to share, enhance and preserve memories from vacations, holidays and family events and to create gifts for events such as birthdays, weddings, anniversaries, Halloween, Hanukkah, Christmas, Valentine’s Day, Easter, Mother’s Day and Father’s Day. We believe that our customer loyalty is also aided by the time our customers have invested in uploading and organizing their photos on our website. If a customer were to leave Shutterfly, he or she would have to spend significant time uploading and organizing photos on a new service.
       Premium pricing power. We believe that we are able to maintain premium pricing power for many of our products because of our market position and the loyal customer base we have created. We believe that our market position and loyal customer base exists because we have differentiated ourselves in the marketplace by delivering high-quality products, outstanding customer service, an intuitive and easy user experience and continuous innovation across our products and services.
       Deep customer understanding. Customer insights are an important source of new product and service innovation for us, and we continually strive to understand our customers’ needs in order to improve customer satisfaction. We invest significant time and resources to understand and address the needs of our customers through market research, focus groups, customer surveys, usability testing, customer response to promotions and customer service interactions. We believe a coordinated focus on understanding the customer allows us take measures to increase customer loyalty, consumer awareness of Shutterfly, customer satisfaction and repeat purchases.
       Vertical integration and superior technology. We derived approximately 91% of our net revenues in 2005 from products we manufactured in our Hayward, California facility. Our vertically integrated and highly technical manufacturing approach is essential to our quality control, agility in rolling out new products and ability to secure capacity at critical peak demand periods. We believe that vertical integration also provides us with cost and innovation advantages, including:

•	greater consistency and quality of output;

•	increased ability to control and optimize costs for raw materials and production;

•	fully automated image processing and print scheduling;

•	more flexibility to provide rapid, responsive order fulfillment and processing;

•	assured high-quality capacity, even during peak demand such as the fourth quarter holiday season;

•	additional insights into new and existing photo products and production processes;

•	rapid prototyping, testing and refinement of new products and services; and

•	the ability to address customer inquiries quickly.
       We have devoted more than six years to developing our proprietary software, technology and production systems that we believe give us an advantage over our competitors. It is our intention to continue investing in and protecting our proprietary technology, platforms and processes that help us differentiate ourselves from the competition and control costs.
Our Growth Strategy
       Our goal is to grow our business, build a premium lifestyle brand and become the leading online provider of products and services dedicated to improving the sharing and preservation of personal memories. We believe the combination of our focus, our dedication to customers and the benefits we derive from our vertically integrated production facilities will allow us to profitably capture a significant share of our addressable market. In addition to strong consumer trends supporting our business — such as the proliferation of digital cameras, higher broadband penetration and greater adoption of Internet related e-commerce and communication services — we believe our growth will be supported by the following initiatives:
       Expand customer base. We intend to expand our customer base and continue to promote the Shutterfly brand. We will leverage existing channels, which include word-of-mouth referrals from existing customers, print advertising, catalogs, online advertising, search engine marketing and complementary strategic alliances with other e-commerce companies such as Amazon.com, Buy.com, Evite and HSN.
       Expand product and service offerings. We will continue to innovate in order to increase the breadth and depth of our products and services, including prints, photo-based products, photo-based merchandise and ancillary products. For example, in the past six quarters, we have launched numerous new products, including canvas prints, keepsake boxes, desk organizers, multi-media DVD slideshows, magnets, coasters, year-at-a-glance calendars, tiled mugs, playing cards, puzzles, scrapbooking supplies and frames, as well as numerous enhancements to our photo books, including new covers, layouts and page designs. In addition to new products, we have created new services, including: the ability to search, tag and organize photos; the launch of Shutterfly Studio, our consumer software application that allows for uploading, organizing, printing, sharing and editing from the desktop; a redesigned and easier to use website; a new store that makes shopping easier and more accessible; and dozens of new borders that customers can use to enhance their pictures, cards and photo books.
       Increase sales to existing customers. We intend to increase both average order size and repeat orders per customer by expanding our products and services, tailoring our offerings to encourage additional purchases for different occasions and increasing our cross-selling and up-selling activities.
       Leverage vertical integration. We will continue to invest in making our business even more vertically integrated by adding additional in-house production capabilities. We believe this will allow us to extend our objectives to provide the highest quality products and services at the lowest possible costs, to provide exceptional fulfillment and customer service, even at peak demand periods, and to continue to innovate rapidly with new products and services.
       Develop new lines of business. We intend to continue to leverage our existing systems and capabilities to develop additional adjacent lines of business. For example, we are in the early stages of developing Pro Gallery, which provides an end-to-end fulfillment service for professional photographers seeking to sell their photos online. Photographers manage their own galleries (for example, by uploading images and setting print and product pricing), while we host the galleries and provide the printing, payment and order fulfillment functions. For our Pro Gallery line of business, we earn revenues from annual gallery maintenance fees, individual print orders and a transaction fee.
       International expansion. We intend to develop additional business opportunities through international expansion, targeting consumers in key geographies where digital camera penetration is high and where Internet usage and e-commerce are widespread.

Products and Services
       Using the Shutterfly service is easy, convenient and fun. Our website is designed to be simple, uncluttered and inviting. There are only five navigational “tabs,” which correspond to the primary activities offered by the website — Add Pictures, View & Enhance, Share Online, Order Prints and Shutterfly Store. If consumers decide to either upload pictures or purchase products, they register on the website and begin the following process:
       Upload. Customers can upload digital photos from their computer to our website one at a time, many at once through simple drag-and-drop or by using Shutterfly Studio, our new photo organization software. There are no limits to photo file sizes and the upload processes are accelerated by multi-threading, which enables photos to be uploaded simultaneously, thereby reducing image upload times. Unlike some competitive services, we do not compress image files as part of the upload process, which we believe preserves quality and photo resolution.
       Organize and find. Customers initially upload their photos into user-defined albums. We offer multiple ways to further organize and find pictures. For example, customers can automatically sort photos within albums by upload date, photo titles or original filenames. Additionally, customers can quickly search for photos in a number of ways, including by text, date taken, upload date and images ordered on prints or specified products. Customers can also use our “favorites” function to tag their favorite photos with a star rating system on both the website and within Shutterfly Studio.
       View and enhance. Once photos have been uploaded to Shutterfly, customers can choose to view their photos in a variety of ways, including photo slideshows. To improve picture quality, customers also have access to our free online editing and image enhancement tools. In addition to cropping and red-eye removal, we offer a variety of creative options, such as saturating photos with additional color or changing color shots to black-and-white or sepia. Customers are also able to choose from a wide variety of photo borders, and we offer free customized back printing on photos and the option to add captions to many of our products. Customers can view and enhance their photos online or on their desktop via Shutterfly Studio, which easily integrates with our website. Shutterfly Studio provides advanced viewing and enhancing capabilities such as full screen slideshows, cropping, red-, blue- and green-eye removal, sharpening, auto adjustments and captioning.
       Create. We enable customers to create a variety of personalized products from their photos, including prints in wallet, 4x6, 5x7, 8x10, 11x14, 16x20 and 20x30 sizes, greeting cards, calendars, photo books and other photo-based products and merchandise. Our highly-interactive, design-it-yourself “creation paths” help even first-time customers make professional-looking, high-quality prints and products. Customers can easily design each product by following simple step-by-step instructions and using intuitive features, such as dragging and dropping an image into a template. Our technology then generates an image of the customer’s product on screen so that customers can make any desired design choices or changes and then view the final product to ensure satisfaction before purchase. Customers can also save in-process projects and return to them at a more convenient time to finish and purchase.
       Share. We enable our customers to share images in several different ways. Customers can e-mail friends, family and colleagues with a link to an individual album that can be viewed as a slideshow of images. In order to view those images, e-mail recipients simply click on the URL link in the e-mail and view images immediately without the need to register with Shutterfly. Recipients can then order prints or save them into their own album. To save our customers time, we offer an easy way to copy names, e-mail addresses and mailing addresses from various software such as Outlook,

Outlook Express, Entourage, Palm and Eudora into their Shutterfly address book. Another way to share photos is by creating a Shutterfly Collection, which is linked to a personal web address that is powered by Shutterfly, where customers can store and share an unlimited number of photo albums. Customers can invite friends and family to view the photos, add additional photos and post comments to both albums and individual photos via the Guestbook feature. To ensure the privacy of Collections, we offer users optional password protection. Shutterfly customers can create up to two free Collections. We also sponsor seasonal and topical photo contests that promote sharing of photos by our customers.
       Order and ship. We provide convenient ordering and flexible shipping options. To order a product after it is created, the customer adds it to his or her shopping cart and completes the billing and shipping information. Shipping addresses can be typed in or easily added directly from a customer’s Shutterfly address book. When a picture or product is being ordered, we flag photos of poor quality, usually due to low resolution, to alert customers of potential quality issues. This helps ensure that a customer does not order an out-of-focus or poor quality picture. Customers can ship single orders to multiple recipients. We also offer several different shipping options, such as next-day, two-day or regular service. Standard turn-around times from the time an order is placed to the time it is shipped are one business day for most print orders and two business days for other photo-based products manufactured by Shutterfly. For our photo-based merchandise manufactured on our behalf by third parties, turn-around times vary, but generally range from two to five days from the time we receive the order and transmit it to our manufacturer. We also offer premium services for addressing, stamping and mailing greeting cards directly to recipients.
       Archive. We provide customers with unlimited storage of their photos, Collections and projects at no cost to the customer. Customers can also order a copy of their photos on a CD or DVD for an extra fee.
Marketing, Advertising and Promotion
       We use a variety of advertising, direct marketing technologies, channels, methods and strategic alliances to attract and retain our customers. These methods include direct marketing over the Internet, e-mail marketing to prospects and existing customers, search engine marketing, and traditional direct marketing mailings such as postcards and seasonal catalogs. In addition, because many of our products are either shared via the Internet or given as gifts, the appearance of our brand on the products and packaging provides ongoing distribution as well as viral advertising.
       We place advertisements that cater to women and families on websites and in publications, contract for targeted e-mail marketing services and contract for advertising placement on leading search engines. We also maintain an affiliate program under which we pay program participants for referral sales generated from hyperlinks to our website from the affiliate’s website and in promotional materials.
       We maintain strategic alliances with complementary e-commerce companies, such as Amazon.com, where we are the sole photo services provider to Amazon.com’s and Evite’s customers, as well as other marketing and promotion arrangements with companies such as Buy.com and HSN, which distribute our marketing literature and promotions with purchases of digital cameras from their programs.
       We also sponsor and manage photo contests as a turn-key offering for major corporations, such as 1-800-Flowers.com, HSN, Lions Gate Entertainment, Petco and Procter & Gamble. These corporations promote the photo contests to their own customers, which in turn introduces new users to Shutterfly.
       In addition, from time to time we create co-branded versions of our website. In general, these arrangements involve payment of a commission to or revenue sharing with to these companies for sales of our products and services generated through these websites.

Technology and Production Systems
       We use a combination of proprietary and third-party technology, including the following:
       Customer relationship management, or CRM, system. Our integrated CRM system is comprised of various sophisticated tools designed to convert first-time customers into repeat buyers with increasing average order sizes by expanding customer awareness, providing targeted, segmented offers to customers and encouraging cross- and up-selling. The system uses a variety of data, including website usage patterns, order size, order frequency, products purchased, seasonality factors, image upload and share usage, as well as customer satisfaction information. This data is continually updated and refreshed in a data warehouse, from which different customer segments are identified and modified on a continuing basis for targeted marketing communications.
       By using this deep customer intelligence and ongoing analysis, we are able to offer customers a more personalized website experience and to target them with specific website promotions, discounts, specialized e-mail and direct mail offers. Our promotion engine generates special offers that are account specific and applied automatically at checkout. This enables us to run multiple offers at any given time that are targeted to specific customer profiles.
       We are also able to dynamically assign visitors to test and control groups who are shown different versions of our service. This testing enables us to continuously optimize products, pricing, promotions and user interaction with our website. We are able to run multiple tests at once, which enables us to rapidly launch new products and services and enhances our financial results.
       Website system. Our website powers our service and e-commerce functionality. We have designed our user interface to be simple, uncluttered and inviting. There are only five navigational “tabs” that correspond to the primary activities offered by the website — Add Pictures, View & Enhance, Share Online, Order Prints and Shutterfly Store, which includes personalized product creation.
       We have designed our website system to be highly available, secure and cost-effective. We can scale to increasing numbers of customers by adding relatively inexpensive industry-standard computers and servers. We have a strong commitment to our privacy policy, and we utilize technologies such as firewalls, encryption technology for secure transmission of personal information between customers’ computers and our website system and intrusion detection systems to ensure compliance with that policy.
       Image archive. We store our customers’ images in our image archive. Once a customer uploads a photo to our website, it is copied to multiple redundant systems, including an off-site copy. At present, our image storage capacity is hundreds of terabytes. We continue to expand our storage capacity to meet increasing customer demand. Our innovative storage architecture provides extremely low storage costs, ensures the safe, secure archiving of customers’ images and delivers the speed and performance required to enable customers to access, enhance and edit their images in real-time.
       When we store and archive a customer’s image, we never alter the original image (for example, we do not reduce the data file size), which preserves the quality and integrity of the image. This also lets customers enhance the image using a duplicate, while giving them the ability to recall the original at any time.
       Render farm. Once a customer orders a photo or any photo-based product or photo-based merchandise, the render farm performs fully automated image processing on the image prior to production. The customer’s original uploaded image is retrieved from the image archive, and automatic algorithms enhance the color, contrast and sharpness of the image. The render farm also performs customer-requested edits such as crop, borders, customized back-printing and red-eye removal.

       To ensure that output is of consistent quality, we apply our proprietary ColorSure technology during this render stage. ColorSure creates an automated mapping of the image’s specific attributes to the printer’s specific print calibrations and attributes, at which time the rendered image is scheduled for production. For example, this allows a photo that is printed on a 4x6 print to look the same as a photo printed on an enlargement or in a photo book, even if they are ordered at separate times.
       Production system. We operate our own production facility in Hayward, California, which we believe is one of the largest all-digital labs in the world. Our automated production system controls our bar code-driven production processes, including order management and pick, pack and ship operations. Using complex algorithms, the production system analyzes tens of thousands of orders daily and automates the workflow into our high-volume silver halide photofinishing machines and our state-of-the-art digital offset presses.
Competition
       The market for digital photography products and services is large, evolving and intensely competitive, and we expect competition to increase in the future. We face intense competition from a wide range of companies, including the following:

•	Online digital photography services companies such as Kodak EasyShare Gallery (formerly known as Ofoto), Snapfish, which is a service of Hewlett-Packard, Sony’s ImageStation and others;

•	“Big Box” retailers such as Wal-Mart, Costco and others that are seeking to offer low cost digital photography products and services, such as in-store fulfillment and self-service kiosks for printing, and that may, among other strategies, offer their customers heavily discounted in-store products and services that compete directly with our offerings;

•	Drug stores such as Walgreens, CVS and others that offer in-store pick-up from Internet orders;

•	Regional photography companies such as Wolf Camera and Ritz Camera that have established brands and customer bases in existing photography markets;

•	Internet portals and search engines such as Yahoo!, AOL, Google and CNET that offer broad-reaching digital photography and related products and services to their large user bases;

•	Home printing service providers such as Hewlett-Packard, Epson and Canon, that are seeking to expand their printer and ink businesses by gaining market share in the emerging digital photography marketplace; and

•	Photo-related software companies such as Adobe, Apple, Microsoft, Corel and others.
       We believe the primary competitive factors in attracting and retaining customers are:

•	brand recognition and trust;

•	quality of products and services;

•	breadth of products and services;

•	user affinity and loyalty;

•	customer service;

•	ease of use;

•	convenience; and

•	price.

We believe that we compete favorably with respect to these factors, and that none of our competitors offers a comparable value proposition, trusted brand or singular focus. Many of our competitors promote their products on the basis of low prices or the convenience of same-day availability for digital photos printed in drugstores or other retail outlets. As a general matter, we currently plan to distinguish ourselves from such competitors principally on the basis of product quality and innovation, rather than price or same-day delivery.
       The level of competition in our industry is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation further develops. Many of our existing competitors, as well as potential new competitors, have significantly longer operating histories, larger and broader customer bases, greater brand recognition and greater financial, research and development and distribution resources. Our larger, more established and better capitalized competitors may acquire, invest in or partner with traditional and online competitors. In addition, the numerous choices for digital photography services can cause confusion for consumers, and may cause them to choose to use one of our competitors, many of which may have greater name recognition than we do. Furthermore, some of our competitors that are seeking to establish an online presence may be able to devote substantially more resources to website and systems development. We may also face competition from new entrants that are well funded and that may choose to prioritize growing their market share and brand awareness instead of profitability. Competitors and new entrants in the digital photography products and services industries may also seek to develop new products, technologies or capabilities that could render obsolete or less competitive many of the products, services and content that we offer. We may be unable to compete successfully against current and future competitors, and competitive pressures could harm our business and prospects.
Intellectual Property
       Protecting our intellectual property rights is part of our strategy for continued growth and competitive differentiation. We seek to protect our proprietary rights through a combination of patent, copyright, trade secret and trademark law. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.
       As of July 31, 2006, we had 13 issued patents, which expire at various dates between November 2019 and May 2021, and more than 29 patent applications pending in the United States. We intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is appropriate and cost efficient. However, we cannot be certain that any of our pending or any future applications will be granted. In addition, third parties could bring invalidity, co-inventorship or similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Our issued patents and patent applications relate generally to the user interface for our website, our computer network infrastructure and software, personalized photo-related products and automated workflow and digital printing.
       We have in the past received claims, and in the future a third party may claim, that we have infringed its patent rights, which could result in litigation or the entry into a license agreement with a third party. For example, effective May 1, 2005, Shutterfly entered into a settlement and license agreement to resolve litigation with respect to alleged infringement of certain processes under U.S. patents relating to uploading, storing, sharing, accessing, downloading and/or requesting or obtaining digital images or prints of digital images or merchandise to which such images are applied. Under the terms of the agreement, Shutterfly paid $2.0 million. The agreement provides Shutterfly with a license to certain patents, including a non-exclusive, fully-paid up, royalty-free, worldwide license to the patents underlying the litigation, and a mutual release of claims.
       Our primary brand is “Shutterfly,” and we hold registrations for the Shutterfly service mark in our major markets of the United States and Canada, as well as in the European Community, Mexico,

Japan, Australia and New Zealand, as well as “Shutterfly.com” registrations in the United States, Mexico, Australia and New Zealand, and “Shutterfly Express” and “Postcards by Shutterfly” service mark registrations in the United States. An additional application for the Shutterfly mark is pending in Brazil. In addition, we hold a registration for the “VividPics” service mark in the United States and Mexico, and have pending applications for additional marks, including “Shutterfly Studio” and “Shutterfly Collections.”
       We are the registrant of the Internet domain name for our website, Shutterfly.com. Domain names generally are regulated by Internet regulatory bodies and are controlled also by trademark and other related laws. If we lose the ability to use our Shutterfly mark in a particular country or our domain name, we could be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies also could establish additional top-level or country-code domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we might not be able to acquire or maintain the domain names that utilize the name Shutterfly in all of the countries in which we currently or intend to conduct business.
Government Regulation
       The legal environment of the Internet is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations will be applied to the Internet in general, and how they will relate to our business in particular, is unclear in many cases. For example, we often cannot be certain how existing laws will apply in the online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, quality of products and services and intellectual property ownership and infringement.
       Numerous laws have been adopted at the national and state level in the United States that could have an impact on our business. These laws include the following:

•	The CAN-SPAM Act of 2003 and similar laws adopted by a number of states, which are intended to regulate unsolicited commercial e-mails, create criminal penalties for unmarked sexually-oriented material and e-mails containing fraudulent headers and control other abusive online marketing practices.

•	The Communications Decency Act, which gives statutory protection to online service providers who distribute third-party content.

•	The Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others.

•	The Children’s Online Privacy Protection Act and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003, which are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

•	The State of California has adopted statutes that require online services to report certain breaches of the security of personal data, and to report to California consumers when their personal data might be disclosed to direct marketers.
       To resolve some of the remaining legal uncertainty, we expect new laws and regulations to be adopted over time that will be directly applicable to the Internet and to our activities. Any existing or new legislation applicable to Shutterfly could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in the use of the Internet in general.
       We post on our website our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies, Federal Trade Commission requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenues. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.
       Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could harm our business, operating results and financial condition. We may be subject to legal liability for our online services. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Claims may be threatened against us for aiding and abetting, defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of information to which we provide links or that may be posted online.
Employees
       As of June 30, 2006, we had 208 full time employees. Approximately 66 employees were engaged in engineering, 66 in photo lab operations, 32 in sales and marketing, 13 in customer service and 31 in general and administrative functions. In addition, we had one contract engineer working in the United States and three contract engineers working in Costa Rica. During the peak holiday season, we obtain contract workers on a temporary basis from third-party outsourcing firms. For example, during the fourth quarter of 2005, we used more than 475 of these temporary workers to assist in our production and fulfillment operations during high-demand periods. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.
Facilities
       We maintain our corporate headquarters in Redwood City, California in a leased facility of approximately 48,384 square feet. The lease for this facility expires on May 31, 2010.
       We maintain our production and fulfillment operations in Hayward, California in leased facilities totalling approximately 71,708 square feet. The lease for the facility for approximately 25,206 square feet expires on September 30, 2007. We have an option to extend the lease for five years and a first right of refusal to lease any immediately adjacent contiguous space. The leases for the other 46,502 square feet expire on July 31, 2010.

       We believe that our existing facilities are adequate to meet our needs through the first half of 2007, although we expect to require additional production and fulfillment facilities to handle future growth. We believe that suitable additional space will be available in the future on commercially reasonably terms as needed.
Legal Proceedings
       On August 29, 2006, our former chief financial officer, Virender Ahluwalia, sued Shutterfly in San Mateo County Superior Court alleging causes of action for reformation of contract, breach of contract and breach of fiduciary duty. The plaintiff claims that he is entitled to exercise stock options for 15,535 shares of our common stock because his vesting schedule should be deemed to have started one year earlier than contractually agreed. In addition, plaintiff claims that withholding taxes were not due at the time of exercise of his nonqualified stock options to purchase 277,139 shares of our common stock in 2005. Plaintiff claims that, because we required that he make provision for the applicable withholding taxes at the time of exercise of such options, he was damaged by having to immediately sell a portion of those shares upon his exercise in order to raise the funds necessary to pay applicable withholding taxes. The plaintiff is seeking compensatory and punitive damages. We dispute the plaintiff’s claims, believe that we have meritorious defenses and intend to vigorously defend this action. At this time, we do not believe that the amount of potential loss is reasonably estimable.
       In addition, in the ordinary course of our business, we are also subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any other currently pending legal proceeding to which we are a party is likely to harm our business, results of operations, cash flows or financial condition.

MANAGEMENT
Executive Officers and Directors
       The following table sets forth certain information regarding our executive officers and directors, and their ages as of August 31, 2006.

Name	Age	Position

Jeffrey T. Housenbold	36	President, Chief Executive Officer and Director
Stephen E. Recht	54	Chief Financial Officer
Stanford S. Au	46	Senior Vice President, Technology
Douglas J. Galen	44	Senior Vice President, Business and Corporate Development
Jeannine M. Smith Thomas	45	Senior Vice President, Operations
Andrew F. Young	48	Chief Marketing Officer
John A. Kaelle	37	Vice President, Finance
James H. Clark(2)	62	Chairman of the Board
Patricia A. House(1)(2)	52	Director
Eric J. Keller(1)	54	Director
Nancy J. Schoendorf(2)(3)	51	Director
James N. White(1)(3)	44	Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Governance Committee.
       Jeffrey T. Housenbold has served as our President, Chief Executive Officer and a director since January 2005. Prior to joining Shutterfly, Mr. Housenbold served as Vice President of Business Development and Internet Marketing at eBay Inc., an online marketplace for the sale of goods and services, from January 2002 to January 2005. Previously, he was the Vice President & General Manager, Business-to-Consumer Group at eBay from June 2001 to January 2002, and served as Vice President, Mergers & Acquisitions of eBay from March 2001 to June 2001. Mr. Housenbold holds two Bachelor of Science degrees in Economics and Business Administration from Carnegie Mellon University and a Master of Business Administration degree from the Harvard Graduate School of Business Administration.
       Stephen E. Recht has served as our Chief Financial Officer since June 2004. Prior to joining Shutterfly, Mr. Recht served as Chief Operating Officer and Chief Financial Officer at SkyStream Networks, Inc., a provider of IP video delivery platforms, from August 2003 to June 2004. Previously, he was the Chief Financial Officer at Brience, Inc., a provider of mobile infrastructure software, from July 2001 to May 2002, and from May 2002 to July 2003, he served as its Chief Executive Officer. Mr. Recht was previously the Chief Financial Officer at Allegis, Inc., an application services provider for partner relationship management software, from April 2000 to May 2001. Mr. Recht was the Chief Financial Officer of NetGravity Inc., an Internet advertising provider that was acquired by DoubleClick Inc., from November 1996 to October 1999. Mr. Recht also served as a Director and Chair of the Audit Committee of the Board of Directors of Marimba, Inc., a provider of products and services for software change and configuration management, from August 2003 to July 2004. Mr. Recht holds a Bachelor of Arts degree in Economics from Stanford University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.
       Stanford S. Au has served as our Senior Vice President, Technology since April 2006. Prior to joining Shutterfly, Mr. Au served as Vice President of Engineering at WebEx Communications, Inc., a provider of online meeting services, from October 2003 to November 2005. Previously, he was the Senior Vice President of Engineering at Virage, Inc., a provider of security and surveillance systems, from January 2002 to August 2003, and served as Vice President of Engineering and General Manager of the Internet Bill Presentment and Payment (IBPP) business at AOL Time Warner Inc., a media and communications company, from July 1997 to September 2001. Mr. Au holds a Bachelor of Science degree in Electrical Engineering and Computer Science from the University of California, Berkeley.
       Douglas J. Galen has served as our Senior Vice President, Business and Corporate Development since March 2005. Prior to joining Shutterfly, Mr. Galen served as President of Fourth Fleet Financial Inc., an auto finance company, from March 2004 to March 2005, as Vice President of New Ventures for eBay from April 2001 to March 2004, and Vice President of Sales and Business Development for E-LOAN, Inc., a provider of loans, lines of credit and credit card referrals, from June 1997 to December 2000. Mr. Galen serves on the board of directors of Positive Coaching Alliance. He holds a Bachelor of Arts degree in Economics and a Master of Business Administration degree in Real Estate and Finance.
       Jeannine M. Smith Thomas has served as our Senior Vice President, Operations since October 2005. Ms. Smith Thomas has held the following positions within Shutterfly: Senior Software Engineer from September 1999 to August 2000, Director of Lab Automation Software from August 2000 to August 2001 and Chief Engineering Officer from August 2001 to March 2006. Ms. Smith Thomas became acting Senior Vice President, Operations in October 2005, which she assumed as a permanent role in January 2006. She relinquished her title of Chief Engineering Officer in April 2006 when Mr. Au was hired as Senior Vice President, Technology. Prior to joining Shutterfly, Ms. Smith Thomas held multiple positions at Silicon Graphics, Inc., a provider of workstations and servers for technical and entertainment communities, including principal engineer and engineering manager, from September 1991 to September 1998. She holds a Bachelor of Science degree in Electrical Engineering from Stanford University.
       Andrew F. Young has served as our Chief Marketing Officer since July 2001. Prior to joining Shutterfly, Mr. Young served as Vice President of Marketing at Vivaldi Networks, a retail-based technology company, from July 2000 to May 2001. Previously, he was the Senior Vice President of Marketing in the Interactive Division at Mattel, Inc., a leading toy and game manufacturer, from January 1998 to January 2000, and served as Director of Marketing at Del Monte Foods Company, a manufacturer and distributor of canned fruit and vegetables, from May 1991 to December 1997. Mr. Young holds a Bachelor of Arts degree in Economics from the University of Virginia and a Master in Business Administration degree from the Wharton School at the University of Pennsylvania.
       John A. Kaelle has served as our Vice President, Finance since October 2004. Prior to joining Shutterfly, Mr. Kaelle was a Vice President in the Mergers and Acquisitions group at Thomas Weisel Partners LLC, an investment banking firm, from August 2000 to July 2004. Previously, he was the Assistant Controller at TriNet Corporate Realty Trust, Inc., a real estate investment trust, from April 1997 until July 1998. Mr. Kaelle holds a Bachelor of Arts degree in Economics from the University of Michigan, a Masters degree in Taxation from Golden Gate University and a Master of Business Administration degree in Finance from The Wharton School at the University of Pennsylvania. Mr. Kaelle is a certified public accountant in the State of California.
       James H. Clark has served on our board of directors since June 1999 and as our Chairman since June 1999. Mr. Clark is currently an independent investor. Mr. Clark is the founder of Netscape Communications Corporation, a provider of web browsers and other Internet client and server software products; Healtheon/ Web MD Corp., an online provider of health information services; Silicon Graphics, Inc., a provider of graphical computing workstations; and myCFO, Inc., a wealth advisory firm. He holds a Bachelor of Science degree and a Masters of Science in Physics from the University of New Orleans, and a Ph.D. in Computer Science from the University of Utah.
       Patricia A. House has served on our board of directors since January 2006. Ms. House is a co-founder of Siebel Systems, Inc., a provider of enterprise applications and a wholly owned subsidiary of Oracle Corporation. From January 2001 to February 2006, Ms. House served as Siebel Systems, Inc.’s Vice Chairman, Co-Founder and Vice President of Strategic Planning. From February 1996 to January 2001, she served as its Co-Founder and Executive Vice President and from July 1993 to February 1996 as its Co-Founder and Senior Vice President of Marketing. She currently serves on the board of directors of BDNA Corporation, a provider of business software, and Levi Strauss & Co., a jeans and casual wear manufacturer. Ms. House holds a Bachelor of Arts degree in Education from Western Michigan University.
       Eric J. Keller has served on our board of directors since March 2006. Mr. Keller has been the Chief Executive Officer of Movaris, Inc., a financial software company, since March 2004. From September 2003 to February 2004 and from September 2001 to December 2001, Mr. Keller served as a consultant to various technology companies. From January 2002 to September 2002, Mr. Keller served as interim Chief Financial Officer to Cardica, Inc., a medical device company. From October 2002 to August 2003, he served as President and Chief Executive Officer of Endovasix, Inc., a medical device company. From February 2000 to July 2001, Mr. Keller served as Chief Financial Officer of Corio, Inc., an enterprise application service provider. Mr. Keller holds a Bachelor of Science degree in Industrial Relations from Cornell University and a Master of Business Administration degree from the University of California, Berkeley.
       Nancy J. Schoendorf has served on our board of directors since February 2004. Ms. Schoendorf has been a managing partner with Mohr, Davidow Ventures, a venture capital firm, since June 1993. Previously, she served as director of systems software development at Sun Microsystems, Inc., a provider of network computing products and services, from 1988 to 1989, as an officer and Vice President of Research and Development and Product Development at Software Publishing Corporation, an international supplier of business productivity software, from 1985 to 1988, and as an engineering section manager at Hewlett-Packard Company, a global technology company, from 1976 to 1985. She currently serves on the board of directors of Agile Software Corporation, a provider of product lifecycle management solutions, as well as several privately held companies. Ms. Schoendorf holds a Bachelor of Science degree in Computer Science and Mathematics from Iowa State University and a Master of Business Administration degree from the University of Santa Clara.
       James N. White has served on our board of directors since November 2005. Mr. White has been a managing director at Sutter Hill Ventures, a venture capital firm, since October 2000. Mr. White previously held senior executive positions at Macromedia, Inc., a software developer; Silicon Graphics, Inc., a provider of graphical computing workstations; and Hewlett-Packard Company. Mr. White serves on the board of directors of numerous privately held companies. Mr. White holds a Bachelor of Science degree in Industrial Engineering from Northwestern University and a Master of Business Administration degree from the Harvard Graduate School of Business Administration.
Board of Directors Composition
       The authorized number of directors under our restated bylaws that will become effective immediately following the completion of this offering is seven; however, our board of directors currently consists of six members. Each director serves until our next annual meeting or until his or her successor is duly elected and qualified. Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. We believe that four of our directors are independent as required by the rules of The NASDAQ Stock Market: Patricia A. House, Eric J. Keller, Nancy J. Schoendorf and James N. White.
       James H. Clark, Ms. Schoendorf and Mr. White are affiliated with three of our principal stockholders, Monaco Partners, Mohr, Davidow Ventures and Sutter Hill Ventures, respectively, and were appointed to our board of directors under the provisions of a voting agreement between us and certain of our stockholders. Upon the completion of this offering, these board representation rights will terminate and no stockholders will have any contractual rights with respect to board representation.
       Immediately following the completion of this offering, we will file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2007;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2008; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2009.
       At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the completion of this offering, the Class I directors will consist of Eric J. Keller and Nancy J. Schoendorf; the Class II directors will consist of James H. Clark and Patricia A. House; and the Class III directors will consist of Jeffrey T. Housenbold and James N. White. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
       In addition, we intend to amend our bylaws upon the completion of this offering to provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
       This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Restated Certificate of Incorporation and Restated Bylaw Provisions.”
Board Committees
       Our board of directors has established an audit committee, a compensation committee and a governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by the board of directors.
       Audit Committee. Our audit committee oversees the integrity of our accounting and financial reporting process and the audits of our financial statements. Among other matters, the audit committee is directly responsible for: the selection, compensation, retention and oversight of our independent registered public accounting firm; reviewing our independent registered public accounting firm’s continuing independence; approving the fees and other compensation to be paid to our independent registered public accounting firm; pre-approving all audit and non-audit related services provided by our independent registered public accounting firm; reviewing and discussing with management and our independent registered public accounting firm the results of the quarterly and annual financial statements; reviewing and discussing with management and our independent registered public accounting firm our selection, application and disclosure of our critical accounting policies; discussing with our independent registered public accounting firm both privately and with management the adequacy of our accounting and financial reporting processes and systems of internal control; reviewing any significant deficiencies and material weaknesses in the design or operation over internal control over financial reporting; and annually reviewing and evaluating the composition and performance of the audit committee, including the adequacy of the audit committee charter.
       The current members of our audit committee are Eric J. Keller, who is the chair of the audit committee, James N. White and Patricia A. House. We believe that each member of our audit committee meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Mr. Keller is our audit committee financial expert, as defined under applicable SEC rules. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Stock Market.
       Compensation Committee. Our compensation committee evaluates, recommends and approves policy relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee is responsible for annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers; evaluating the performance of these officers in light of those goals and objectives and setting the compensation of these officers based on such evaluations; administering and interpreting our cash and equity-based compensation plans; annually reviewing and making recommendations to the board of directors with respect to all cash and equity-based incentive compensation plans and arrangements; and annually reviewing and evaluating the composition and performance of the compensation committee, including the adequacy of the compensation committee charter.
       The current members of our compensation committee are Patricia A. House, who is the chair of the compensation committee, James H. Clark and Nancy J. Schoendorf. We believe that each of Ms. House and Ms. Schoendorf is an “independent director” under the applicable rules and regulations of The NASDAQ Stock Market, and that each member of our compensation committee is a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and an “outside director,” as that term is defined under Section 162(m) of the Internal Revenue Code of 1986. Under the applicable rules and regulations of The NASDAQ Stock Market, Mr. Clark is not considered an “independent director” because of the interest payments received by Monaco Partners, L.P. in 2003 and 2004 as described in the section entitled “Certain Relationships and Related Party Transactions — Secured Loan Agreement; Sale of Warrants to Purchase Our Series D and Series E Preferred Stock.” Under the rules and regulations of The NASDAQ Stock Market, we are allowed one year to phase in our compliance with having a compensation committee comprised solely of independent directors.
       Governance Committee. The governance committee is responsible for making recommendations to the board of directors regarding candidates for directorship and the structure and composition of our board of directors and committees of the board of directors. Among other things, the governance committee is responsible for identifying, evaluating and nominating candidates for appointment or election as members of our board of directors; developing, recommending and evaluating a code of conduct and ethics applicable to all of our employees, officers and directors and a code applicable to our chief executive officer and a senior finance department personnel; recommending that our board of directors establish special committees as may be necessary or desirable from time to time; recommending policies and procedures for stockholder nomination of directors and annually reviewing and evaluating the composition and performance of the governance committee, including the adequacy of the governance committee charter.
       The current members of the governance committee are James N. White, who is the chair of the governance committee, and Nancy J. Schoendorf. We believe that the members of our governance committee are “independent directors” under the applicable rules and regulations of The NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation
       None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.
Director Compensation
       After the completion of this offering, each of our independent directors who is not affiliated with one of our major stockholders who serves as a chairperson of a board committee will receive the following annual cash retainer for each year of such service: for service as the chairperson of the audit committee, $15,000; for chairperson of the compensation committee, $10,000; for chairperson of the governance committee, $10,000.
       On January 20, 2006, we granted Patricia A. House an option to purchase 50,000 shares of our common stock with an exercise price of $10.00 per share and on May 9, 2006 we granted Eric J. Keller an option to purchase 50,000 shares of our common stock with an exercise price of $10.39 per share, in each case pursuant to the terms and conditions of our 1999 Stock Plan. On July 20, 2006, we granted Mr. Keller an option under the 1999 Stock Plan to purchase 8,333 shares of our common stock with an exercise price of $14.20 per share as compensation for his service as audit committee chairman, in accordance with the policy described below.
       Each independent director who is not affiliated with one of our major stockholders receives an initial stock option grant of 50,000 shares of our common stock upon joining our board of directors. The shares subject to the option vest monthly over a three-year period from the date of grant.
       Upon each anniversary of an independent, non-major stockholder affiliated director’s start date, the director will receive an additional stock option grant of 10,000 shares of our common stock that will vest monthly over a three-year period from the date of grant.
       In addition, if the chairman of the audit committee is an independent, non-major stockholder affiliated director, each year such director will receive a stock option grant of 8,333 shares of our common stock that will vest monthly over a 12-month period from the date of grant.

Executive Compensation
       The following table presents compensation information for the year ended December 31, 2005 paid to or accrued for each individual who served as our Chief Executive Officer at any time in 2005 and each of our four other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these officers collectively as our named executive officers.
Summary Compensation Table

				Long-Term
				Compensation

		Annual
		Compensation
				Securities
				Underlying
Name and Principal Position	Year	Salary	Bonus	Options

Jeffrey T. Housenbold, President and Chief Executive Officer(1)	2005	$263,542	$137,500	1,038,146
Stephen E. Recht, Chief Financial Officer	2005	235,000	35,250	23,200
Jeannine M. Smith Thomas, Senior Vice President, Operations	2005	210,000	25,200	11,600
Andrew F. Young, Chief Marketing Officer	2005	220,000	17,600	11,600
Douglas J. Galen, Senior Vice President, Business and Corporate Development(2)	2005	169,615	25,000	200,000

(1)	Mr. Housenbold joined us in January 2005. Mr. Housenbold’s annualized base salary for 2005 was $275,000.

(2)	Mr. Galen joined us in March 2005. Mr. Galen’s annualized base salary for 2005 was $225,000.
Option Grants in 2005
       The following table presents the stock option grants during 2005 to the named executive officers.
       These options vest over four years, with 25% vesting after one year and an additional 1/48th of the total number of shares vesting each month thereafter. Options expire ten years from the date of grant. Options were granted at an exercise price equal to the fair market value of our common stock as determined by our board as of the date of grant. In 2005, we granted to our employees options to purchase a total of 2,372,207 shares of our common stock.
       Potential realizable values are computed by:

•	multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $14.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.
       The 5% and 10% assumed annual rates of stock price appreciation are hypothetical rates required to be presented by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Individual Grants

					Potential Realizable
					Value at Assumed
		Percent of			Annual Rates of
	Number of	Total			Stock Price
	Securities	Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees	Price	Expiration
Name	Granted	in 2005	Per Share	Date	5%	10%

Jeffrey T. Housenbold	1,038,146	43.8%	$5.00	1/16/2015	$18,483,696	$32,506,837
Stephen E. Recht	23,200	1.0	5.50	8/17/2015	401,465	714,848
Jeannine M. Smith Thomas	11,600	0.5	5.50	8/17/2015	200,732	357,424
Andrew F. Young	11,600	0.5	5.50	8/17/2015	200,732	357,424
Douglas J. Galen	200,000	8.4	5.00	3/15/2015	3,560,905	6,262,479
       In May 2006, we granted Jeffrey T. Housenbold, Stephen E. Recht, Jeannine M. Smith Thomas, Andrew F. Young and Douglas J. Galen options to purchase 250,000, 47,800, 40,000, 40,000 and 50,000 shares of our common stock, respectively, each at an exercise price of $10.39 per share and each pursuant to the terms and conditions of our 1999 Stock Plan. Each of these options vests as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to an additional 1/48th of the total number of shares subject to the option at the end of each full month thereafter. Each of these options may be exercised in full prior to vesting.
Aggregated Option Exercises in 2005 and Option Values as of December 31, 2005
       The following table presents the number of shares of our common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by the named executive officers. There was no public trading for our stock as of December 31, 2005. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $14.00 per share, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our 1999 Stock Plan. These options generally vest as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to an additional 1/48th of the total number of shares subject to the option at the end of each full month thereafter. They may be exercised in full prior to vesting. None of the named executive officers exercised an option in 2005.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at December 31, 2005		at December 31, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey T. Housenbold	1,038,146	—	$9,343,314	$—
Stephen E. Recht	153,200	—	1,978,200	—
Jeannine M. Smith Thomas	149,600	—	1,977,600	—
Andrew F. Young	181,600	—	2,403,600	—
Douglas J. Galen	200,000	—	1,800,000	—
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
       We have entered into employment, termination of employment and change-in-control arrangements with the following executive officers, which are summarized below:
       Jeffrey T. Housenbold. Mr. Housenbold’s employment offer letter provides for an annual salary of $275,000, with an annual bonus of up to 50% of his annual base salary. The level of Mr. Housenbold’s bonus is determined by our compensation committee based upon Mr. Housenbold’s achievement of performance milestones that are determined on an annual basis and are tailored to correspond with company goals for that year. These include quantitative milestones related to our financial performance, including achievement of revenue, net income and EBITDA targets, and the achievement of specific operational and/or strategic goals, such as improving customer satisfaction and product quality and establishing Shutterfly’s mission and vision and company-wide values and behaviors. His employment with us is at will, such that we have the right to terminate his employment at any time with or without cause.
       Mr. Housenbold’s offer letter provides that if within 12 months following a change of control of Shutterfly we terminate his employment without cause or if Mr. Housenbold terminates his employment for good reason (including an adverse change in title, responsibility or authority, a relocation of employment location more than 60 miles from our current headquarters or a material reduction in base salary), Mr. Housenbold will receive as severance 15 months’ salary plus 125% of the maximum target bonus for the year in which the termination occurred, and all unvested shares of our common stock subject to options granted to Mr. Housenbold will fully vest.
       We have also agreed that in the event we terminate Mr. Housenbold’s employment without cause, or if Mr. Housenbold terminates his employment for good reason, Mr. Housenbold will receive 12 months salary plus the maximum target bonus for the year in which the termination occurred as severance, and 12 months of unvested shares of our common stock subject to options granted to Mr. Housenbold will fully vest. Our obligation to make any severance payments is expressly conditioned upon Mr. Housenbold’s execution and delivery of a general release and waiver of all claims.
       In the event that a portion of the severance and other benefits provided to Mr. Housenbold under the offer letter or any other agreement, benefit, plan or policy of Shutterfly are subject to a specified federal excise tax in connection with a change of control, such severance and other benefits will be reduced on a pre-tax basis if necessary to provide Mr. Housenbold with a greater amount of severance and other benefits on an after-tax basis.
       For purposes of Mr. Housenbold’s employment offer letter, a change of control includes: (1) an acquisition of 50% or more of our outstanding voting stock by any person or entity; (2) a merger or consolidation of Shutterfly after which our then-current stockholders own less than a majority of the voting power of the surviving entity; (3) a sale of all or substantially all of our assets; or (4) a liquidation or dissolution of Shutterfly.
       Stephen E. Recht. Mr. Recht’s employment offer letter provides for an annual salary of $235,000, with a quarterly bonus of up to 25% of his annual base salary earned during that quarter. The level of Mr. Recht’s bonus is determined by our compensation committee based upon Mr. Recht’s achievement of performance milestones that are determined on an annual basis and are tailored to correspond with company goals for that year. These include quantitative milestones related to our financial performance, including achievement of revenue, net income and EBITDA targets. His employment with us is at will, such that we have the right to terminate his employment any time with or without cause.
       Mr. Recht’s offer letter provides that in the event of a change of control, merger or acquisition of Shutterfly, and in connection with the change of control, merger or acquisition, Mr. Recht is no longer our Chief Financial Officer, Mr. Recht will receive six months’ salary as severance, and 12 months of unvested shares of our common stock subject to options granted to Mr. Recht will fully vest. However, in the event of a change of control, merger or acquisition of Shutterfly where Mr. Recht continues to report to Shutterfly, Mr. Recht will not receive such severance and acceleration.
       We have also agreed that in the event we terminate Mr. Recht’s employment without cause, he will receive 12 months’ salary as severance and 12 months of unvested shares of our common stock subject to options granted to Mr. Recht will fully vest. Our obligation to make any severance payments is expressly conditioned upon Mr. Recht’s execution and delivery of a general release and waiver of all claims.

       For purposes of Mr. Recht’s employment offer letter, a change of control includes: (1) a merger or consolidation of Shutterfly after which our then-current stockholders own less than a majority of the voting power of the surviving entity or (2) a sale or transfer of all or substantially all of our assets.
       Jeannine M. Smith Thomas. Ms. Smith Thomas’ employment offer letter provides for a monthly salary of $14,099, with a quarterly bonus of up to $5,000. The level of Ms. Smith Thomas’ bonus is determined by our compensation committee based upon Ms. Smith Thomas’ achievement of performance milestones that are determined on an annual basis and are tailored to correspond with company goals for that year. These include quantitative milestones, such as reducing product and shipping costs and shipping time, and the achievement of specific operational and/or strategic goals, such as improving customer service and product quality and demonstrating manufacturing leadership. Ms. Smith Thomas’ current salary is $210,000. Her employment with us is at will, such that we have the right to terminate her employment any time with or without cause.
       Ms. Smith Thomas’ offer letter provides that in the event of a change of control, merger or acquisition of Shutterfly and within 12 months following the change of control, merger or acquisition, we terminate her employment without cause or if Ms. Smith Thomas terminates her employment for good reason (including an adverse change in title, responsibility or authority, a relocation of employment location more than 35 miles from our current headquarters or a material reduction in base salary), all unvested shares of our common stock subject to options granted to Ms. Smith Thomas will fully vest.
       For purposes of Ms. Smith Thomas’ employment offer letter, a change of control includes: (1) a merger or consolidation of Shutterfly after which our then-current stockholders own less than a majority of the voting power of the surviving entity or (2) a sale or transfer of all or substantially all of our assets.
       Andrew F. Young. Mr. Young’s employment offer letter provides for a monthly salary of $16,667.67, with a quarterly bonus of up to $5,000. The level of Mr. Young’s bonus is determined by our compensation committee based upon Mr. Young’s achievement of performance milestones that are determined on an annual basis and are tailored to correspond with company goals for that year. These include quantitative milestones, such as increasing revenues and new customer acquisition and improving customer retention, and the achievement of specific operational and/or strategic goals, such as improving customer satisfaction and establishing Shutterfly as a premium lifestyle brand. Mr. Young’s current salary is $220,000. His employment with us is at will, such that we have the right to terminate his employment any time with or without cause.
       Mr. Young’s offer letter provides that if we terminate his employment without cause, Mr. Young will receive six months’ salary as severance. Our obligation to make any severance payment is expressly conditioned upon Mr. Young’s execution and delivery of a general release and waiver of all claims.
       Douglas J. Galen. Mr. Galen’s employment offer letter provides for an annual salary of $225,000, with a bonus to be determined by our compensation committee. The level of Mr. Galen’s bonus is determined by our compensation committee based upon Mr. Galen’s achievement of performance milestones that are determined on an annual basis and are tailored to correspond with company goals for that year. These include quantitative milestones, such as increasing free cash flow and new customer acquisition, reducing raw materials costs and increasing production capacity in a cost-effective manner, and the achievement of specific operational and/or strategic goals, such as monitoring and providing leadership with respect to company-wide values and behaviors. His employment with us is at will, such that we have the right to terminate his employment any time with or without cause.
       Mr. Galen’s offer letter provides that in the event of a change of control, merger or acquisition of Shutterfly and in connection with the change of control, merger or acquisition, (1) Mr. Galen is no longer our Senior Vice President of Business Development, (2) Mr. Galen’s role is materially diminished or (3) our corporate office are relocated from our current headquarters and Mr. Galen chooses not to relocate, Mr. Galen will receive six months’ salary as severance and 12 months of unvested shares of our common stock subject to options granted to Mr. Galen will fully vest. However, in the event of a change of control, merger or acquisition of Shutterfly where Mr. Galen continues to report to the board of directors of Shutterfly, Mr. Galen will not receive such severance and acceleration.
       We have also agreed that in the event we terminate Mr. Galen’s employment without cause, Mr. Galen will receive six months’ salary as severance and six months of unvested shares of our common stock subject to options granted to Mr. Galen will fully vest. Our obligation to make any severance payments is expressly conditioned upon Mr. Galen’s execution and delivery of a general release and waiver of all claims.
       For purposes of Mr. Galen’s employment offer letter, a change of control includes: (1) a merger or consolidation of Shutterfly after which our then-current stockholders own less than a majority of the voting power of the surviving entity or (2) a sale or transfer of all or substantially all of our assets.
       Stanford S. Au. Mr. Au’s employment offer letter provides for an annual salary of $235,000, with a hiring bonus of $15,000. If Mr. Au is terminated prior to one complete year of service, Mr. Au will be responsible for reimbursing to us the prorated portion of his hire bonus. His employment with us is at will, such that we have the right to terminate his employment any time with or without cause.
       Mr. Au’s offer letter provides that in the event of a change of control, merger or acquisition of Shutterfly and in connection with the change of control, merger or acquisition, (1) Mr. Au is no longer our Senior Vice President of Technology, (2) he experiences a diminishment in responsibility or authority or (3) there is a relocation of employment location more than 50 miles from our current headquarters and Mr. Au chooses not to relocate, Mr. Au will receive six months’ salary as severance and 12 months of unvested shares of our common stock subject to options granted to Mr. Au will fully vest. However, in the event of a change of control, merger or acquisition of Shutterfly where Mr. Au continues to report to the President of Shutterfly, Mr. Au will not receive such severance and acceleration.
       For purposes of Mr. Au’s employment offer letter, a change of control includes: (1) a merger or consolidation of Shutterfly after which our then-current stockholders own less than a majority of the voting power of the surviving entity or (2) a sale or transfer of all or substantially all of our assets.
Employee Benefit Plans
1999 Stock Plan
       Our board of directors adopted, and our stockholders approved, our 1999 Stock Plan in September 1999. We reserved a pool of shares of our common stock for issuance to employees and other service providers pursuant to awards granted under our 1999 Stock Plan, as amended, and under other awards granted outside of the 1999 Stock Plan. Awards can be either stock options or purchase rights. With respect to stock options, our 1999 Stock Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 1999 Stock Plan is ten years. In the event of a change in control, the 1999 Stock Plan provides that options held by current employees, directors and consultants that are not assumed will immediately vest in full prior to such change in control and all options will expire on the consummation of the change in control.

       As of June 30, 2006, options to purchase 4,733,392 shares of our common stock granted from the 1999 Stock Plan remained outstanding and 230,745 shares of our common stock remained available for issuance upon the exercise of awards that may be granted from the 1999 Stock Plan. In addition, in August 2006 we reserved an additional 100,000 shares for issuance under the 1999 Stock Plan. The options outstanding as of June 30, 2006 had a weighted-average exercise price of approximately $6.68 per share. Our 2006 Equity Incentive Plan will be effective upon the completion of this offering. As a result, no awards will be granted from the 1999 Stock Plan after the date of this prospectus and the 1999 Stock Plan will terminate. However, any outstanding options granted from the 1999 Stock Plan will remain outstanding, subject to the terms of our 1999 Stock Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms. Options granted from the 1999 Stock Plan are subject to terms similar to those described below with respect to options granted under our 2006 Equity Incentive Plan.
       If we are party to a merger or consolidation, then, as part of the agreed terms of such transaction, outstanding stock options may be continued (if we are a surviving corporation), assumed or substituted by the surviving corporation, or cancelled without payment to their holders.
2006 Equity Incentive Plan
       Our 2006 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1999 Stock Plan. We have reserved 1,358,352 shares of our common stock to be issued under our 2006 Equity Incentive Plan. In addition, shares under our 1999 Stock Plan not issued or subject to outstanding grants on the date of this prospectus, and any shares issued under the 1999 Stock Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2006 Equity Incentive Plan. The number of shares available for grant and issuance under the 2006 Equity Incentive Plan will be increased on January 1 of each of 2008 through 2010 by an amount equal to the lesser of (1) 4.62% of our shares outstanding on the immediately preceding December 31 and (2) a lesser number of shares as may be determined by our board of directors in its discretion. In addition, shares will again be available for grant and issuance under our 2006 Equity Incentive Plan that are subject to:

•	issuance upon exercise of an option granted under our 2006 Equity Incentive Plan and that cease to be subject to the option for any reason other than exercise of the option;

•	an award granted under our 2006 Equity Incentive Plan and that are subsequently forfeited or repurchased by us at the original issue price; or

•	an award granted under our 2006 Equity Incentive Plan that otherwise terminates without shares being issued.
       Our 2006 Equity Incentive Plan will terminate after ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. The plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses. No person is eligible to receive more than 1,000,000 shares in any calendar year under the plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 2,000,000 shares under the plan in the calendar year in which the employee commences employment.
       Our 2006 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.
       Our 2006 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code and may be granted only to our employees or employees of any parent or subsidiary of ours. No more than 7,000,000 shares will be issued pursuant to the grant of incentive stock options. All awards other than incentive stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors or any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The grant date of an option is the date on which the compensation committee makes the determination to grant the option or a specified future date. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options will be determined by our compensation committee at the time of grant.
       Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2006 Equity Incentive Plan is ten years.
       A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us.
       Stock bonuses are granted as additional compensation for service and/ or performance, and therefore, are not issued in exchange for cash.
       Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.
       Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve certain performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.
       Awards granted under our 2006 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonqualified stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2006 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us or any parent or subsidiary of ours. Options will generally terminate immediately upon termination of employment for cause.
       The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of services or performance goals.
       If we are dissolved or liquidated or have a change in control transaction, the vesting of all outstanding awards may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of one of these transactions.

401(k) Plan
       We sponsor a retirement plan intended to qualify for favorable tax treatment under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on their first pay period. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. We currently make no company contributions on behalf of participants to the plan, but can do so in the discretion of our board of directors. Pre-tax contributions by participants to the plan and the income earned on such contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. Each participant’s retirement benefit under the plan is determined solely on the basis of contributions made on such participant’s behalf and earnings thereon. No minimum benefit is provided under the plan.
Indemnification of Directors and Executive Officers and Limitation of Liability
       Our restated certificate of incorporation that will become effective immediately following the completion of this offering includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.
       Our restated bylaws that will become effective immediately following the completion of this offering provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as permitted by Delaware law;

•	we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.
       Prior to the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided for in our restated certificate of incorporation and restated bylaws and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought.
       We have liability insurance for our directors and officers, including coverage for public securities matters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       In addition to the compensation arrangements, including the employment, termination of employment and change-in-control arrangements and indemnification arrangements, discussed above under “Management,” and the registration rights described below under “Description of Capital Stock — Registration Rights,” the following is a description of transactions since January 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $60,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.
Loan Guarantee; Warrant to Purchase Our Series D Preferred Stock and Sale of Our Series E Preferred Stock
       In May 2002, Monaco Partners, L.P. agreed to guarantee our payment obligations under a loan and security agreement between us and Silicon Valley Bank, or SVB. Monaco, which is controlled by James H. Clark, our Chairman, beneficially owned 28.2% of our common stock as of July 31, 2006. Other entities controlled by Mr. Clark beneficially owned 12.1% of our common stock as of that date.
       The guarantee agreement gave Monaco a right to purchase our payment obligations (consisting of unpaid principal, accrued interest, and certain fees and expenses) under the loan and security agreement from SVB and assume all of SVB’s rights under that agreement. In exchange for this guarantee, we issued Monaco a warrant to purchase 60,252 shares of our Series D preferred stock at a price of $0.10 per share and gave Monaco a right to convert any amounts paid by Monaco to SVB pursuant to the guarantee agreement into shares of our capital stock. Monaco exercised the Series D preferred stock warrant in May 2002.
       In February 2003, Monaco exercised its purchase right pursuant to the guarantee agreement and paid SVB approximately $546,000 in full satisfaction of our payment obligations to SVB, and assumed all of SVB’s rights under the loan and security agreement, including rights to receive payment from us. We made monthly payments to Monaco against this amount beginning in March 2003. In July 2003, Monaco converted the approximately $439,000 then due from us to it into 717,545 shares of our Series E preferred stock.
Secured Loan Agreement; Sale of Warrants to Purchase Our Series D and Series E Preferred Stock
       In February 2003, we entered into a secured loan agreement with Monaco under which we borrowed a total of $2.5 million at an annual interest rate of 5% above the prime rate, with a maximum annual interest rate of 12%. We made interest payments to Monaco totaling approximately $180,000 and $213,000 in 2003 and 2004, respectively. In December 2004, we paid Monaco the full amount due to it under the secured loan agreement. In connection with the loan agreement, we issued to Monaco warrants to purchase 137,500 shares of our Series D preferred stock and 112,500 shares of our Series E preferred stock, each at an exercise price of $0.615 per share. Monaco exercised these warrants in full in December 2004.
Acquisition of Memory Matrix, Inc.
       In June 2005, we acquired Memory Matrix, Inc., a Nevada corporation, in exchange for 229,994 shares of our common stock. Monaco Partners, L.P. controlled 14.1% of Memory Matrix at that time. In addition, Mr. Clark was a member of the board of directors of Memory Matrix immediately prior to the acquisition.

Sale of Our Series F Preferred Stock
       In November 2005, we sold 1,353,730 shares of our Series F preferred stock to Sutter Hill Ventures and affiliated persons and entities at a purchase price of $14.774 per share. Sutter Hill beneficially owned 9.1% of our common stock as of May 31, 2006. In connection with Sutter Hill’s investment in our Series F preferred stock, we also entered into a voting agreement giving Sutter Hill the right to elect one member of our board of directors, which right expires upon the completion of this offering.
Purchases of Our Common Stock by Sutter Hill from Third Parties
       From December 2005 through May 2006, Sutter Hill and affiliated persons and entities purchased an aggregate of 260,000 shares of our common stock from three of our former officers at a weighted-average price of $10.19 per share. In connection with Sutter Hill’s purchase of our Series F preferred stock in our Series F financing in November 2005, we agreed to assign to Sutter Hill our right of first refusal with respect to transfers of our capital stock for a period of six months following the closing of such financing.
Sales of Stock in this Offering
       If the underwriters exercise their over-allotment option in full, entities affiliated with James H. Clark, as well as Mohr, Davidow Ventures and certain of its affiliated entities, will sell shares in the offering. Mr. Clark is one of our directors and Nancy J. Schoendorf, who is also one of our directors, is a managing partner with Mohr, Davidow Ventures. The table below sets forth the number of shares to be sold by these selling stockholders, the aggregate net proceeds each of these selling stockholders will receive based upon an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions, and the percentage of our outstanding common stock these selling stockholders will beneficially own after the offering:

			Percentage of
			Outstanding
			Shares
			Beneficially
	Number of	Aggregate	Owned After the
Name	Shares Offered	Net Proceeds	Offering

Entities affiliated with James H. Clark	549,442	$7,692,188	28.0%
Mohr, Davidow Ventures and affiliated entities	313,405	4,387,670	16.0

PRINCIPAL AND SELLING STOCKHOLDERS
       The following tables presents information as to the beneficial ownership of our common stock as of July 31, 2006, and as adjusted to reflect the sale of the common stock in this offering by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	in the second table, each of the selling stockholders.
       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of July 31, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
       Percentage ownership of our common stock in the table before the offering is based on 17,798,278 shares of our common stock outstanding on July 31, 2006, which includes the automatic conversion of all outstanding shares of our preferred stock into 13,801,716 shares of common stock in connection with the completion of this offering. Percentage ownership of our common stock in the first table below after the offering also assumes the sale of 5,800,000 shares of common stock in this offering by us but no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Shutterfly, Inc., 2800 Bridge Parkway, Suite 101, Redwood City, California 94065.

		Percentage of Outstanding Shares
		Beneficially Owned
	Number of Shares
Name of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders:
Entities affiliated with James H. Clark(1)	7,167,692	40.3%	30.4%
Mohr, Davidow Ventures and affiliated entities(2)	4,088,510	23.0	17.3
Sutter Hill Ventures and affiliated persons and entities(3)	1,613,730	9.1	6.8
Directors and Executive Officers:
James H. Clark(1)	7,167,692	40.3	30.4
Nancy J. Schoendorf(2)	4,088,510	23.0	17.3
James N. White(4)	1,206,212	6.8	5.1
Patricia A. House(5)	50,000	*	*
Eric J. Keller(6)	58,333	*	*
Jeffrey T. Housenbold(7)	1,288,146	6.8	5.2
Stephen E. Recht(8)	301,000	1.7	1.3
Douglas J. Galen(9)	250,000	1.4	1.1
Jeannine M. Smith Thomas(10)	449,453	2.5	1.9
Andrew F. Young(11)	377,883	2.1	1.6
All 12 directors and executive officers as a group(12)	15,534,729	76.5	59.5

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	Consists of 5,018,610 shares held by Monaco Partners, L.P., 1,947,082 shares held by JHC Investments, LLC, 17,000 shares held by JHC Investments 2000, LLC, 125,000 shares held by Woodside Ventures Limited Partnership, 50,000 shares held by Atherton Properties Partnership, L.P. and 10,000 shares held by Mountain Wood Properties, LLC, and excludes 40,816 shares subject to a warrant held by Monaco Partners, L.P. that expires upon the completion of this offering. Mr. Clark has sole voting and investment power over the shares held by Monaco Partners, L.P., JHC Investments LLC, JHC Investments 2000, LLC and Woodside Ventures Limited Partnership. Two of Mr. Clark’s adult children and one of their spouses have voting and investment power over the shares held by Atherton Properties Partnership, L.P. and Mountain Wood Properties, LLC. The address of Mr. Clark is 1700 Seaport Blvd., 4th Floor, Redwood City, CA 94063 and the address of the entities listed above is 777 East William Street #201, Carson City, NV 89701.

(2)	Consists of 2,419,867 shares held by Mohr, Davidow Ventures V, L.P., 1,516,168 shares held by Mohr, Davidow Ventures V-L, L.P, and 152,475 shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs’ Network Fund II (A), L.P. and MDV Entrepreneurs’ Network Fund II (B), L.P. Ms. Schoendorf is a managing member of the general partners of the foregoing entities and shares voting and investment power with respect to the shares held by these entities with Jon Feiber, the other managing member of the general partners. Ms. Schoendorf disclaims beneficial ownership of these shares except to the extent of her individual pecuniary interest in these entities. The address of Mohr, Davidow Ventures and Ms. Schoendorf is 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, CA 94025.

(3)	Consists of (a) 1,204,205 shares held by Sutter Hill Ventures, A California Limited Partnership (“SHV”), (b) 1,684 shares held by SHV Profit Sharing Plan for the benefit of James N. White, one of our directors and a managing director of the general partner of SHV, (c) 323 shares held by James N. White and Patricia A. O’Brien as Trustees of The White Family Trust U/A/D 4/3/97, (d) 397,165 shares held by eight other managing directors of the general partner of SHV and by family trusts, family partnerships or other entities associated with these individuals and (e) 10,353 shares held by other individuals affiliated with Sutter Hill and by entities associated with them. Mr. White shares voting and investment power with respect to the shares held by SHV with David L. Anderson, G. Leonard Baker, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, William H. Younger, Jr., Jeffrey W. Bird and David E. Sweet, each of whom is a managing director of the general partner of SHV. Messrs. White, Anderson, Baker, Coxe, Sands, Gaither, Younger, Bird and Sweet disclaim beneficial ownership of these shares except to the extent of their individual pecuniary interest, in SHV. Mr. White has sole voting and investment power with respect to the shares held by SHV Profit Sharing Plan for the benefit of James N. White and has shared voting and investment power with respect to the shares held by The White Family Trust, and disclaims beneficial ownership of the shares held by The White Family Trust except to the extent of his individual pecuniary interest in such trust. Mr. White and SHV do not have voting or investment power with respect to the shares referenced under part (d) and (e) of this footnote. The address of SHV and Mr. White is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304-1005.

(4)	Includes 1,204,205 shares held by SHV, 1,684 shares held by SHV Profit Sharing Plan for the benefit of James N. White and 323 shares held by James N. White and Patricia A. O’Brien as Trustees of The White Family Trust U/A/D 4/3/97. Mr. White has shared voting and investment power as described in footnote (3) with respect to the shares held by SHV, sole voting and investment power with respect to the shares held by SHV Profit Sharing Plan for the benefit of James N. White and shared voting and investment power with respect to the shares held by The White Family Trust. Mr. White disclaims beneficial ownership of shares held by SHV and The White Family Trust except to the extent of his individual pecuniary interest in SHV and The White Family Trust. The address of SHV and Mr. White is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304-1005.

(5)	Consists of 50,000 shares subject to options that are exercisable within 60 days of July 31, 2006.

(6)	Consists of 58,333 shares subject to options that are exercisable within 60 days of July 31, 2006.

(7)	Consists of 1,288,146 shares subject to options that are exercisable within 60 days of July 31, 2006.

(8)	Includes 201,000 shares subject to options that are exercisable within 60 days of July 31, 2006.

(9)	Consists of 250,000 shares subject to options that are exercisable within 60 days of July 31, 2006.

(10)	Includes 189,600 shares subject to options that are exercisable within 60 days of July 31, 2006 and 72,000 shares held in a trust for the benefit of Ms. Smith Thomas’ minor children.

(11)	Includes 221,600 shares subject to options that are exercisable within 60 days of July 31, 2006.

(12)	Includes 2,516,179 shares subject to options that are exercisable within 60 days of July 31, 2006 and excludes 40,816 shares subject to a warrant held by Monaco Partners, L.P. that expires upon the completion of this offering.
Over-Allotment Option
       The following table presents information regarding beneficial ownership of our common stock by the selling stockholders assuming the underwriters’ over-allotment option to purchase additional shares from the selling stockholders is exercised in full.

	Shares of Common					Shares of Common
	Stock Beneficially					Stock
	Owned Before the					Beneficially Owned
	Offering			Shares		After the Offering
				Being
Selling Stockholder	Number		Percentage	Offered		Number	Percentage

Entities affiliated with James H. Clark(1)	7,167,692		40.3%	549,442	(4)	6,618,250	28.0%
Mohr, Davidow Ventures and affiliated entities(2)	4,088,510		23.0	313,405	(5)	3,775,105	16.0
Claire Bienen	37,735		*	2,892		34,843	*
Ram Shriram	26,000		*	767		25,233	*
Michiel Lyppens	15,000		*	1,150		13,850	*
G&H Partners	10,931		*	838		10,093	*
Harvey Armstrong	10,000		*	767		9,233	*
Mountain Ventures, L.P.	4,996		*	383		4,613	*
WS Investment Company	3,744	(3)	*	286	(6)	3,458	*
Big Basin Partners L.P.	536		*	41		495	*
The Goldman Sachs Group, Inc.	375		*	29		346	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	See footnote (1) to previous table.

(2)	See footnote (2) to previous table.

(3)	Consists of 1,872 shares held by WS Investment Company, LLC and 1,872 shares held by WS Investment Company, 2000B.

(4)	Consists of 384,703 shares to be sold by Monaco Partners, L.P., 149,254 shares to be sold by JHC Investments, LLC, 1,303 shares to be sold by JHC Investments 2000, LLC, 9,582 shares to be sold by Woodside Ventures Limited Partnership, 3,833 shares to be sold by Atherton Properties Partnership, L.P. and 767 shares to be sold by Mountain Wood Properties, LLC.

(5)	Represents shares to be sold by Mohr, Davidow Ventures V-L, L.P.

(6)	Consists of 143 shares to be sold by WS Investment Company, LLC and 143 shares to be sold by WS Investment Company, 2000B.

DESCRIPTION OF CAPITAL STOCK
       Upon the completion of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the filing of our restated certificate of incorporation that will become effective immediately following the completion of this offering, will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our restated certificate of incorporation and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.
Common Stock
       As of June 30, 2006, there were 17,811,128 shares of our common stock outstanding held by 281 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into 13,801,716 shares of our common stock, which will automatically occur immediately upon the completion of this offering. After this offering, there will be 23,611,128 shares of our common stock outstanding.
       Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.
       Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
       No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
       Right to Receive Liquidation Distributions. Upon the liquidation, dissolution or winding-up of Shutterfly, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.
       Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.
Preferred Stock
       As of June 30, 2006, there were 13,801,716 shares of our preferred stock outstanding, consisting of 3,329,345 shares of Series A preferred stock, 1,031,174 shares of Series B preferred stock, 876,318 shares of Series C preferred stock, 3,079,788 shares of Series D preferred stock, 4,131,361 shares of Series E preferred stock and 1,353,730 shares of Series F preferred stock. Each series of preferred stock is convertible at any time, at the option of the holder, into common stock at the then-effective conversion rate for such series. The conversion rate for all series of our preferred stock is currently one-to-one, and accordingly each share of our preferred stock is currently convertible into one share of our common stock.
       All shares of preferred stock automatically convert into common stock at the then-effective conversion rate at the election of the holders of a majority of the outstanding preferred stock, voting together as a single class, or immediately upon the closing of a firm commitment underwritten public offering in which the offering price equals or exceeds $12 per share and the aggregate proceeds raised in the offering equal or exceed $25 million. Since this offering will meet these share price and offering size thresholds, upon the completion of this offering, all outstanding shares of preferred stock will, automatically and without further action on the part of any of our preferred stockholders, be converted into 13,801,716 shares of common stock. Immediately following the completion of this offering, we will file our restated certificate of incorporation, which will delete all references to the prior series of preferred stock, and will authorize 5,000,000 shares of undesignated preferred stock.
       Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could discourage, delay or prevent a change in control of Shutterfly. We have no current plan to issue any shares of preferred stock.
Warrants
       As of June 30, 2006, we had issued and outstanding warrants to purchase 75,229 shares of our Series A preferred stock at an exercise price of $2.675 per share, 74,897 shares of our Series B preferred stock at a weighted-average exercise price of $16.11 per share, 4,245 shares of our Series C preferred stock at an exercise price of $26.50 per share and 2,809 shares of our Series D preferred stock at an exercise price of $3.60 per share. Following the completion of this offering, any warrants that remain outstanding will be exercisable for shares of our common stock.
       Of the warrants listed above, (1) the holder of the warrants to purchase 75,229 shares of our Series A preferred stock elected to net exercise such warrants in September 2006, which resulted in the issuance of 61,057 shares to the holder, and (2) a warrant to purchase 40,816 shares of our Series B preferred stock expires immediately prior to the completion of this offering. The expiration dates of the other warrants are: (a) with respect to a second Series B warrant, the date we undergo a merger or consolidation meeting certain conditions or the later of three years following this offering or March 8, 2007, (b) with respect to a third Series B warrant, the earlier of January 1, 2011 or the date we undergo a change of control or sell or transfer all or substantially all of our assets, (c) with respect to the Series C warrant, on the date we undergo a merger or consolidation meeting certain conditions or the earlier of three years following this offering or August 24, 2007 and (d) with respect to the Series D warrant, September 11, 2008.
Registration Rights
       Pursuant to the terms of our fifth amended and restated investors’ rights agreement, immediately following this offering, the holders of approximately 13,292,719 shares of our common stock outstanding as of June 30, 2006 or subject to warrants outstanding as of June 30, 2006, including shares of common stock beneficially owned by holders of 5% or more of our common stock, will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below, which number will be reduced to 12,429,872 shares if the underwriters exercise their over-allotment option in full.
       Demand Registration Rights. At any time beginning six months after the completion of this offering, the holders of at least 40% of the shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $7.5 million. We will only be required to file three registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.
       Piggyback Registration Rights. If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization or acquisition. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, due to marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 35% of the total shares covered by the registration statement unless no other stockholder’s shares are included in the registration statement.
       Form S-3 Registration Rights. The holders of at least 10% of the shares with registration rights can request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to file two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.
       Expenses of Registration Rights. We will pay all expenses, other than underwriting discounts and commissions, incurred in connection with the registrations described above. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such registration statement, subject to limited exceptions.
       Expiration of Registration Rights. The registration rights described above will expire, with respect to any particular holder of such rights when, after this offering is completed, the holder owns registrable securities constituting 2% or less of our outstanding voting stock and can sell all of its registrable securities in any three-month period under Rule 144 of the Securities Act. The registration rights described above will expire with respect to all holders five years after this offering is completed.
Anti-Takeover Provisions
       The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Shutterfly.
       Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the board or directors or the stockholders in a prescribed manner or meets other conditions. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

       Restated Certificate of Incorporation and Restated Bylaw Provisions. Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of directors vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships occurring on the board until the next annual meeting of stockholders. In addition, the number of directors constituting our board of directors may be fixed exclusively by resolution of our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

•	Stockholder action; special meeting of stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•	Advance notice requirements for stockholder proposals and director nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of undesignated preferred stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
NASDAQ Global Market Listing
       Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “SFLY.”
Transfer Agent and Registrar
       The transfer agent and registrar for our common stock is Mellon Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
       Upon the completion of this offering, based on the number of shares outstanding as of June 30, 2006, we will have 23,611,128 shares of common stock outstanding. Of these outstanding shares, all of the 5,800,000 shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.
       The remaining 17,811,128 outstanding shares of our common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our stockholders, except for the two stockholders specifically noted below under the heading “Lock-Up Agreements,” have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the 5,800,000 shares sold in this offering will be immediately available for sale in the public market.

•	After 45 days following the date of this prospectus, 130,566 additional shares will become eligible for sale in the public market, all of which shares will be freely tradable under Rule 144(k).

•	After 90 days following the date of this prospectus, 130,567 additional shares will become eligible for sale in the public market, all of which shares will be freely tradable under Rule 144(k).

•	After 180 days following the date of this prospectus, 17,529,337 additional shares will become eligible for sale in the public market, of which 4,107,019 shares will be freely tradable under Rule 144(k) and 13,422,318 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

•	After one year or more from the date of this prospectus, the remaining 20,658 shares will become eligible for sale in the public market.
Lock-Up Agreements and Market Standoffs
       Our directors and officers, and security holders (including the selling stockholders) holding approximately 88% of our common stock are subject to lock-up agreements with the underwriters that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of or hedging any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of 180 days following the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. Our security holders (with the exception of Dan Baum and Eva Manolis, as discussed below) are subject to market standoff provisions, contained in agreements with us generally entered into in connection with the issuance of such securities, that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of shares of our common stock or options acquired from us for a period of 180 days following the date of this prospectus. We have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities Inc., we will not release any such security holders from such market standoff provisions for a period of 150 days after the date of this prospectus, except that we do not have such an agreement with the underwriters with respect to two stockholders, Mr. Baum and Ms. Manolis. Mr. Baum and Ms. Manolis are two of our founders who held a total of approximately 2.2% of our common stock as of June 30, 2006, and who may sell their shares of our common stock as follows pursuant to individual agreements with us entered into in November 2005: up to 1/3rd of such shares starting 45 days after the date of this prospectus; up to 2/3rd of such shares starting 90 days after the date of this prospectus; and all of such shares starting 180 days after the date of this prospectus.
Rule 144
       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or group of persons whose shares are required to be aggregated, including affiliates of Shutterfly, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.
Rule 701
       In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.
Registration of Shares Issued Pursuant to Benefits Plans
       We intend to file a registration statement under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1999 Stock Plan, our 2006 Equity Incentive Plan or any other benefit plan after the effectiveness of the registration statement will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 30, 2006, there were outstanding options under our 1999 Stock Plan for the purchase of 4,733,392 shares of common stock, with a weighted-average exercise price of approximately $6.68 per share.
Registration Rights
       Pursuant to the terms of our fifth amended and restated investors’ rights agreement, immediately following the completion of this offering, holders of approximately 13,292,719 shares of common stock outstanding as of June 30, 2006 or subject to warrants outstanding as of June 30, 2006 have registration rights with respect to those shares of common stock, which number will be reduced to 12,429,872 shares if the underwriters exercise their over-allotment option in full. For a discussion of these rights please see “Description of Capital Stock — Registration Rights.” After such shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING
       Shutterfly, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities Inc., Piper Jaffray & Co. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Jefferies & Company, Inc.

Total	5,800,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 870,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Shutterfly and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 870,000 additional shares.

Paid by Shutterfly	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the selling stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       Shutterfly and its directors and officers, and security holders (including the selling stockholders) holding approximately 88% of its common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of its common stock during the period from the date of this prospectus continuing through the date 180 days after the public offering date set forth in this prospectus, except with the prior written consent of J.P. Morgan Securities Inc., on behalf of the representatives. This agreement does not apply to any existing employee benefit plans or the sale by us of any shares or other securities in connection with a merger, acquisition of securities, business, property or other assets, joint ventures, strategic alliances and similar transactions in an amount not to exceed 10% of our outstanding shares immediately following this offering. Shutterfly’s security holders (with the exception of Dan Baum and Eva Manolis, as discussed below) are subject to market standoff provisions, contained in agreements with Shutterfly generally entered into in connection with the issuance of such securities, that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of shares of common stock or options acquired from Shutterfly for a period of 180 days following the date of this prospectus. Shutterfly has agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the representatives, Shutterfly will not release any such security holders from such market standoff provisions for a period of 150 days after the date of this prospectus, except that Shutterfly does not have such an agreement with the underwriters with respect to two stockholders, Mr. Baum and Ms. Manolis. Mr. Baum and Ms. Manolis are two of Shutterfly’s founders who held a total of approximately 2.2% of Shutterfly’s common stock as of June 30, 2006, and who may sell their shares of Shutterfly’s common stock as follows pursuant to individual agreements with Shutterfly entered into in November 2005: up to 1/3rd of such shares starting 45 days after the date of this prospectus; up to 2/3rd of such shares starting 90 days after the date of this prospectus; and all of such shares starting 180 days after the date of this prospectus. See “Shares Eligible for Future Sale — Lock-Up Agreements and Market Standoffs” for a discussion of certain transfer restrictions.
       With respect to the agreements described in the preceding paragraph pursuant to which Shutterfly and its directors and officers, and security holders holding approximately 88% of its common stock have agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of its common stock, the 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Shutterfly issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Shutterfly announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event, unless J.P. Morgan Securities Inc. waives, in writing, such extension.
       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Shutterfly and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Shutterfly’s historical performance, estimates of Shutterfly’s business potential and earnings prospects, an assessment of Shutterfly’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       Shutterfly’s common stock has been approved for listing on The NASDAQ Global Market under the symbol “SFLY.”
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Shutterfly in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.
       Although no action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction, certain shares may be offered outside the United States subject to the restrictions described below for the relevant jurisdictions. Of the offered shares, none have been specifically designated for sales outside the United States.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Shutterfly; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Shutterfly of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

       A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with Shutterfly to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.
       Other than the prospectus in electronic format, information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Shutterfly or any underwriter in its capacity as underwriter and should not be relied on by investors.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       Shutterfly estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.5 million.
       Shutterfly and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS
       Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.
EXPERTS
       Our consolidated financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

       As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

SHUTTERFLY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Shutterfly, Inc.
       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Shutterfly, Inc. and its subsidiary (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       As discussed in Note 3 to the consolidated financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Free-standing Warrants and Other Instruments on Shares that are Redeemable, during the year ended December 31, 2005.
/s/ PricewaterhouseCoopers LLP
San Jose, California
June 27, 2006

SHUTTERFLY, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31,			Pro forma
			June 30,	June 30,
	2004	2005	2006	2006

			(Unaudited — Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$13,781	$39,153	$23,967
Accounts receivable, net of allowance of $–, $21 and $14 (unaudited) at December 31, 2004, 2005 and June 30, 2006	402	949	859
Inventories	824	1,077	752
Deferred tax asset, current portion	—	1,408	1,622
Prepaid expenses and other current assets	1,151	1,558	1,914

Total current assets	16,158	44,145	29,114
Property and equipment, net	11,723	20,761	22,546
Intangible assets, net	1,621	1,618	1,460
Deferred tax asset, net of current portion	—	22,655	24,534
Other assets	363	373	1,461

Total assets	$29,865	$89,552	$79,115

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,583	$3,871	$2,471
Accrued liabilities	6,402	11,520	5,257
Deferred revenue	3,995	4,564	5,061
Current portion of capital lease obligations	1,488	1,503	2,011

Total current liabilities	15,468	21,458	14,800
Other liabilities	1,434	523	585
Capital lease obligations, less current portion	2,709	3,646	2,392
Preferred stock warrant liability	—	1,535	1,662	—

Total liabilities	19,611	27,162	19,439
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.0001 par value; 14,635 shares authorized at December 31, 2004, 15,454 shares authorized at December 31, 2005 and June 30, 2006 (unaudited), respectively; 12,448 shares issued and outstanding at December 31, 2004, 13,802 shares issued and outstanding at December 31, 2005 and June 30, 2006 (unaudited), respectively; (liquidation preference: $131,367 at December 31, 2005 and June 30, 2006 (unaudited)); no shares issued and outstanding pro forma (unaudited)	69,822	89,652	89,652	—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 35,365 shares authorized at December 31, 2004, 38,251 shares authorized at December 31, 2005 and at June 30, 2006 (unaudited); 2,827, 3,790 and 3,914 shares issued and outstanding at December 31, 2004 and 2005, and at June 30, 2006 (unaudited), respectively; 17,716 shares issued and outstanding pro forma (unaudited)	—	—	—	2
Additional paid-in capital	7,505	10,501	10,859	102,171
Deferred stock-based compensation	(2,003)	(1,625)	(1,039)	(1,039)
Accumulated deficit	(65,070)	(36,138)	(39,796)	(39,796)

Total stockholders’ equity (deficit)	(59,568)	(27,262)	(29,976)	$61,338

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$29,865	$89,552	$79,115

The accompanying notes are an integral part of these consolidated financial statements.

SHUTTERFLY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited — Note 2)
Net revenues	$31,395	$54,499	$83,902	$27,271	$36,520
Cost of revenues(1)	14,310	24,878	36,941	13,250	18,505

Gross profit	17,085	29,621	46,961	14,021	18,015

Operating expenses(1):
Technology and development	4,970	7,433	13,152	5,066	8,254
Sales and marketing	3,991	7,705	15,252	5,155	8,197
General and administrative	5,629	10,126	13,657	5,190	7,698

	14,590	25,264	42,061	15,411	24,149

Income (loss) from operations	2,495	4,357	4,900	(1,390)	(6,134)
Interest expense	(392)	(471)	(367)	(101)	(148)
Other income (expense), net	9	81	(103)	131	524

Income (loss) before income taxes and cumulative effect of change in accounting principle	2,112	3,967	4,430	(1,360)	(5,758)
Benefit (provision) for income taxes	(68)	(258)	24,060	68	2,100

Net income (loss) before cumulative effect of change in accounting principle	2,044	3,709	28,490	(1,292)	(3,658)

Cumulative effect of change in accounting principle	—	—	442	—	—

Net income (loss)	$2,044	$3,709	$28,932	$(1,292)	$(3,658)

Net income (loss) allocable to common stockholders	$—	$—	$4,720	$(1,292)	$(3,658)

Net income (loss) per share — basic and diluted:
Before cumulative effect of change in accounting principle			$1.31	$(0.41)	$(0.95)
Cumulative effect of change in accounting principle			0.14	—

Net income (loss) per share — basic	$—	$—	$1.45	$(0.41)	$(0.95)

Net income (loss) per share — diluted	$—	$—	$1.02	$(0.41)	$(0.95)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	1,574	2,231	3,255	3,125	3,858

Diluted	1,574	2,231	4,609	3,125	3,858

Pro forma net income (loss) per share — basic (unaudited)			$1.82		$(0.21)

Pro forma net income (loss) per share — diluted (unaudited)			$1.68		$(0.21)

Pro forma weighted average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic			15,888		17,660

Diluted			17,242		17,660

(1) Stock-based compensation is allocated as follows (Notes 2 and 9):
Cost of revenues	$3	$21	$28	$13	$32
Technology and development	32	263	826	183	260
Sales and marketing	11	117	239	117	201
General and administrative	124	1,790	2,217	781	380
The accompanying notes are an integral part of these consolidated financial statements.

SHUTTERFLY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

	Redeemable Convertible
	Preferred Stock		Common Stock		Additional	Deferred		Total
					Paid-In	Stock-Based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balances, December 31, 2002	11,480	$69,230	1,538	$—	$3,070	$—	$(70,823)	$(67,753)
Issuance of preferred stock warrants in connection with a loan from a related party	—	—	—	—	115	—	—	115
Issuance of Series E convertible preferred stock upon conversion of loans, net of issuance cost of $1	718	438	—	—	—	—	—	—
Deferred stock-based compensation, net of cancellations	—	—	—	—	564	(564)	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	—	—	—	—	166	—	166
Issuance of common stock upon exercise of options, net of repurchases	—	—	364	—	91	—	—	91
Issuance of stock options to consultants in exchange for services	—	—	—	—	4	—	—	4
Net income	—	—	—	—	—	—	2,044	2,044

Balances, December 31, 2003	12,198	69,668	1,902	—	3,844	(398)	(68,779)	(65,333)
Issuance of common stock upon exercise of options, net of repurchases	—	—	925	—	217	—	—	217
Issuance of convertible preferred stock upon exercise of warrants	250	154	—	—	—	—	—	—
Deferred stock-based compensation, net of cancellations	—	—	—	—	3,444	(3,444)	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	—	—	—	—	858	—	858
Stock-based compensation expense in connection with option modifications	—	—	—	—	—	981	—	981
Net income	—	—	—	—	—	—	3,709	3,709

Balances, December 31, 2004	12,448	$69,822	2,827	$—	$7,505	$(2,003)	$(65,070)	$(59,568)
The accompanying notes are an integral part of these consolidated financial statements.

SHUTTERFLY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

	Redeemable
	Convertible Preferred
	Stock		Common Stock		Additional	Deferred Stock-		Total
					Paid-In	Based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balances, December 31, 2004	12,448	$69,822	2,827	$—	$7,505	$(2,003)	$(65,070)	$(59,568)
Issuance of common stock upon exercise of options, net of repurchases	—	—	750	—	205	—	—	205
Issuance of Series F preferred stock, net of issuance cost of $131	1,354	19,830	—	—	—	—	—	—
Stock-based compensation expense in connection with option modifications	—	—	—	—	—	1,100	—	1,100
Shares issued in connection with a settlement agreement with a former employee		—	65	—	352	—	—	352
Vested shares issued upon acquisition	—	—	109	—	656	—	—	656
Restricted shares issued upon acquisition	—	—	—	—	671	(671)	—	—
Vesting of restricted shares	—	—	39	—	—	500	—	500
Deferred stock- based compensation, net of cancellations	—	—	—	—	2,261	(2,261)	—	—
Tax benefit of stock options	—	—	—	—	365	—	—	365
Amortization of deferred stock-based compensation, net of cancellations	—	—	—	—	—	1,710	—	1,710
Reclassification of preferred stock warrants to liability	—	—	—	—	(1,514)	—	—	(1,514)
Net income	—	—	—	—	—	—	28,932	28,932

Balances, December 31, 2005	13,802	89,652	3,790	—	10,501	(1,625)	(36,138)	(27,262)
Issuance of common stock upon exercise of options, net of repurchases (unaudited)	—	—	90	—	71	—	—	71
Vesting of restricted shares (unaudited)	—	—	34	—	—	71	—	71
Cancellation of restricted shares issued upon acquisition (unaudited)	—	—	—	—	(77)	77	—	—
Employees stock- based compensation expense recognized under SFAS No. 123R, net of estimated forfeiture (unaudited)	—	—	—	—	364	—	—	364
Amortization of deferred stock-based compensation, net of cancellations (unaudited)	—	—	—	—	—	438	—	438
Net loss (unaudited)	—	—	—	—	—	—	(3,658)	(3,658)

Balances, June 30, 2006 (unaudited)	13,802	$89,652	3,914	$—	$10,859	$(1,039)	$(39,796)	$(29,976)

The accompanying notes are an integral part of these consolidated financial statements.

SHUTTERFLY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited — Note 2)
Cash flows from operating activities:
Net income (loss)	$2,044	$3,709	$28,932	$(1,292)	$(3,658)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,761	3,769	6,246	2,650	4,556
Amortization of intangible assets	—	379	276	86	158
Amortization of deferred stock-based compensation, net of cancellations	169	2,191	3,310	1,094	873
Amortization of preferred stock warrants	31	83	—	—	—
Change in carrying value of preferred stock warrant liability	—	—	21	—	127
Loss/(Gain) on disposal of property and equipment	14	26	207	(5)	1
Deferred income taxes	—	—	(23,833)	(135)	(2,093)
Changes in operating assets and liabilities
Inventories	(21)	(397)	(253)	286	325
Accounts receivable, net	(24)	100	(547)	(427)	90
Prepaid expenses and other current assets	(331)	(536)	(398)	135	(356)
Other assets	(11)	36	(40)	3	4
Accounts payable	1,016	828	(434)	(1,113)	(1,410)
Accrued and other liabilities	1,468	1,731	4,550	(2,997)	(7,210)
Deferred revenue	1,997	1,148	569	459	497

Net cash provided by (used in) operating activities	9,113	13,067	18,606	(1,256)	(8,096)

Cash flows from investing activities
Purchases of property and equipment	(3,674)	(7,400)	(10,858)	(4,224)	(6,341)
Cash acquired from acquisition of business	—	—	239	239	—
Proceeds from sale of property and equipment	—	14	6	6	—

Net cash used in investing activities	(3,674)	(7,386)	(10,613)	(3,979)	(6,341)

Cash flows from financing activities
Principal payments of capital lease obligations	(1,041)	(540)	(2,379)	(902)	(757)
Proceeds from loan from a related party	2,500	—	—	—	—
Repayment of loan from a related party	—	(2,500)	—	—	—
Proceeds from term loan	—	—	2,571	—	—
Repayment of term loan	—	—	(2,571)	—	—
Principal payment of note payable obligation	—	—	(192)	—	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	154	19,830	—	—
Payments of IPO related costs	—	—	—	—	(40)
Proceeds from issuance of common stock upon exercise of stock options	116	316	134	2	59
Repurchases of common stock	(2)	—	(14)	(11)	(11)

Net cash provided by (used in) financing activities	1,573	(2,570)	17,379	(911)	(749)

Net increase (decrease) in cash and cash equivalents	7,012	3,111	25,372	(6,146)	(15,186)
Cash and cash equivalents, beginning of period	3,658	10,670	13,781	13,781	39,153

Cash and cash equivalents, end of period	$10,670	$13,781	$39,153	$7,635	$23,967

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$339	$490	$410	$100	$92
Cash paid during the period for income taxes	—	152	70	70	—
Supplemental schedule of non-cash investing and financing activities
Additions to property and equipment acquired under capital lease obligations and notes payable	624	2,992	3,516	559	—
Net non-cash assets acquired upon acquisition	—	—	551	551	—
Vested shares issued upon acquisition	—	—	656	656	—
Restricted shares issued upon acquisition	—	—	724	724	—
Reclassification of preferred stock warrants to liability	—	—	1,514	—	—
Issuance of preferred stock upon conversion of loan	439	—	—	—	—
Issuance of preferred stock warrants	115	—	—	—	—
Deferred stock-based compensation, net of cancellations	564	2,299	1,225	886	—
Deferred stock-based compensation in connection with option modifications	—	1,145	1,100	65	—
Tax benefit of stock options recorded in additional paid-in capital	—	—	365	—
The accompanying notes are an integral part of these consolidated financial statements.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)
Note 1 — Formation and Business of the Company
       Shutterfly, Inc., (the “Company”) was incorporated in the state of Delaware in 1999 and began its services in December 1999. The Company is an Internet-based social expression and personal publishing service that enables customers to share, print and preserve their memories by leveraging a technology-based platform and manufacturing processes. The Company provides customers a full range of products and services to organize and archive digital images; share pictures; order prints and create an assortment of personalized items such as cards, calendars and photo books. The Company is headquartered in Redwood City, California.
Note 2 — Summary of Significant Accounting Policies
Principles of Consolidation
       The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary acquired in 2005 (see Note 5). All intercompany transactions and balances have been eliminated.
Unaudited Interim Financial Information
       The accompanying consolidated balance sheet as of June 30, 2006, the consolidated statements of operations and of cash flows for the six months ended June 30, 2005 and 2006 and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the six months ended June, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended June 30, 2005 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results of the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.
Pro Forma Statement of Stockholders’ Equity (Deficit) (Unaudited)
       Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of redeemable convertible preferred stock automatically convert into common stock. The June 30, 2006 unaudited pro forma balance sheet data have been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 13,802 shares of common stock and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit).
Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include intangible assets valuation, deferred tax asset valuation allowance, and the valuation of equity instruments. Actual results could differ from these estimates.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Cash and Cash Equivalents
       The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents include various money market accounts, which are readily convertible to cash and are stated at cost, which approximates market. Cash equivalents amounted to $11,092 and $22,122 at December 31, 2004 and 2005, respectively, and $22,654 (unaudited) at June 30, 2006.
Fair Value of Financial Instruments
       The carrying amount of certain of the Company’s financial instruments, including cash, cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates their fair value because of their short-term maturities. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings, including capital lease obligations, approximates fair value.
Concentration of Credit Risk
       Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents and accounts receivable. Most of the Company’s cash and cash equivalents as of December 31, 2005 were deposited with financial institutions in the United States and Company policy restricts the amount of credit exposure to any one issuer and to any one type of investment. Deposits held with financial institutions may exceed federally insured limits.
       The Company’s accounts receivable are derived primarily from sales to customers located in the United States who make payments through credit cards. Credit card receivables settle relatively quickly. The Company maintains allowances for potential credit losses on customer accounts when deemed necessary. To date, such losses have not been material and have been within management’s expectations.
       As of December 31, 2004, one customer from the Company’s photo processing fulfillment service accounted for 66% of its net accounts receivable. As of December 31, 2005 and June 30, 2006, another customer from the Company’s photo processing fulfillment service accounted for 18% and 13% (unaudited), respectively, of its net accounts receivable.
Inventories
       Inventories are stated at the lower of cost on a first-in, first-out basis or market value. The value of inventories is reduced by estimates for excess and obsolete inventories. The estimate for excess and obsolete inventories is based upon management’s review of utilization of inventories in light of projected sales, current market conditions and market trends. Inventories are primarily raw materials and consist principally of photo finishing supplies.
Property and Equipment
       Property and equipment, including equipment under capital leases, are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated lives of the assets, generally three to five years. Amortization of equipment acquired under capital lease obligations is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, generally three to four years. Leasehold improvements are amortized over their estimated useful lives, or the lease term if shorter, generally three to five years. Upon retirement or sale, the

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses. Major additions and improvements are capitalized, while replacements, maintenance and repairs that do not extend the life of the asset are charged to expense as incurred.
Website Development Costs
       The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF 00-02, Accounting for Web Site Development Costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Costs incurred in the development phase are capitalized and amortized over the product’s estimated useful life. The Company has capitalized website development costs incurred in the application development phase and unamortized cost is included in property and equipment and totaled approximately $649 and $2,187 at December 31, 2004 and 2005, respectively, and $2,227 (unaudited) at June 30, 2006. Capitalized costs are amortized over the useful life, which is generally three years. Amortization of capitalized costs totaled approximately $151, $204 and $404 for the years ended December 31, 2003, 2004 and 2005, respectively, and $156 (unaudited) and $414 (unaudited) for the six months ended June 30, 2005 and 2006, respectively. Costs associated with minor enhancements and maintenance for the Company’s website are expensed as incurred.
Long-Lived Assets
       The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset using a discount rate determined by management to be commensurate with the risk inherent to the Company’s current business model.
Intangible Assets
       The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives and are reviewed for impairment in accordance with SFAS No. 144.
       In May 2005, the Company entered into a settlement and license agreement (the “Agreement”) to resolve litigation brought by a third party with respect to alleged infringement of certain processes under U.S. patents. Under the terms of the Agreement, the Company agreed to pay a total of $2,000, $1,000 of which was paid in 2005, and the remaining $1,000 was paid in January 2006. The Agreement provides the Company with a license to the third party’s patents, including a non- exclusive, fully paid-up, royalty-free, worldwide license to the patents underlying the litigation. In

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
conjunction with the agreement, the third party and the Company agreed to a mutual release of claims, the Company agreed to pay $2,000, of which $379 was recorded as a settlement expense in 2004 for the alleged patent infringement that occurred during 2002 through 2004 and the remaining $1,621 was recorded as an intangible asset. The intangible asset is amortized ratably over its estimated life through 2017, the expiration dates of the patents-in-suit. The Company recorded amortization expense of $126 in 2005.
Intangible assets related to acquired workforce are being amortized on a straight-line basis over the estimated useful life of one year (Note 5).
Freestanding Preferred Stock Warrants
       Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150. Under SFAS No. 150, the freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified as common stock and additional paid-in-capital.
Revenue Recognition
       The Company generally recognizes revenue from product sales upon shipment when persuasive evidence of an arrangement exists, the selling price is fixed or determinable and collection of resulting receivables is reasonably assured. Revenues from amounts billed to customers, including prepaid orders, are deferred until shipment of fulfilled orders.
       The Company provides its customers with a 100% satisfaction guarantee whereby products can be returned within a 30-day period for a reprint or refund. The Company maintains an allowance for estimated future returns based on historical data. The provision for estimated returns is included in accrued liabilities. During the years ended December 31, 2003, 2004 and 2005, returns totaled less than 1% of net revenues and have been within management’s expectations.
       The Company periodically provides incentive offers to its customers in exchange for setting up an account and to encourage purchases. Such offers include free products and percentage discounts on current purchases. Discounts, when accepted by customers, are treated as a reduction to the purchase price of the related transaction and are presented in net revenues. Production costs related to free products are included in cost of revenues upon redemption.
       Shipping charged to customers is recognized as revenue.
Cost of Revenues
       Cost of revenues consist primarily of direct materials, the majority of which consists of paper, payroll and related expenses for direct labor, shipping charges, packaging supplies, distribution and fulfillment activities, rent for production facilities, depreciation of production equipment and third-party costs for photo-based merchandise. Cost of revenues also includes payroll and related expenses for personnel engaged in customer service. In addition, cost of revenues includes any third-party software or patents licensed, as well as the amortization of capitalized website development costs.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Technology and Development Expense
       Technology and development expense consists primarily of payroll and related expenses for the development and ongoing maintenance of the Company’s website, infrastructure and software. These expenses include depreciation of the computer and network hardware used to run the Company’s website and store the customer data that the Company maintains, as well as amortization of purchased software. Technology and development expense also includes colocation and bandwidth costs. Technology and development costs are charged to operations as incurred.
Sales and Marketing Expense
       Sales and marketing expense consists of costs incurred for marketing programs and personnel and related expenses for customer acquisition, product marketing, business development and public relations activities. The Company’s marketing efforts consist of various online and offline media programs, such as e-mail and direct mail promotions, the purchase of keyword search terms and various strategic alliances. Fees paid to third parties who drive new customers to our website are charged to expense as incurred.
       Advertising costs are expensed as incurred. Such costs are included in selling and marketing expenses and totaled approximately $1,068, $2,361 and $4,878 during the years ended December 31, 2003, 2004 and 2005, respectively, and $1,605 (unaudited) and $1,827 (unaudited) for the six months ended June,30, 2005 and 2006, respectively.
Stock-Based Compensation
       Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB No. 25 is recognized based on guidance provided in Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”), which provides for accelerated expensing over the option vesting period.
       The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), and FIN 28.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       Under the disclosure requirements of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS No. 148”), the following table presents the effect on net income (loss) if the Company had applied the fair value recognition provision of SFAS No. 123:

	Year Ended December 31,			Six Months
				Ended June 30,
	2003	2004	2005	2005

				(Unaudited)
Net income (loss) — as reported	$2,044	$3,709	$28,932	$(1,292)
Add: Stock-based compensation recognized under APB 25	169	1,839	3,310	1,094
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effect	(191)	(1,847)	(4,072)	(1,506)

Net income (loss) — pro forma	$2,022	$3,701	$28,170	$(1,704)

Basic net income (loss) per share
As reported	$—	$—	$1.45	$(0.41)
Pro forma	$—	$—	$1.40	$(0.55)
Diluted net income (loss) per share
As reported	$—	$—	$1.02	$(0.41)
Pro forma	$—	$—	$0.99	$(0.55)
       For disclosure purposes under SFAS No. 123, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,

	2003	2004	2005

Expected dividends	0%	0%	0%
Risk-free interest rate	2.6%	3.1%	4.4%
Volatility	0%	0%	0%
Expected life	4 years	4 years	4 years
       The weighted average grant date fair value per share of options granted during the years ended December 31, 2003, 2004 and 2005 was $0.51, $3.48 and $1.43, respectively.
       Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. In addition,

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
the Company will continue amortizing those awards valued prior to January 1, 2006 utilizing an accelerated amortization schedule while all option grants valued after January 1, 2006 will be expensed on a straight-line basis.
Income Taxes
       The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Net Income (Loss) Per Share
       Basic net income (loss) per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Net income (loss) available to common stockholders is calculated using the two class method as the net income (loss) less preferred stock dividends for the period and amounts allocated to preferred stock to reflect the rights of the preferred stock to receive dividends in preference to common stock.
       Diluted net income (loss) per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include restricted common stock, common stock subject to repurchase rights, and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited —
				Note 2)
Historical net income (loss) per share:
Numerator
Net income (loss)	$2,044	$3,709	$28,932	$(1,292)	$(3,658)
Income allocable to preferred stockholders	(2,044)	(3,709)	(24,212)	—	—

Net income (loss) allocable to common stockholders	$—	$—	$4,720	$(1,292)	$(3,658)

Denominator
Weighted-average common shares outstanding	1,628	2,904	3,619	3,493	4,016
Less: Weighted-average unvested common shares subject to repurchase	(54)	(673)	(364)	(368)	(158)

Denominator for basic net income (loss) per share	1,574	2,231	3,255	3,125	3,858

Dilutive effect of stock options and shares subject to repurchase	—	—	1,307	—	—
Dilutive effect of outstanding preferred stock warrants	—	—	47	—	—

Denominator for diluted net income (loss) per share	1,574	2,231	4,609	3,125	3,858

Basic net income (loss) per share	$—	$—	$1.45	$(0.41)	$(0.95)

Diluted net income (loss) per share	$—	$—	$1.02	$(0.41)	$(0.95)

Pro forma net income (loss) per share (unaudited):
Numerator
Net income (loss)			$28,932		$(3,658)

Denominator
Shares used above			3,255		3,858
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			12,633		13,802

Denominator for pro forma basic net income (loss) per share			15,888		17,660

Pro forma adjustments to reflect assumed weighted average effect of conversion of common stock options and shares subject to repurchase			1,307		—

Pro forma adjustments to reflect assumed net exercise of outstanding warrants			47		—

Denominator for pro forma diluted net income (loss) per share			17,242		17,660

Basic net income (loss) per share			$1.82		$(0.21)

Diluted net income (loss) per share			$1.68		$(0.21)

       The following weighted-average outstanding options, common stock subject to repurchase and convertible preferred stock warrants were excluded from the computation of diluted net income (loss)

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
per common share for the periods presented because including them would have had an antidilutive effect:

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited —
				Note 2)
Options to purchase common stock and common stock subject to repurchase	1,440	955	—	1,206	1,888
Convertible preferred stock (as converted basis)	11,756	12,199	12,633	12,448	13,802
Convertible preferred stock warrants (as converted basis)	—	25	—	41	58
Comprehensive Income
       SFAS No. 130, Reporting Comprehensive Income, requires an enterprise to report, by major components and as a single total, the change in net assets during the period from non-owner sources. For the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2005 and 2006, there was no difference between the Company’s comprehensive income (loss) and net income (loss).
Segment Reporting
       The Company operates in one industry segment — digital photofinishing services. The Company operates in one geographic area, being the United States of America.
       FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.
Recent Accounting Pronouncements
       In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 was adopted as of January 1, 2006, and did not have a material effect on the Company’s financial position, results of operations, or liquidity.
       In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinion, or APB, No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS No. 154”). This statement requires retrospective application, unless impracticable, for changes in accounting

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS No. 154 will be effective for the Company beginning on September 1, 2006. The Company is currently evaluating the impact, if any, of this statement on the Company’s financial position and results of operations.
       In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 was effective for all reporting periods beginning after December 15, 2005 and did not have a material impact on our financial statements.
Note 3 — Change in Accounting Policy
       On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that such warrants are subject to the requirements in SFAS 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are related to the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).
       The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net income by $442, or $0.14 per share. There was $464 of additional expense recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the six months ended June 30, 2006, the Company recorded $127 (unaudited) of additional expense reflected as other income (expense), net to reflect the increase in fair value between January 1, 2006 and June 30, 2006.
       The pro forma effect of the adoption SFAS No. 150 on the Company’s results of operations for 2003, 2004 and 2005, if applied retroactively, assuming SFAS No. 150 had been adopted in those years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Note 4 — Balance Sheet Components
Property and Equipment

	December 31,
			June 30,
	2004	2005	2006

			(Unaudited)
Computer and other equipment	$16,694	$25,658	$30,200
Software	4,063	7,524	7,844
Leasehold improvements	2,105	3,189	3,800
Furniture and fixtures	404	990	1,253

	23,266	37,361	43,097
Less: Accumulated depreciation and amortization	(11,543)	(16,600)	(20,551)

Net property and equipment	$11,723	$20,761	$22,546

       Property and equipment includes $5,598 and $7,050 of equipment and software under capital leases at December 31, 2004 and 2005, respectively, and $7,032 (unaudited) at June 30, 2006. Accumulated depreciation of assets under capital leases totaled $2,320 and $2,703 at December 31, 2004 and 2005, respectively, and $3,471 (unaudited) at June 30, 2006.
       Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $2,761, $3,769 and $6,246, respectively, and for the six months ended June 30, 2005 and 2006 was $2,650 (unaudited) and $4,556 (unaudited), respectively.
Intangible Assets

		Accumulated
	Gross	Amortization	Net

As of December 31, 2004
Purchased technology	$2,000	$(379)	$1,621

As of December 31, 2005
Purchased technology	$2,030	$(505)	$1,525
Acquired workforce	279	(186)	93

	$2,309	$(691)	$1,618

As of June 30, 2006 (unaudited)
Purchased technology	$2,030	$(570)	$1,460
Acquired workforce	279	(279)	0

	$2,309	$(849)	$1,460

       Amortization of existing intangibles is estimated to be approximately $128 per year through 2017.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Accrued Liabilities

	December 31,
			June 30,
	2004	2005	2006

Accrued marketing expenses	$1,138	$1,318	$1,035
Accrued compensation	583	977	902
Accrued purchases	680	3,845	575
Accrued taxes	484	221	—
Current portion of accrued license fee	1,000	1,000	—
Accrued legal and accounting fees	640	445	1,275
Accrued consultant expenses	294	1,059	406
Accrued lab expenses	589	1,316	253
Accrued colocation services	42	223	147
Accrued other	952	1,116	664

	$6,402	$11,520	$5,257

Other Liabilities

	December 31,
			June 30,
	2004	2005	2006

Long-term portion of accrued license fee	$1,000	$—	$—
Deferred rent	434	523	585

	$1,434	$523	$585

Note 5 — Acquisition
       On June 1, 2005, the Company acquired 100% of Memory Matrix, Inc., (“Memory Matrix”) a Nevada corporation, in exchange for 109 shares of common stock. The acquisition was effected using a “reverse triangular” merger in which a wholly owned Shutterfly subsidiary was merged with and into Memory Matrix, resulting in Memory Matrix becoming a wholly owned subsidiary of Shutterfly. Memory Matrix was considered to be a “developmental stage” enterprise and did not meet the definition of a “business” under SFAS No. 141, Business Combinations, for business combination purposes. In accordance with SFAS No. 141, the acquisition of Memory Matrix was accounted for as an acquisition of assets.
       As additional consideration for the acquisition, the Company also issued 121 shares of common stock to the employees of Memory Matrix, subject to vesting and repurchase rights over a period of 18 months, in exchange for unvested Memory Matrix restricted shares held by such employees prior to the merger. $671 of deferred stock-based compensation was recorded based on the intrinsic value of the shares at the time of the acquisition. The Company recognized $500 and $71 (unaudited) of stock-based compensation expense for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, relating to the vesting of the restricted shares. As of December 31, 2005 and June 30, 2006 (unaudited), 73 and 38 shares were unvested, respectively.
       The total purchase price was $690, based on an estimated per share fair value of $6.00 on the date of the transaction, and was allocated to various tangible and intangible assets, which consisted of $239 of cash, $9 of prepaids, $35 of fixed assets, $279 of acquired workforce, $564 of core technology, related deferred tax liability of $336 and assumed liabilities of $100. In addition, we recorded a deferred tax asset on the date of acquisition of $201, which was offset in full by a

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
valuation allowance. In the fourth quarter of 2005, the valuation allowance was released, which reduced non-current intangibles accordingly.
       The acquired workforce intangible asset is being amortized on a straight-line basis over one year. The net core technology asset will be amortized on a straight-line basis over the asset’s life, which is estimated as three years, when placed into service.
Note 6 — Commitments and Contingencies
Leases
       The Company leases office and production space under various noncancelable operating leases that expire no later than July 2010. Rent expense was $918, $1,131 and $1,181, for the years ended December 31, 2003, 2004 and 2005, respectively, and $540 (unaudited) and $622 (unaudited) for the six months ended June 30, 2005 and 2006, respectively.
       Rent expense is recorded on a straight-line basis over the lease term. When a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense, and the amount payable under the lease is recognized as deferred rent.
       During 2002, the Company accrued $209 for lease costs pertaining to the estimated future obligations for noncancelable lease payments for excess office facilities that were vacated. The Company estimated minimum sublease income in determining the lease loss reserve. In 2003, the Company reversed $89 of previously accrued building lease costs due to a change in the intended use of its production facility. The lease for the vacated office facilities expired in August 2004.
       The Company leases certain equipment, software and colocation services under non-cancellable capital leases, operating leases or long-term agreements that expire at various dates through the year 2010. The leased equipment is subject to a security interest. The total outstanding obligation under capital leases at December 31, 2005 and June 30, 2006 was $5,149 and $4,403 (unaudited), respectively.
       At December 31, 2005, the total future minimum payments under non-cancelable scheduled rentals are as follows:

	Purchase	Operating	Capital
	Obligations	Leases	Leases

Year Ending:
2006	$1,820	$1,132	$1,669
2007	—	1,303	2,110
2008	—	1,349	1,364
2009	—	1,396	483
2010 and thereafter	—	817	—

Total minimum lease payments	$1,820	$5,997	5,626

Less: amount representing interest			(477)

Present value of future minimum lease payments			5,149
Less: current portion			(1,503)

Noncurrent portion of capital lease obligations			$3,646

       Purchase obligations consist of non-cancellable marketing agreements and colocation services.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       In October 2001, the Company entered into an agreement with a leasing company to establish a line of credit which enabled the Company to finance up to $1,000 in equipment purchases under capital leases (the “Lease Line”).
       Under the Lease Line, the Company was required to maintain certain financial and non-financial covenants. In May 2002, a stockholder of the Company provided the lessor with a guarantee and compliance with the covenants was waived by the lessor. The guarantee included a call option that the guarantor was able to exercise at any time during the lease term. The exercise of the option would have resulted in payment of all due amounts to the lessor at the time of exercise and transferring of all rights and obligations under the lease line to the guarantor. In connection with the guarantee, the Company entered into a warrant purchase agreement with the stockholder and issued warrants to purchase 60 shares of Series D convertible preferred stock (See Note 8). The agreement included, among other things, a right of the stockholder to convert any outstanding amount of the assumed loan, given that the call option included in the guarantee agreement was exercised, into shares of convertible preferred stock at a conversion rate of $0.6123 per share.
       In February 2003, the Company’s stockholder exercised its call option. In July 2003, the stockholder converted the then outstanding assumed loan in the amount of $439 into 718 shares of Series E convertible preferred stock.
Indemnifications
       In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
       In accordance with its bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future claims.
Contingencies
       From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.
Note 7 — Loan Payable
       In February 2003, the Company received a $2,500 loan from a stockholder to finance working capital. The loan was repayable commencing March 2004, based on a 36-month repayment schedule. Any remaining outstanding balance was due and immediately payable at the end of February 2006. The loan bore an annual interest rate of 5% above the Prime Rate, as published in the Wall Street Journal, and not to exceed 12%. The Prime Rate was adjusted on a monthly basis. The Company granted the lender a continuing security interest in all of its assets. The loan

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
agreement provided for certain financial and non-financial covenants, the breach of which could have resulted in an increase in the interest rate or the loan being immediately callable.
       In connection with this loan, the Company issued warrants to purchase 138 and 113 shares of Series D and E convertible preferred stock, respectively. The warrants each had an exercise price of $0.615 per share. The fair value of the warrants was estimated at an aggregate of $115 using the Black-Scholes valuation model with the following assumptions: expected volatility of 70%, risk free interest rate of 4.24%, expected life of 10 years and no dividends. The fair value of the warrants was recorded as a discount to the loan and was amortized to interest expense using the effective interest rate method over the loan term. The Company repaid the entire amount of the loan during 2004. A total of $31 and $83 was recognized as interest expense during the periods ended December 31, 2003 and 2004, respectively. The warrants were fully exercised in 2004.
       In August 2005, the Company entered into a $7,000 term loan agreement with Silicon Valley Bank to finance equipment purchases. The loan was repayable commencing September 2005, based on a 36-month repayment schedule. Any remaining outstanding balance would have been due and immediately payable at the beginning of August 2008. The loan bore an annual interest rate on the outstanding principal amount from the date when made until paid in full at a rate per annum equal to the Prime Rate plus the Applicable Term Margin. The Applicable Term Margin was based on the Cash Flow Leverage Ratio, and ranged from 0.50% to 1.0%. The loan agreement provided for certain financial and non-financial covenants, the breach of which could have resulted in an increased interest rate or the loan being immediately callable.
       The Company borrowed $2,571 on this loan in August 2005, and repaid the full balance in November 2005. A total of $125 was recognized as interest expense during the year ended December 31, 2005.
Note 8 — Redeemable Convertible Preferred Stock
       Under the Company’s Certificate of Incorporation, as amended, the Company is authorized to issue 15,454 shares of preferred stock, which have been designated as Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock and Series F convertible preferred stock, respectively.
       Redeemable convertible preferred stock at December 31, 2005 consists of the following:

				Proceeds
	Shares			Net of
			Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

A	3,461	3,329	$8,906	$8,889
B	1,143	1,031	25,264	25,243
C	928	876	23,222	23,202
D	3,083	3,080	43,856	9,999
E	4,132	4,132	10,119	2,489
F	2,707	1,354	20,000	19,830

	15,454	13,802	$131,367	$89,652

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       The holders of convertible preferred stock have the rights and preferences as follows:
Dividends
       The holders of shares of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior to and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of $0.214, $1.96, $2.12, $0.285, $0.049 and $1.182 (as adjusted for any stock dividends, stock splits or recapitalization), respectively, per share per annum. Additionally, the holders of shares of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock are entitled to participate in any additional dividends on a per share as-if-converted basis with shares of common stock. Such dividends are payable when, as and if declared by the Company’s Board of Directors (“the Board”), and are not cumulative. As of December 31, 2005, no dividends had been declared.
Liquidation
       In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series E and Series F convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, Series A, Series B, Series C and Series D convertible preferred stock by reason of their ownership, an amount per share equal to (A) in the case of the Series E convertible preferred stock: $0.6123 plus an amount equal to 300% of the Series E issue price (as adjusted for any stock dividends, stock splits or recapitalizations), plus any declared, but unpaid dividends on such shares, and (B) in the case of the Series F convertible preferred stock: $14.774, plus any declared, but unpaid dividends on such shares. After the payment to the holders of the Series F and Series E convertible preferred stock, the holders of Series D convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, Series A, Series B and Series C convertible preferred stock by reason of their ownership, an amount per share equal to $3.56 plus an amount equal to 300% of the issue price (as adjusted for any stock dividends, stock splits or recapitalizations), plus any declared, but unpaid dividends on such shares. After the payment to the holders of Series F, Series E and Series D convertible preferred stock, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership, an amount per share equal to $2.675, $24.50 and $26.50 for each outstanding share of Series A, Series B, and Series C convertible preferred stock (as adjusted for any stock dividends, stock splits or recapitalizations), respectively, plus any declared, but unpaid dividends on such shares.
       After payment has been made to the holders of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock, any remaining assets and funds are to be distributed among the holders of common stock ratably based on the number of shares of common stock held by each stockholder.
       A merger, reorganization or sale of all or substantially all of the assets of the Company in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction shall be deemed to be a liquidation, dissolution or winding up.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Voting Rights
       The holder of each share of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of the Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of common stock.
Conversion
       Each share of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the per share conversion price in effect for the convertible preferred stock at the time of conversion by the per share conversion value of such shares. The initial per share conversion price of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock is $2.675, $24.50, $26.50, $3.56, $0.6123 and $14.774, respectively.
       Conversion is automatic at its then effective conversion rate (i) immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock in which (a) the public offering price equals or exceeds $20 per share (as adjusted for any stock dividends, stock splits or recapitalizations) and (b) the aggregate proceeds raised equal or exceed $25 million, or (ii) at the election of the holders of a majority of the outstanding preferred stock voting together as a single class on an as-converted basis. The price at which shares of the Company’s redeemable convertible preferred stock convert into common stock upon completion of an underwritten public offering was subsequently modified in June 2006 from $20 to $12 per share (see Note 13).
Warrants for Convertible Preferred Stock
       In connection with various financings and other commercial arrangements, the Company has issued warrants to purchase shares of its convertible preferred stock. Amortization expense relating to warrants for the years ended December 31, 2003 and 2004 was $31 and $83, respectively.
       As of December 31, 2005, outstanding preferred stock warrants consisted of:

				Number
				of Shares	Fair Value
		Convertible		Outstanding	at
		Preferred	Exercise	Underlying	December 31,
Issue Date	Term	Stock	Price	Warrant	2005

September 1999	7	Series A	$2.68	37	$283
September 1999	7	Series A	$2.68	38	286
March 2000	7	Series B	$24.50	4	17
June 2000	10	Series B	$24.50	41	400
August 2000	7	Series C	$26.50	4	22
January 2001	10	Series B	$3.56	30	494
September 2001	7	Series D	$3.60	3	32

				157	$1,535

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       As discussed in Note 3, in 2005 we reclassified the freestanding preferred stock warrants as a liability and began adjusting the warrants to fair value at each reporting period.
Note 9 — Common Stock
       The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 38,250,757 shares of $0.0001 par value per share common stock.
       The Company had reserved shares of common stock for the following:

As of
December 31,
2005

Stock option plans	7,226
Conversion of Series A convertible preferred stock	3,461
Conversion of Series B convertible preferred stock	1,143
Conversion of Series C convertible preferred stock	928
Conversion of Series D convertible preferred stock	3,083
Conversion of Series E convertible preferred stock	4,132
Conversion of Series F convertible preferred stock	2,707

22,680

Incentive Stock Plan
       In September 1999, the Company adopted the 1999 Stock Plan (the “Plan”). Under the Plan, the Company may issue shares of common stock and options to purchase common stock to employees, directors and consultants. Options granted under the Plan may be incentive stock options or non-qualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees, which includes officers and directors of the Company. Non-qualified stock options (“NSO”) and stock purchase rights may be granted to employees and consultants. Options under the Plan may be granted at prices not less than 85% of the deemed fair value of the shares on the date of the grant as determined by the Board, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the deemed fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the deemed fair value of the shares on the date of grant. The Board determines the period over which options become exercisable. The term of the options is no longer than five years for ISOs for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options. Options granted to date generally vest over four years.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Stock Option Activity
       A summary of the status of the Company’s stock option plans at June 30, 2006 and changes during the period then ended is presented in the table below (share numbers and aggregate intrinsic value in thousands):

	Shares		Weighted	Weighted
	Available	Number of	Average	Average	Aggregate
	for	Options	Exercise	Contractual	Intrinsic
	Grant	Outstanding	Price	Term (Years)	Value

Balances, December 31, 2002	436	2,259	$0.40
Granted	(1,131)	1,131	0.64
Exercised		(405)	0.11
Forfeited, cancelled or expired	850	(848)	0.42

Balances, December 31, 2003	155	2,137	0.31
Additional authorized	1,000	—
Granted	(687)	687	0.30
Exercised		(1,448)	0.22
Forfeited, cancelled or expired	42	(40)	0.50

Balances, December 31, 2004	510	1,336	0.40
Additional authorized	2,720	—
Granted	(2,372)	2,372	5.12
Exercised		(315)	0.35
Forfeited, cancelled or expired	501	(375)	2.89

Balances, December 31, 2005	1,359	3,018	3.91
Additional authorized (unaudited)	596	—	—
Granted (unaudited)	(1,875)	1,875	10.42
Exercised (unaudited)		(41)	1.45
Forfeited, cancelled or expired (unaudited)	151	(119)	4.88

Balances, June 30, 2006 (unaudited)	231	4,733	$6.68	8.85	$35,580
Options vested and expected to vest at June 30, 2006 (unaudited)		4,433	$6.57	8.82	$33,804
Options vested at June 30, 2006 (unaudited)		1,073	$3.13	7.50	$11,875
       In October 2001, the Company granted an NSO option to purchase 139 shares of common stock to a Board member outside of the Plan. The Board member exercised this option in December 2003.
       During the six months ended June 30, 2006, the Company granted stock options to purchase an aggregate of 1,875 shares of common stock with an estimated weighted-average grant-date fair value of $4.67. The total fair value of options that vested during the six months ended June 30, 2006 was $586 (unaudited). The total intrinsic value of options exercised during the six months ended June 30, 2006 was $401 (unaudited). Net cash proceeds from the exercise of stock options were $59 (unaudited) for the six months ended June 30, 2006. As permitted by SFAS No. 123R, we have deferred the recognition of our excess tax benefit.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       The following table summarizes information about stock options outstanding, vested and exercisable at December 31, 2005:

						Options Vested and
			Options Outstanding			Exercisable

				Weighted Avg.
			Shares Underlying	Remaining
Range of Exercise			Outstanding Options	Contractual	Weighted Avg.	As of	Weighted Avg.
Prices			as of 12/31/05	Term	Ex Price	12/31/05	Ex Price

$0.10	—	$0.10	84	7.18	$0.10	68	$0.10
$0.30	—	$0.30	463	8.34	$0.30	136	$0.30
$0.50	—	$0.50	269	5.79	$0.50	268	$0.50
$3.50	—	$3.50	14	4.28	$3.50	14	$3.50
$5.00	—	$5.00	1,344	9.08	$5.00	3	$5.00
$5.50	—	$5.50	823	9.51	$5.50	—	—
$10.00	—	$10.00	21	9.93	$10.00	—	—

$0.10	—	$10.00	3,018	8.72	$3.91	489	$0.50

       As of December 31, 2004, options to purchase 645 shares were vested and exercisable with a weighted average exercise price of $0.48.
Early Exercise of Employee Options
       Stock options granted under the Company’s stock option plan provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 698 and 138 at December 31, 2004 and 2005, respectively, and 57 (unaudited) at June 30, 2006, were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. In addition, cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability in the Company’s financial statements. As of December 31, 2004 and 2005, and June 30, 2006, cash received for early exercise of options of $123, $38, and $15 (unaudited), was included in refundable deposits, respectively. Amounts so recorded are transferred into common stock and additional paid-in capital as the shares vest.
       The activity of nonvested shares for the three months ended June 30, 2006 as a result of early exercise of options granted to employees is as follows:

Nonvested shares	Shares

Balance as of December 31, 2005	138
Early exercise of options (unaudited)	3
Vested (unaudited)	(84)

Balance as of June 30, 2006 (unaudited)	57

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Non-Employee Stock Options
       During 2003, the Company granted options to purchase 10 shares of common stock, at an exercise price of $0.10 per share to consultants in consideration for their services rendered to the Company. The Company recognizes stock-based compensation expense associated with these options as they vest and estimates their fair value based on the Black-Scholes option pricing model and its applicable assumptions at each reporting period. Accordingly, in 2003 the Company recorded stock-based compensation expense totaling $4. The following assumptions were utilized: expected dividend yield of 0%; risk-free interest rate ranging from 2.45% to 2.66%; expected volatility of 70%; and remaining contractual life of 10 years.
Stock-based Compensation Associated with Awards to Employees
       All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Board determined these fair market values in good faith based on the best information available to the Board and Company’s management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense. Accordingly, in the periods ending December 31, 2003, 2004 and 2005 for such stock and options issued to employees, the Company has recorded deferred stock-based compensation of $564, $2,299 and $1,225, respectively, net of cancellations, of which the Company amortized $166, $858, $1,547 and $438 (unaudited) of stock-based compensation in the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2006, respectively.
       Information on employee stock options granted in 2005 and the six months ended June 30, 2006 is summarized as follows:

	Number of
	Options	Exercise	Fair Value Estimate	Intrinsic Value per
	Granted	Price	per Common Share	Option Share

January 17, 2005	1,038,146	$5.00	$5.56	$0.56
February 3, 2005	34,750	5.00	5.61	0.61
March 16, 2005	273,000	5.00	5.75	0.75
May 3, 2005	357,100	5.50	5.90	0.40
June 23, 2005	263,950	5.50	6.14	0.64
August 18, 2005	294,511	5.50	6.48	0.98
September 28, 2005	58,250	5.50	8.17	2.67
October 6, 2005	23,200	5.50	8.62	3.12
October 20, 2005	7,250	5.50	9.43	3.93
December 5, 2005	22,050	10.00	10.09	0.09
January 20, 2006	230,250	10.00	10.19	0.19
February 1, 2006	25,000	10.00	10.29	0.29
May 9, 2006	1,518,015	10.39	10.39	—
June 12, 2006	72,500	12.00	12.00	—
June 20, 2006	29,500	12.00	12.00	—
       At December 31, 2005, the Company had deferred stock-based compensation under APB 25, as shown in the consolidated statement of redeemable convertible preferred stock and stockholders’

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
equity (deficit) of $1,625 of which $1,132 is expected to be amortized in 2006, $371 in 2007, $112 in 2008 and $10 in 2009.
       On July 28, 2004, the Company entered into a transition agreement with one of its executive officers whereby vesting of previously granted options was accelerated resulting in a new measurement date at the date of modification. This executive officer resigned effective January 31, 2005. A total of 316 shares would have been forfeited under the original option terms resulting in total compensation expense of $1,145. The total compensation expense was measured in accordance with guidance provided by Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”), as the intrinsic value of the modified award at the date of modification in excess of the amount measured at the original measurement date. A total of $981 and $164 was recognized in the years ended December 31, 2004 and 2005, respectively.
       On August 13, 2004 the Company entered into a transition agreement with one of its executive officers. Upon termination, the agreement provided for acceleration of 25% of the officer’s unvested options. The agreement also provided for an extension of the time to exercise any vested options, from 90 days to 270 days from the date of the officer’s termination. In February 2005, this executive officer resigned and 17 shares that would have been forfeited under the original option terms were accelerated, resulting in total stock-based compensation expense of $65. In November 2005, this executive officer exercised options for 293 shares. As expense recognition for the additional 276 shares was contingent on whether this executive officer took the benefit of the vesting extension, additional stock-based compensation expense was not recognized until the November exercise when $1,035 was recorded. Stock-based compensation expense for the February and November 2005 charges was measured in accordance with guidance provided by FIN 44 as the intrinsic value of the modified award at the date of modification in excess of the amount measured at the original measurement date.
       In March 2005, the Company entered into a settlement agreement with a former employee, whereby the Company allowed the former employee to retain 65 shares of common stock and repurchased 29 shares of common stock at its original purchase price. These shares were previously deemed repurchased by the Company. In connection with this settlement, the Company recorded $352 as stock-based compensation as of December 31, 2004, computed at the fair value of the common stock at the date of settlement, in accordance with guidance provided by FIN 44.
Adoption of SFAS No. 123R (Unaudited)
       The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical and implied volatility of a peer group of publicly traded entities. The expected term of options gave consideration to historical exercises, post vest cancellations and the options contractual term. The risk-free rate for the expected term of the option is based on the U.S. Treasury

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Constant Maturity at the time of grant. The assumptions used to value options granted during the six months ended June 30, 2006 were as follows:

Six Months
Ended
June 30, 2006

(Unaudited)
Dividend yield	—
Annual risk free rate of return	5.07%
Expected volatility	45.75%
Expected term (years)	4.55
       Employee stock-based compensation expense recognized in the six months ended June 30, 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
       As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the six months ended June, 2006, was higher by $268 (unaudited), net of tax effect, than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the six months ended June, 2006 would have been lower by $0.07 (unaudited), than if the Company had not adopted SFAS No. 123R. At June 30, 2006, the Company had $7,477 (unaudited) of total unrecognized compensation expense under SFAS No. 123R, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of approximately four years. In accordance with SFAS No. 123R, unamortized compensation expense on stock option grants after January 1, 2006 is not included in deferred stock-based compensation. The balance in deferred stock-based compensation as of June 30, 2006 is $1,039 (unaudited), which is comprised primarily of employee stock option grants prior to December 31, 2005, as well as stock-based compensation relating to restricted stock issued as additional consideration to Memory Matrix employees, subject to vesting.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
Note 10 — Income Taxes
       The following table reflects the components of the provision for income taxes of the Company:

	December 31,

	2003	2004	2005

Federal:
Current	$67	$194	$(187)
Deferred	—	—	(20,230)

Total	$67	$194	$(20,417)

State:
Current	$1	$64	$(40)
Deferred	—	—	(3,603)

Total	$1	$64	$(3,643)

Total income tax expense (benefit):
Current	$68	$258	$(227)
Deferred	—	—	(23,833)

Total	$68	$258	$(24,060)

       The Company’s actual tax expense (benefit) differed from the statutory federal income tax rate of 34.0%, as shown in the following schedule:

	Year Ended December 31,

	2003	2004	2005

Income tax expense at statutory rate	34.0%	34.0%	34.0%
State income taxes	5.8%	5.8%	5.8%
Stock-based compensation	3.7%	7.4%	10.7%
Non-qualified deductions	—	—	(13.1)%
Change in valuation allowance	(36.0)%	(38.0)%	(527.7)%
Other	(4.3)%	(2.7)%	(3.5)%

	3.2%	6.5%	(493.8)%

       Historically, the Company has recorded a valuation allowance on deferred tax assets, the majority of which relate to net operating loss carryforwards generated before it achieved profitability. During the fourth quarter of 2005, the Company concluded that it was more likely than not that the tax benefit associated with these deferred tax assets would be realized, resulting in a net tax benefit of $24,060 resulting primarily from the release of the deferred tax valuation allowance. The valuation allowance increased by $620 and decreased by $3,050 and $25,008 during the years ended December 31, 2003, 2004 and 2005, respectively.
       At December 31, 2005, the Company had approximately $57,000 and $53,000 of federal and state net operating loss carryforwards, respectively, to reduce future regular taxable income. These carryforwards will expire at various dates beginning in the year 2020 for federal and 2009 for state purposes, if not utilized.
       The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation or separate return loss year limitations. Any ownership changes, as defined, may restrict utilization of carryforwards.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       The Company also had federal and state research and development credit carryforwards of approximately $500 and $400 for federal and state income tax purposes, respectively, at December 31, 2005. The research and development credits may be carried forward over a period of 20 years for federal tax purposes, and indefinitely for California tax purposes.
       The components of the net deferred tax assets as of December 31, 2005 are:

	December 31,

	2004	2005

Deferred tax assets
Net operating loss carryforwards	$25,137	$22,646
Reserves and other tax benefits	412	1,408
Tax credits	614	823

Deferred tax assets	26,163	24,877
Deferred tax liabilities
Depreciation and amortization	(1,155)	(632)
Other deferred tax liabilities	—	(182)

Deferred tax liabilities	(1,155)	(814)
Valuation allowance	(25,008)	—

Net deferred tax assets	$—	$24,063

Note 11 — Employee Benefit Plan
       In 2000, the Company established a 401(k) plan under the provisions of which eligible employees may contribute an amount up to 15% of their compensation on a pre-tax basis. The Company matches employees’ contributions at the discretion of the Board. To date, no matching contributions have been made by the Company.
Note 12 — Related Party Transactions
       During the years ended December 31, 2003 and 2004, the Company entered into several transactions with one of its stockholders. The transactions involved issuance of warrants and conversion of certain loans into Series E Convertible preferred stock (see Note 7) and entering into a debt financing agreement (see Note 6). During the years ended December 31, 2003 and 2004, the Company recorded $189 and $206 of interest expense related to these loans.
       On June 1, 2005, the Company acquired Memory Matrix (see Note 5). Monaco Partners, L.P., a beneficial owner of the Company’s capital stock, owned 14.1% of Memory Matrix immediately prior to the closing of the acquisition. James H. Clark, who is a director and stockholder of the Company, controls Monaco Partners, L.P. Mr. Clark was a member of the board of directors of Memory Matrix immediately prior to the acquisition.
Note 13 — Subsequent Events (Unaudited)
       On March 16, 2006, the Board increased the number of shares of the Company’s common stock that are reserved and available for issuance under the Company’s 1999 Stock Plan by 596 shares.

SHUTTERFLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts) — (Continued)
       In January 2006, the Company signed a non-cancellable service agreement with a third-party data center for colocation services. The agreement has $4,300 of non-cancelable scheduled rentals over a three-year period ending in 2009.
       In May 2006, the Company extended an existing production space operating lease by one year and entered into a new noncancelable production space operating lease. The aggregate future minimum payments resulting from the incremental rent from the amendment and the new lease are $66 and $141 in 2006 and 2007, respectively.
       In June 2006, based on a reassessment of the value of its common stock during 2005, the Company offered to the employees who were granted options from January 2005 to October 2005 the ability to amend the terms of their options to increase the exercise prices in order to help them avoid potential adverse personal income tax consequences. On June 29, 2006, options to purchase 1,789 shares of the Company’s common stock that had been granted at exercise prices ranging from $5.00 to $5.50 per share were amended to exercise prices between $5.50 and $6.56 per share. The transaction was deemed a modification under SFAS No. 123R, but did not result in any incremental stock-based compensation charges. No other terms of the option grants were modified.
       On June 20, 2006, the Board approved the 2006 Equity Incentive Plan. A total of 1,358 shares of common stock were reserved for future issuance under the plan, which will become effective upon the completion of the Company’s planned initial public offering.
       The Company’s Restated Certificate of Incorporation was amended effective June 20, 2006 to reduce the price at which shares of the Company’s redeemable convertible preferred stock convert into common stock upon completion of an underwritten public offering from $20 to $12 per share.
       On June 20, 2006, the Board approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.
       On July 20, 2006, the Board approved the establishment of a charitable foundation, to be administered by a third party. The Board additionally approved the initial funding of the charitable foundation by a donation of approximately 65 shares of the Company’s common stock.
       On July 20, 2006, the Company granted 102 options to purchase shares of common stock to new and existing employees at an exercise price of $14.20 per share.
       On August 29, 2006, the Company’s former chief financial officer, Virender Ahluwalia, sued the Company in San Mateo County Superior Court alleging causes of action for reformation of contract, breach of contract and breach of fiduciary duty. The plaintiff claims that he is entitled to exercise stock options for 16 shares of the Company’s common stock because his vesting schedule should be deemed to have started one year earlier than contractually agreed. In addition, plaintiff claims that withholding taxes were not due at the time of exercise of his nonqualified stock options to purchase 277 shares of the Company’s common stock in 2005. Plaintiff claims that, because the Company required that he make provision for the applicable withholding taxes at the time of exercise of such options, he was damaged by having to immediately sell a portion of those shares upon his exercise in order to raise the funds necessary to pay applicable withholding taxes. The plaintiff is seeking compensatory and punitive damages. The Company disputes the plaintiff’s claims, believes that it has meritorious defenses and intends to vigorously defend this action. At this time, the Company does not believe that the amount of potential loss is reasonably estimable.

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UPLOAD • ORGANIZE & FIND • VIEW & ENHANCE
SHARE
CREATE
ORDER &

OUR CUSTOMER EXPERIENCE

MANAGE

In addition to Shutterfly.com, Shutterfly Studio organizes, edits and provides direct access to Shutterfly products and services. Customers spend less time uploading photos, and more time expressing their creativity.

shutterflySTUDIO

SHARE

Customers can share photos without registering or use Shutterfly Collections—personalized, interactive web sites that allow customers to organize and share memories with family and friends.

shutterfly
Martin Family Collection

PRESERVE
SHIP

CREATE

Whether looking for that one-of-a-kind gift or that special holiday card, Shutterfly offers an entire line of products that can be personalized down to the last picture. From Photo Books to Keepsake Boxes, Greeting Cards to Coffee Mugs, Shutterfly helps customers express their creativity while making something unique.

PRESERVE

Shutterfly offers free storage to all its registered users. In addition, Shutterfly CDs and DVD Photoshows allow customers to archive and share memories.

My First Soccer Goal
shutterfly
Christmas
2005

shutterfly®

5,800,000 shares
Common stock
Prospectus
JPMorgan

Piper Jaffray

Jefferies & Company
                      , 2006
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.
Until                     , 2006, all dealers that buy, sell or trade in our common stock whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.
       The following table sets forth the costs and expenses to be paid by Shutterfly in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

SEC registration fee	$10,706
NASD filing fee	10,505
NASDAQ Global Market listing fee	100,000
Printing and engraving	250,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	750,000
Blue sky fees and expenses	35,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous	118,789

Total	$2,500,000

ITEM 14.	Indemnification of Directors and Officers.
       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.
       As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.
       As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

       Prior to the completion of the offering, the Registrant intends to enter into indemnification agreements with each of its current directors and officers to provide such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.
       The Registrant has directors’ and officers’ liability insurance for securities matters.
       Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.03
Form of Amended and Restated Bylaws of the Registrant	3.05
Fifth Amended and Restated Investors’ Rights Agreement dated, as of November 11, 2005	4.02
Form of Indemnity Agreement	10.01

ITEM 15.	Recent Sales of Unregistered Securities.
       Since June 30, 2003, we have issued and sold the following securities:

1. On July 31, 2003, we issued 717,545 shares of our Series E Preferred Stock to Monaco Partners, L.P. upon Monaco’s exercise of its right to convert approximately $439,000 in debt from us, which debt was incurred as a result of Monaco’s payment of certain amounts originally owed by us to Silicon Valley Bank, as further described in the section entitled “Certain Relationships and Related Party Transactions.”

2. On December 30, 2004, Monaco Partners, L.P. exercised warrants to purchase 137,500 shares of our Series D preferred stock and 112,500 shares of our Series E preferred stock. These warrants were issued in connection with a loan made by Monaco to the Company in February 2003. The Company paid the balance due on this loan in full in December 2004.

3. From June 30, 2003 through August 31, 2006, we issued options to purchase an aggregate of 5,257,995 shares of our common stock under our 1999 Stock Plan.

4. On November 11, 2005, we issued 1,353,730 shares of our Series F preferred stock to Sutter Hill Ventures at a price of $14.774 per share.

5. On June 1, 2005, we issued 229,994 shares of our common stock to the shareholders of Memory Matrix, Inc., in connection with our acquisition of Memory Matrix.

6. From June 30, 2003 through August 31, 2006, we issued 2,316,061 shares of our common stock to our employees, directors, consultants and other service providers upon exercise of options granted by us, with exercise prices ranging from $0.10 to $5.50 per share.

7. On September 7, 2006, we issued 61,057 shares of our Series A preferred stock to Comdisco, Inc. upon its net exercise of outstanding warrants.

8. On September 8, 2006, we issued 65,000 shares of our common stock to Community Foundation Silicon Valley.
       Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under Sections 3(b) and 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) and Section 28 of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about Registrant.

ITEM 16.	Exhibits and Financial Statement Schedules.
       (a) Exhibits.
EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.01**	Form of Underwriting Agreement.
3	.01**	Restated Certificate of Incorporation of the Registrant.
3	.02(a)**	Amendment to Restated Certificate of Incorporation of the Registrant, dated as of June 20, 2006.
3	.02(b)**	Amendment to Restated Certificate of Incorporation of the Registrant, dated as of September 6, 2006.
3	.03**	Form of Restated Certificate of Incorporation of the Registrant, to be effective immediately following the completion of this offering.
3	.04**	Bylaws of the Registrant.
3	.05**	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately following completion of this offering.
4	.01**	Form of Registrant’s common stock certificate.
4	.02**	Fifth Amended and Restated Investors’ Rights Agreement, dated as of November 11, 2005, by and among the Registrant and certain investors of the Registrant.
5	.01**	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01**	Form of Indemnity Agreement.
10	.02**	1999 Stock Plan and forms of stock option agreement and stock option exercise agreement.
10	.03**	2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement, restricted stock agreement, restricted stock unit agreement, stock appreciation right agreement and stock bonus agreement.
10	.04**	Lease Agreement, as amended, dated July 5, 1999, by and between the Registrant and Westport Joint Venture, as amended to date.
10	.05**	Agreement of Lease, dated as of August 1, 2005, by and between the Registrant and DCT-CA 2004 RN Portfolio L, LP, as amended to date.
10	.06**	Lease, dated as of March 7, 2000, by and between the Registrant and 3168 Corporate Place Associates, LLC, as amended to date.
10	.07**	Lease, dated as of April 6, 2000, by and between the Registrant and 3168 Corporate Place Associates, LLC, as amended to date.
10	.08**	Offer letter dated January 5, 2005 for Jeffrey T. Housenbold.
10	.09**	Offer letter dated June 23, 2004 for Stephen E. Recht.

Exhibit
Number		Exhibit Title

10	.10**	Offer letter dated July 22, 2001 for Jeannine M. Smith Thomas.
10	.11**	Offer letter dated July 12, 2001 for Andrew F. Young.
10	.12**	Offer letter dated March 25, 2005 for Douglas J. Galen.
10	.13**	Offer letter dated April 3, 2006 for Stanford S. Au.
10	.14†**	Supply agreement, dated as of September 15, 2005, by and between the Registrant and Fuji Photo Film U.S.A., Inc.
21	.01**	Subsidiary of the Registrant.
23	.01**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23	.02**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.03**	Consent of Financial Strategies Consulting Group.
24	.01**	Powers of Attorney (included on page II-6).

**	Previously filed.

†	Certain portions of this agreement have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.
       (b) Financial Statement Schedules.
       Below is Schedule II — Valuation and Qualifying Accounts. All other financial statement schedules are omitted because they are not applicable or the information is included in the financial statements or related notes.
Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule
To the Board of Directors and Stockholders
of Shutterfly, Inc.:
       Our audits of the consolidated financial statements referred to in our report dated June 27, 2006 appearing in the registration statement on Form S-1 of Shutterfly, Inc. also included an audit of the financial statement schedule listed in Schedule II of this registration statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
San Jose, California
June 27, 2006

Schedule II
Valuation and Qualifying Accounts

		Additions
	Balance at							Balance at
	beginning	Charged to costs		Charged to				end of
	of period	and expenses		other accounts		Deductions		period

Deferred tax valuation allowance
Year ended December 31, 2003	$27,438	$620	(1)	$—		$—		$28,058
Year ended December 31, 2004	28,058	—		—		(3,050	) (2)	25,008
Year ended December 31, 2005	25,008	—		(230	)(3)	(24,778	) (4)	—

(1)	Increase in the valuation allowance is due to an increase in deferred tax assets

(2)	Decrease in the valuation allowance is due to a decrease in deferred tax assets

(3)	Reflects amounts related to items with no income statement effect

(4)	Decrease in the valuation allowance is due to the reversal of the valuation allowance in the fourth quarter of 2005.

ITEM 17.	Undertakings.
       The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on September 12, 2006.

SHUTTERFLY, INC.

By:	/s/ Stephen E. Recht

Stephen E. Recht
Chief Financial Officer
       Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Principal Executive Officer:

* Jeffrey T. Housenbold	President, Chief Executive Officer and Director	September 12, 2006

Principal Financial Officer and Principal Accounting Officer:

/s/ Stephen E. Recht Stephen E. Recht	Chief Financial Officer	September 12, 2006

Additional Directors:

* James H. Clark	Chairman of the Board	September 12, 2006

* Nancy J. Schoendorf	Director	September 12, 2006

* James N. White	Director	September 12, 2006

* Eric J. Keller	Director	September 12, 2006

Name		Title	Date

* Patricia A. House		Director	September 12, 2006

*By:	/s/ Stephen E. Recht Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.01**	Form of Underwriting Agreement.
3	.01**	Restated Certificate of Incorporation of the Registrant.
3	.02(a)**	Amendment to Restated Certificate of Incorporation of the Registrant, dated as of June 20, 2006.
3	.02(b)**	Amendment to Restated Certificate of Incorporation of the Registrant, dated as of September 6, 2006.
3	.03**	Form of Restated Certificate of Incorporation of the Registrant, to be effective immediately following the completion of this offering.
3	.04**	Bylaws of the Registrant.
3	.05**	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately following completion of this offering.
4	.01**	Form of Registrant’s common stock certificate.
4	.02**	Fifth Amended and Restated Investors’ Rights Agreement, dated as of November 11, 2005, by and among the Registrant and certain investors of the Registrant.
5	.01**	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01**	Form of Indemnity Agreement.
10	.02**	1999 Stock Plan and forms of stock option agreement and stock option exercise agreement.
10	.03**	2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement, restricted stock agreement, restricted stock unit agreement, stock appreciation right agreement and stock bonus agreement.
10	.04**	Lease Agreement, as amended, dated July 5, 1999, by and between the Registrant and Westport Joint Venture, as amended to date.
10	.05**	Agreement of Lease, dated as of August 1, 2005, by and between the Registrant and DCT-CA 2004 RN Portfolio L, LP, as amended to date.
10	.06**	Lease, dated as of March 7, 2000, by and between the Registrant and 3168 Corporate Place Associates, LLC, as amended to date.
10	.07**	Lease, dated as of April 6, 2000, by and between the Registrant and 3168 Corporate Place Associates, LLC, as amended to date.
10	.08**	Offer letter dated January 5, 2005 for Jeffrey T. Housenbold.
10	.09**	Offer letter dated June 23, 2004 for Stephen E. Recht.
10	.10**	Offer letter dated July 22, 2001 for Jeannine M. Smith Thomas.
10	.11**	Offer letter dated July 12, 2001 for Andrew F. Young.
10	.12**	Offer letter dated March 25, 2005 for Douglas J. Galen.
10	.13**	Offer letter dated April 3, 2006 for Stanford S. Au.
10	.14†**	Supply agreement, dated as of September 15, 2005, by and between the Registrant and Fuji Photo Film U.S.A., Inc.
21	.01**	Subsidiary of the Registrant.
23	.01**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23	.02**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.03**	Consent of Financial Strategies Consulting Group.
24	.01**	Powers of Attorney.

**	Previously filed.

†	Certain portions of this agreement have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.